Filed Pursuant to Rule 424(b)(4)
Registration No. 333-138370

PROSPECTUS

8,000,000 Shares

Common Stock

This is Super Micro Computer, Inc.’s initial public offering. Super Micro is offering 6,400,000 shares and the selling stockholders are offering 1,600,000 shares. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

Currently, no public market exists for the shares. Our common stock has been approved for quotation on the Nasdaq Global Market under the symbol “SMCI.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total
Public offering price	$8.00	$64,000,000
Underwriting discount	$0.56	$4,480,000
Proceeds, before expenses, to Super Micro	$7.44	$47,616,000
Proceeds, before expenses, to the selling stockholders	$7.44	$11,904,000

The underwriters may also purchase up to 1,200,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on April 3, 2007.

Merrill Lynch & Co.

UBS Investment Bank

Needham & Company, LLC

The date of this prospectus is March 29, 2007

SUPERMICRO®

Supermicro Servers and Server Building Block Solutions®

Driving Technology Excellence and Customer Success

SAS Cascading Cables
Rear View Connection

You should rely only on the information contained in this prospectus. We have not and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Until April 23, 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. However, although we take responsibility for compiling and extracting the data, we have not independently verified this information.

Our registered trademarks include Supermicro®, our company logo, Server Building Block Solution®, Building Block Solutions®, SuperO®, Superboard® and Superdoctor®. Our pending trademark applications include A+ Motherboard™, S-Server™, Superblade™, X-Blade™ and X-Blade Server™. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus before you decide to invest in our common stock. Unless otherwise indicated, references to “Supermicro,” the “Company,” “we,” “us” and “our” refer to Super Micro Computer, Inc. and its subsidiaries.

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Application optimized servers are configured to meet specific customer needs in contrast to typical servers which are offered in limited standardized configurations. To meet the needs of our customers, we configure our server solutions by adjusting the amount of memory, which enables computer servers to store data for a period of time, processing power, which enables computer servers to interpret instructions and process data rapidly, and/or input/output capabilities, which enable different components of a computer server to communicate with one another. We develop our systems based on the x86 architecture which is a set of open standard design specifications used by Intel Corporation and Advanced Micro Devices in their microprocessors. Our solutions include a wide range of complete server systems, as well as components which can be used by distributors, OEMs and end customers to assemble server systems.

We have developed a set of design principles and performance specifications that meet industry wide standards and also incorporate advanced functionality and capabilities. Our modular architectural approach has allowed us to offer our customers interoperable designs across all of our components, which can be configured to create complete server systems. This modular approach, in turn, enables us to offer our clients flexibility and customization by providing what we believe is the industry’s largest array of server systems and components. Our server systems and components are architected to provide high levels of reliability, quality, and scalability, thereby enabling benefits in performance, thermal optimization, power efficiency and total cost of ownership. As of December 31, 2006, we offered over 3,850 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

We sell our server systems and components primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to OEMs as well as through our direct sales force. During fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors in more than 70 countries. We generally recognize revenue upon shipment to distributors. We commenced operations in 1993 and have been profitable every year since inception. Initially the focus of our business was in sales of high-performance server components. Since 2000, we have gradually shifted our focus and resources to designing, developing, manufacturing and selling application optimized server systems. In recent years our growth in net sales has been driven by the growth in the market for application optimized server systems. For fiscal year 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million and $302.5 million, respectively and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the six months ended December 31, 2005 and 2006, our net sales were $136.6 million and $203.8 million, respectively, and our net income was $7.0 million and $9.8 million, respectively.

As businesses of all sizes process larger quantities of data to communicate, transact and collaborate, their business processes are becoming more complex and their requirements for computing capacity are growing rapidly. Computing architectures are continuing to evolve to meet this rapidly growing demand for computing capacity. Businesses increasingly require solutions that provide flexibility and scalability in a cost effective manner, and are moving towards a modular and open system approach to create what are commonly referred to as “scale-out” computing architectures. Scale-out architectures enable businesses to add computing capacity incrementally without significantly disrupting existing systems, thus reducing total cost of ownership.

Scale-out architectures provide significant benefits for many businesses. However, there are a wide range of circumstances in which businesses need more than just the incremental computing capacity that can be obtained by adding more general purpose servers as part of a scale-out deployment. In these circumstances, businesses seek application optimized solutions. For example:

•

Large Scalable Server Farms:    Data centers seek to optimize industry standard components by architecting server systems that enable higher performance through enhanced processing or I/O, more efficient memory bandwidth utilization and greater capacity.

•

Businesses That Have Complex Computing Requirements:    A broad range of industry segments with intensive information and image capture and processing requirements, including financial services, oil and gas exploration, and media and entertainment companies, require server solutions that are built with specific processing power and I/O capabilities that can maximize such processing in the most efficient manner.

•

Original Equipment Manufacturers (OEMs):    To differentiate their products, OEMs require a broad selection of high performance, rapidly deployable server solutions that can be optimized for the specific applications of their end customers.

We believe the competitive advantages of our solutions include:

•

Flexible and Customizable Server Solutions:    Our building block approach allows us to provide a broad range of SKUs, enabling us to build and deliver customized solutions based upon customers’ application requirements.

•

Rapid Time-to-Market:    Our in-house design competencies and control of the design of many of the components used within our server systems enable us to rapidly develop, build and test server systems and components.

•

Improved Power Efficiency and Thermal Management:    We offer many design innovations to optimize power consumption and manage heat dissipation, allowing our products to achieve a superior price-to-performance ratio while minimizing energy costs.

•

High Density Servers:    We offer server systems with twice the density of conventional solutions. Density refers to the amount of space required for a server. By offering servers with higher density, our servers require less space, thereby allowing our customers to more efficiently deploy our server systems in scale-out configurations.

Our objective is to be the leading provider of application optimized, high performance server solutions worldwide. Key elements of our strategy include:

•

Maintain our Time-To-Market Advantage:    We intend to maintain our time-to-market advantage by continuing our investment in our research and development efforts to rapidly develop new proprietary server solutions based on industry standard components. By being one of the first companies to offer servers incorporating latest generation microprocessors and other key standard components as they are introduced to the market, we are able to generate sales from customers eager to rapidly adopt latest generation technology as well as allow customers an early opportunity to evaluate our technology as they make new purchase decisions for next generation systems.

•

Expand our Product Offerings:    We plan to increase the number of products we offer by delivering new products with improved power and thermal management capabilities, greater density and additional management software capabilities.

•

Further Develop Existing Markets and Expand into New Markets:    We intend to strengthen our relationships with existing distribution and OEM partners and add new distributors and customers in order to expand our reach geographically, particularly in the Asia Pacific region and Europe.

•

Strengthen our Relationships with Suppliers and Manufacturers:    We plan to continue leveraging our relationships with suppliers and contract manufacturers in order to maintain and improve our cost structure.

•

Deliver Advanced Blade Server Technology:    To meet the emerging demand for blade servers, we are currently developing, and plan to introduce in the first half of calendar 2007, a high performance blade server solution, called Superblade. Blade servers are specifically designed for high density by sharing power, cooling, networking and other resources within a single server-rack enclosure, compared to standard servers which each require their own independent resources. By eliminating these repetitive components and locating them in one place, a greater number of blade servers can be used in a smaller physical area as compared to standard servers.

In pursuing our strategy, we face a number of challenges and are subject to risks and uncertainties which are discussed in more detail in the section of this prospectus entitled “Risk Factors.” The primary risks we face include:

•	fluctuating operating results;

•	dependence on the growth of the market for application optimized server solutions, which is new and evolving;

•	dependence on timely new technology introductions by suppliers of server related technology, such as Intel Corporation and Advanced Micro Devices;

•	our ability to develop and market new products; and

•	our ability to compete against some of the largest global technology vendors.

If we are unable to adequately address these and other challenges we face, our ability to grow our business will be negatively impacted.

We were incorporated in California in September 1993. We reincorporated in Delaware in March 2007. Our principal executive offices are located at 980 Rock Avenue, San Jose, CA 95131 and our telephone number is (408) 503-8000. Our website address is www.supermicro.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	6,400,000 shares

Common stock offered by the selling stockholders	1,600,000 shares

Common stock to be outstanding after this offering	28,623,220 shares

Use of proceeds

We intend to use a portion of the net proceeds that we receive from this offering to repay approximately $18.9 million of existing building loans. We intend to use the remaining net proceeds for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“SMCI”

The number of shares of common stock to be outstanding immediately after this offering is based on 22,223,220 shares of common stock outstanding as of December 31, 2006 and excludes the following:

•

15,062,530 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $2.12 per share at December 31, 2006, including options outstanding under our 1998 stock option plan; and

•	4,000,000 shares of common stock which will be authorized for future issuance following the offering under our 2006 stock option plan.

Unless specifically stated otherwise, all information contained in this prospectus:

•	gives effect to our reincorporation in Delaware which was completed in March 2007;
•	assumes that the underwriters do not exercise their option to purchase up to 1,200,000 additional shares from the selling stockholders in this offering to cover over allotments; and

•	gives effect to a two-for-one stock split of our outstanding common stock which was completed in March 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The consolidated statements of operations data for the fiscal years ended June 30, 2004, 2005 and 2006 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six month periods ended December 31, 2005 and 2006, and the actual consolidated balance sheet data as of December 31, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:(1)
Net sales	$167,065	$211,763	$302,541	$136,642	$203,789
Cost of sales	138,232	178,293	242,235	110,457	166,789

Gross profit	28,833	33,470	60,306	26,185	37,000
Operating expenses:
Research and development	8,513	10,609	15,814	6,901	10,494
Sales and marketing	8,439	7,197	9,363	4,746	5,483
General and administrative	5,074	5,380	6,931	2,989	5,511
Provision for (reversal of) litigation loss	—	(1,178)	575	—	(120)

Total operating expenses	22,026	22,008	32,683	14,636	21,368

Income from operations	6,807	11,462	27,623	11,549	15,632
Interest income	27	117	254	115	121
Interest expense	(771)	(867)	(1,257)	(581)	(671)
Other income, net	20	17	2	1	—

Interest and other income, net	(724)	(733)	(1,001)	(465)	(551)

Income before income tax provision	6,083	10,729	26,622	11,084	15,082
Income tax provision	1,229	3,639	9,675	4,073	5,315

Net income	$4,854	$7,090	$16,947	$7,011	$9,767

Net income per share
Basic	$0.22	$0.32	$0.77	$0.32	$0.44
Diluted	$0.17	$0.24	$0.53	$0.23	$0.30
Shares used in per share calculation
Basic	21,898	21,914	22,010	21,961	22,201
Diluted	28,062	29,442	31,846	30,021	32,340

(1) Includes charges for stock-based compensation:
Cost of sales	$17	$40	$102	$52	$84
Research and development	81	180	441	203	481
Sales and marketing	48	63	236	117	189
General and administrative	56	142	317	142	236

The as adjusted column of the consolidated balance sheet data reflects the sale of 6,400,000 shares of our common stock offered by us at the initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of approximately $18.9 million of building loans.

	As of December 31, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,632	46,448
Working capital	45,973	71,424
Total assets	168,573	193,389
Long-term obligations, net of current portion(2)	18,345	42
Total stockholders’ equity	58,667	102,421

(2)	Long-term obligations, net of $0.6 million current portion, includes $18.3 million of building loans, which we expect to repay with the net proceeds from this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to Our Business and Industry

Our recent significant growth makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Although we have been operating since 1993, our revenues have grown substantially in recent periods, which makes it difficult to evaluate our current business and future prospects. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company in a very competitive market. These risks and difficulties include, but are not limited to, the risks identified in this section and in particular the following factors:

•	our focus on a single market, the market for application optimized server systems and components;

•	our increasing focus on the sales of server systems as compared to components;

•	the difficulties we face in managing rapid growth in personnel and operations;

•	the timing and success of new products and new technologies introduced by us and our competitors;

•	our ability to build brand awareness in a highly competitive market; and

•	our ability to market new and existing products on our own and with our partners.

We may not be able to successfully address any of these risks or others. Failure to do so adequately could seriously harm our business and cause our operating results to suffer.

Our quarterly operating results will likely fluctuate in the future, which could cause rapid declines in our stock price.

As our business continues to grow, we believe that our quarterly operating results will be subject to greater fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results in the future include:

•	our ability to attract new customers, retain existing customers and increase sales to such customers;

•	unpredictability of the timing and size of customer orders, since most of our customers purchase our products on a purchase order basis rather than pursuant to a long term contract;

•	fluctuations in availability and costs associated with materials needed to satisfy customer requirements;

•	variability of our margins based on the mix of server systems and components we sell;

•	variability of operating expenses as a percentage of net sales;

•	the timing of the introduction of new products by leading microprocessor vendors and other suppliers;

•	our ability to introduce new and innovative server solutions that appeal to our customers;

•	our ability to address technology issues as they arise, improve our products’ functionality and expand our product offerings;

•	changes in our product pricing policies, including those made in response to new product announcements and pricing changes of our competitors;

•	mix of whether customer purchases are of full systems or components and whether made directly or through indirect sales channels;

•	fluctuations based upon seasonality;

•	the rate of expansion, domestically and internationally;

•	the effectiveness of our sales force and the efforts of our distributors;

•	the effect of mergers and acquisitions among our competitors, suppliers or partners;

•	general economic conditions in our geographic markets; and

•	impact of regulatory changes on our cost of doing business.

Accordingly, it is difficult for us to accurately forecast our growth and results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of quarterly operating results may render less meaningful period-to-period comparisons of our operating results, and you should not rely upon them as an indication of future performance.

If the demand for application optimized server solutions does not continue to develop as we anticipate, demand for our server solutions may not grow as we expect.

The success of our business depends on the continued adoption of application optimized server solutions by businesses for running their critical business applications. The market for application optimized server solutions has begun to develop in recent years. As the market for general purpose servers has grown and matured, leading general purpose server vendors have focused on providing a limited range of models that could be mass produced, thereby creating an opportunity for the development of a market focused on more application optimized servers. This new market has been marked by frequent introductions of new technologies and products. Many of these technologies and products have not yet gained, and may not gain, significant customer acceptance. We expect to devote significant resources to identifying new market trends and developing products to meet anticipated customer demand for application optimized server solutions. Ultimately, however, customers may not purchase application optimized server solutions and instead select general purpose lower-cost servers and components. We are also part of a broader market for server solutions and demand for these server solutions may decline or fail to grow as we expect. Accordingly, we can not assure you that demand for the type of server solutions we offer and plan to offer will continue to develop as we anticipate, or at all.

Our future financial performance will depend on the timely introduction and widespread acceptance of new server solutions and increased functionality of our existing server solutions.

Our future financial performance will depend on our ability to meet customer specifications and requirements by enhancing our current server solutions and developing server solutions with new and better functionality. For example, we are spending a material portion of our research and development budget on the development of blade server systems, which we expect to introduce during the first half of calendar 2007. The success of new features and new server solutions depends on several factors, including their timely introduction and market acceptance. We may not be successful in developing enhancements or new server solutions, or in timely bringing them to market. Customers may also defer purchases of our existing products pending the introduction of anticipated new products. If our new server solutions are not competitive with solutions offered by other vendors, we may not be perceived as a technology leader and could miss market opportunities. If we are unable to enhance the functionality of our server solutions or introduce new server solutions which achieve widespread market acceptance, our reputation will be damaged, the value of our brand will diminish, and our business will suffer. In addition, uncertainties about the timing and nature of new features and products could result in increases in our research and development expenses with no assurance of future sales.

We may not be able to successfully manage our planned growth and expansion.

We are pursuing new customers and expanding our product offerings to grow our business rapidly. In connection with this growth, we expect that our annual operating expenses will increase significantly during the foreseeable future as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and strengthen customer service and support resources for our customers. Our failure to expand operational and financial systems timely or efficiently could result in additional operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of SKUs, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results.

Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our net sales or improve our gross margins.

The market for server solutions is intensely competitive and rapidly changing. Barriers to entry in our market are relatively low and we expect increased challenges from existing as well as new competitors. Some of our principal competitors offer server solutions at a lower price, which has resulted in pricing pressures on sales of our server solutions. We expect further downward pricing pressure from our competitors and expect that we will have to price some of our server solutions aggressively to increase our market share with respect to those products. If we are unable to maintain the margins on our server solutions, our operating results could be negatively impacted. In addition, if we do not develop new innovative server solutions, or enhance the reliability, performance, efficiency and other features of our existing server solutions, our customers may turn to our competitors for alternatives. In addition, pricing pressures and increased competition generally may also result in reduced sales, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our principal competitors include global technology companies such as Dell, Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel. In addition, we also compete with a number of smaller vendors who also sell application optimized servers, such as Rackable Systems, Inc., and original design manufacturers, or ODMs, such as Quanta Computer Incorporated. ODMs sell server solutions marketed or sold under a third party brand.

Many of our competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and deeper market penetration;

•	longer operating histories;

•	larger sales and marketing organizations and research and development teams and budgets;

•	more established relationships with customers, contract manufacturers and suppliers and better channels to reach larger customer bases;

•	larger customer service and support organizations with greater geographic scope;

•	a broader and more diversified array of products and services; and

•	substantially greater financial, technical and other resources.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our application optimized server solutions are more effective than the products that our competitors offer, potential customers might accept competitive products in lieu of purchasing our products. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our net sales may be impaired.

Our sales cycle is lengthy and expensive, and could adversely affect the amount, timing and predictability of future net sales.

Our end customers generally need three to six months after an initial contact to make a final purchase decision with respect to our products. As customers weigh their purchase options, we may expend significant resources in pursuit of a sale that may ultimately fail to close. We have little control over our customers’ budget cycles and approval processes, or the strength of competitors’ relationships with our potential customers, all of which could adversely affect our sales efforts. The introduction of new products and product enhancements may lengthen our sales cycle as customers defer a decision on purchasing existing products and evaluate our new products. If we are unsuccessful in closing sales after expending significant resources, our net sales and operating expenses will be adversely affected.

As we increasingly target larger customers, our customer base may become less diversified, our cost of sales may increase, and our sales may be less predictable.

We expect that selling our server solutions to larger customers will create new challenges. No one customer represented 10% or more of our revenues for fiscal years 2005 and 2006 or the six months ended December 31, 2005 and 2006. However, if certain customers buy our products in greater volumes, and their business becomes a larger percentage of our net sales, we may grow increasingly dependent on those customers to maintain our growth. If our largest customers do not purchase our products at the levels or in the timeframes that we expect, our ability to maintain or grow our net sales will be adversely affected.

Additionally, as we and our distribution partners focus increasingly on selling to larger customers and attracting larger orders, we expect greater costs of sales. Our sales cycle may become longer and more expensive, as larger customers typically spend more time negotiating contracts than smaller customers. In addition, larger customers often seek to gain greater pricing concessions, as well as greater levels of support in the implementation and use of our server solutions. These factors can result in lower margins for our products.

Increased sales to larger companies may also cause fluctuations in results of operations. A larger customer may seek to fulfill all or substantially all of its requirements in a single order, and not make another purchase for a significant period of time. Accordingly, a significant increase in revenue during the period in which we recognize the revenue from the sale may be followed by a period of time during which the customer purchases none or few of our products. A significant decline in net sales in periods following a significant order could adversely affect our stock price.

We must work closely with our suppliers to make timely new product introductions.

We rely on our close working relationships with our suppliers, including Intel and AMD, to anticipate and deliver new products on a timely basis when new generation materials and core components are made available. Intel and AMD are the only suppliers of the microprocessors we use in our server systems. If we are not able to maintain our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to quickly offer advanced technology and product innovations to our customers would be impaired. We have no long term agreements that obligate our suppliers to continue to work with us or to supply us with products.

Our suppliers’ failure to improve the functionality and performance of materials and core components for our products may impair or delay our ability to deliver innovative products to our customers.

We need our material and core component suppliers, such as Intel and AMD, to provide us with core components that are innovative, reliable and attractive to our customers. Due to the pace of innovation in our industry, many of our customers may delay or reduce purchase decisions until they believe that they are receiving best of breed products that will not be rendered obsolete by an impending technological development. Accordingly, demand for new server systems that incorporate new products and features is significantly impacted by our suppliers’ new product introduction schedules and the functionality, performance and reliability of those new products. If our materials and core component suppliers fail to deliver new and improved materials and core components for our products, we may not be able to satisfy customer demand for our products in a timely manner, or at all. If our suppliers’ components do not function properly, we may incur additional costs and our relationships with our customers may be adversely affected.

Our time to market advantage is dependent upon our suppliers’ ability to continue to introduce improved components for our products.

We are dependent upon our material and core component suppliers, such as Intel and AMD, to continue to introduce improved products with additional features that our customers will find attractive. If the pace of innovation from our suppliers slows, our products may face increased competition if our competitors are able to introduce products that use the latest technology offered by other suppliers in the industry. This price competition could lead to reduced margins and could adversely affect our results of operations.

As our business grows, we expect that we may be exposed to greater customer credit risks.

Historically, we have offered limited credit terms to our customers. As our customer base expands, as our orders increase in size, and as we obtain more direct customers, we expect to offer increased credit terms and flexible payment programs to our customers. Doing so may subject us to increased credit risk, higher accounts receivable with longer days outstanding, and increases in charges or reserves, which could have a material adverse effect on our business, results of operations and financial condition.

Our ability to develop our brand is critical to our ability to grow.

We believe that acceptance of our server solutions by an expanding customer base depends in large part on increasing awareness of the Supermicro brand and that brand recognition will be even more important as competition in our market develops. In particular, we expect an increasing proportion of our sales to come from sales of server systems, the sales of which we believe may be particularly impacted by brand strength. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to develop reliable and useful products at competitive prices. To date, we have not devoted significant resources to building our brand, and have limited experience in increasing customer awareness of our brand. Our future brand promotion activities, including any expansion of our cooperative marketing programs with strategic partners, may involve significant expense and may not generate desired levels of increased revenue, and even if such activities generate some increased revenue, such increased revenue may not offset the expenses we incurred in endeavoring to build our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in our attempts to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and as a result our operating results and financial condition could suffer.

We principally rely on indirect sales channels for the sale and distribution of our products and any disruption in these channels could adversely affect our sales.

Historically, a substantial majority of our revenues have resulted from sales of our server solutions through third party distributors and resellers. For fiscal year 2006 and the six months ended December 31, 2006, approximately 77% and 67%, respectively, of our net sales were derived from sales to third party resellers and distributors. We depend on our distributors to assist us in promoting market acceptance of our products and anticipate that a majority of our revenues will continue to result from sales through indirect channels. To maintain and potentially increase our revenue and profitability, we will have to successfully preserve and expand our existing distribution relationships as well as develop new distribution relationships. Our distributors also sell products offered by our competitors and may elect to focus their efforts on these sales. If our competitors offer our distributors more favorable terms or have more products available to meet the needs of their customers, or utilize the leverage of broader product lines sold through the distributors, those distributors may de-emphasize or decline to carry our products. In addition, our distributors’ order decision-making process is complex and involves several factors, including end customer demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. We also do not control the pricing or discounts offered by distributors to end customers. To maintain our participation in distributors’ marketing programs, in the past we have provided promotional goods or made short-term pricing concessions. The discontinuation of promotional goods or pricing concessions could have a negative effect on our business. Our distributors could also modify their business practices, such as payment terms, inventory levels or order patterns. If we are unable to maintain successful relationships with distributors or expand our distribution channels or we experience unexpected changes in payment terms, inventory levels or other practices by our distributors, our business will suffer.

We may be unable to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our resources to match market demand.

Since a significant portion of our sales are made through domestic and international distributors, our financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of end customers and our distributors, and by the changes in inventory levels of our products held by these distributors. We generally record revenue based upon a “sell-in” model which means that we generally record revenue upon shipment to our distributors. For more information regarding our revenue recognition policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.” While we attempt to assist our distributors in maintaining targeted stocking level of our products, we may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties including end customer demand. Our distributors also have various rights to return products which could, among other things, result in our having to repurchase inventory which has declined in value or is obsolete. Consequently, actual results could differ from our estimates. Inventory levels of our products held by our distributors may exceed or fall below the levels we consider desirable on a going-forward basis. This could adversely affect our distributors or our ability to efficiently manage or invest in internal resources, such as manufacturing and shipping capacity, to meet the demand for our products.

If we are required to change the timing of our revenue recognition, our net sales and net income could decrease.

We currently record revenue based upon a “sell-in” model with revenues generally recorded upon shipment of products to our distributors. This is in contrast to a “sell-through” model pursuant to which revenues are generally recognized upon sale of products by distributors to their customers. This requires that we maintain a reserve to cover the estimated costs of any returns or exercises of stock rotation rights, which we estimate primarily based on our historical experience. If facts and circumstances change such that the rate of returns of our products exceeds our historical experience, we may have to increase our reserve, which, in turn, would cause our revenue to decline. Similarly, if facts and circumstances change such that we are no longer able to determine reasonable estimates of our sales returns, we would be required to defer our revenue recognition until the point of sale from the distributors to their customers. Any such change may negatively impact our net sales or net income for particular periods and cause a decline in our stock price. For additional information regarding our revenue recognition policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

The average selling prices for our existing server solutions are subject to decline if customers do not continue to purchase our latest generation products, which could harm our results of operations.

As with most electronics based products, average selling prices of servers typically are highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products become commoditized and are ultimately replaced by even newer generation products. We have not been impacted by this phenomena to any material extent to date because most of our sales are generated from our most recently introduced products which have not yet become commoditized and therefore are not yet subject to the pressure of rapidly declining average selling prices. However, as our business continues to grow, we may increasingly be subject to this industry risk. We cannot predict the timing or amount of any decline in the average selling prices of our server solutions that we may experience in the future. In some instances, our agreements with our distributors limit our ability to reduce prices unless we make such price reductions available to them, or price protect their inventory. If we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be harmed.

Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and materials for our products.

Prices of materials and core components utilized in the manufacture of our server solutions, such as serverboards, chassis, central processing units, or CPUs, memory and hard drives represent a significant portion of our cost of sales. We generally do not enter into long-term supply contracts for these materials and core components, but instead purchase these materials and components on a purchase order basis. Prices of these core components and materials are volatile, and, as a result, it is difficult to predict expense levels and operating results. In addition, if our business growth renders it necessary or appropriate to transition to longer term contracts with materials and core component suppliers, our costs may increase and our gross margins could correspondingly decrease.

Because we often acquire materials and core components on an as needed basis, we may be limited in our ability to effectively and efficiently respond to customer orders because of the then-current availability or the terms and pricing of materials and core components. Our industry has experienced materials shortages and delivery delays in the past, and we may experience shortages or delays of critical materials in the future. From time to time, we have been forced to delay the introduction of certain of our products or the fulfillment of customer orders as a result of shortages of materials and core components. If shortages or delays arise, the prices of these materials and core components may increase or the materials and core components may not be available at all. In addition, in the event of shortages, some of our larger competitors may have greater abilities to obtain materials and core components due to their larger purchasing power. We may not be able to secure enough core components or materials at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results.

We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.

As a result of our strategy to provide greater choice and customization of our products to our customers, we are required to maintain a high level of inventory. If we fail to maintain sufficient inventory, we may not be able to meet demand for our products on a timely basis, and our sales may suffer. If we overestimate customer demand for our products, we could experience excess inventory of our products and be unable to sell those products at a reasonable price, or at all. Additionally, the rapid pace of innovation in our industry could render significant portions of our existing inventory obsolete. Certain of our distributors and OEMs have rights to return products, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times, such as termination of the agreement or product obsolescence. Any returns under these arrangements could result in additional obsolete inventory. In addition, server systems and components that have been customized and later returned by those of our customers and partners who have return rights or stock rotation rights may be unusable for other purposes or may require reformation at additional cost to be made ready for sale to other customers. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves against potential future charges which would adversely affect our business and financial results. During fiscal years 2004, 2005 and 2006, and the six months ended December 31, 2005 and 2006, we recorded inventory write-downs charged to cost of sales of $2.0 million, $1.4 million, $2.9 million, $1.5 million and $1.2 million, respectively, for excess and obsolete inventory. For additional information regarding customer return rights, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Our focus on internal development and customizable server solutions could delay our introduction of new products and result in increased costs.

Our strategy is to rely to a significant degree on internally developed components, even when third party components may be available. We believe this allows us to develop products with a greater range of features and functionality and allows us to develop solutions that are more customized to customer needs. However, if not properly managed, this reliance on internally developed components may be more costly than use of third party components, thereby making our products less price competitive or reducing our margins. In addition, our reliance on internal development may lead to delays in the introduction of new products and impair our ability to introduce products rapidly to market. We may also experience increases in our inventory costs and obsolete inventory, thereby reducing our margins.

Our research and development expenditures, as a percentage of our total revenues, are considerably higher than many of our competitors and our earnings will depend upon maintaining revenues and margins that offset these expenditures.

Our strategy is to focus on being consistently rapid-to-market with flexible and customizable server systems that take advantage of our own internal development and the latest technologies offered by microprocessor manufacturers and other component vendors. Consistent with this strategy, we spend higher amounts, as a percentage of revenues, on research and development costs than many of our competitors. If we can not sell our products in sufficient volume and with adequate gross margins to compensate for such investment in research and development, our earnings may be materially and adversely affected.

If our limited number of contract manufacturers or suppliers of materials and core components fail to meet our requirements, we may be unable to meet customer demand for our products, which could decrease our revenues and earnings.

We purchase many sophisticated materials and core components from one or a limited number of qualified suppliers and rely on a limited number of contract manufacturers to provide value added design, manufacturing, assembly and test services. We generally do not have long-term agreements with these vendors, and instead obtain key materials and services through purchase order arrangements. We have no contractual assurances from any contract manufacturer that adequate capacity will be available to us to meet future demand for our products.

Consequently, we are vulnerable to any disruptions in supply with respect to the materials and core components provided by limited-source suppliers, and we are at risk of being harmed by discontinuations of design, manufacturing, assembly or testing services from our contract manufacturers. We have occasionally experienced delivery delays from our suppliers and contract manufacturers because of high industry demand or because of inability to meet our quality or delivery requirements. For example, in the quarter ended September 30, 2006, we experienced delays in the delivery of printed circuit board material as a result of the loss of two of our five printer circuit board vendors. One of the vendors filed for bankruptcy and the other changed its business model and ceased supplying us. The delays in delivery of the materials resulted in a reduction of net sales for the quarter of approximately two to three million dollars. If our relationships with our suppliers and contract manufactures are negatively impacted by late payments or other issues, we may not receive timely delivery of materials and core components. If we were to lose any of our current supply or contract manufacturing relationships, the process of identifying and qualifying a new supplier or contract manufacturer who will meet our quality and delivery requirements, and who will appropriately safeguard our intellectual property, may require a significant investment of time and resources, adversely affecting our ability to satisfy customer purchase orders and delaying our ability to rapidly introduce new products to market. Similarly, if any of our suppliers were to cancel or materially change contracts or commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, our reputation and relationships with customers could be damaged. We could lose orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products.

Our server solutions are critical to our customers’ business operations. Our customers require our server solutions to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, in 2000, a vendor provided us with a defective capacitor that failed under certain heavy use applications. As a result, our product needed to be repaired. Though the vendor agreed to pay for a large percentage of the costs of the repairs, we incurred costs in connection with the recall and diverted resources from other projects.

New flaws or limitations in our server solutions may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers’ businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming server solutions, request remedial action, terminate contracts for untimely delivery, or elect not to order additional server solutions. Additionally, customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or subject us to the expense and risk of litigation. We may incur expense in recalling, refurbishing or repairing defective server solutions. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. For all of these reasons, customer dissatisfaction with the quality of our products could substantially impair our ability to grow our business.

Conflicts of interest may arise between us and Ablecom Technology Inc., Adaptec, Inc. or Tatung Company, three of our major contract manufacturers, and those conflicts may adversely affect our operations.

We use Ablecom Technology, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of other components. For fiscal years 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, our purchases from Ablecom represented approximately 32.1%, 32.2%, 31.3%, 36.3% and 24.0% of our cost of sales, respectively. Ablecom’s sales to us constitute a substantial majority of Ablecom’s net sales. Ablecom is a privately-held Taiwan-based company.

Steve Liang, Ablecom’s Chief Executive Officer and largest shareholder, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Charles Liang, and his spouse, Chiu-Chu (Sara) Liu Liang, our Vice President of Operations, Treasurer and director, jointly own approximately 30.7% of Ablecom’s outstanding common stock. Charles Liang served as a director of Ablecom during our fiscal 2006, but is not currently serving in such capacity. In addition, Yih-Shyan (Wally) Liaw, our Vice President of International Sales and Secretary, and a director, and his wife jointly own approximately 5.2% of Ablecom’s outstanding common stock, and collectively, Mr. Charles Liang, Ms. Liang, Mr. Liaw, Mr. Steve Liang and relatives of these individuals own over 80% of Ablecom’s outstanding common stock. Mr. and Mrs. Charles Liang, as directors, officers and significant stockholders, and Mr. Liaw, as an officer, director and significant stockholder, of the Company, have considerable influence over the management of our business relationships. Accordingly, we may be disadvantaged by their economic interests as stockholders of Ablecom and their personal relationship with Ablecom’s Chief Executive Officer. We may not negotiate or enforce contractual terms as aggressively with Ablecom as we might with an unrelated party, and the commercial terms of our agreements may be less favorable than we might obtain in negotiations with third parties. If our business dealings with Ablecom are not as favorable to us as arms-length transactions, our results of operations may be harmed. Historically, transactions with Ablecom were not approved by an independent committee of our board of directors as we had no independent directors.

We use Tatung Company for contract manufacturing services. Tatung also purchases our server systems and components. Similarly, we purchase Adaptec drivers that are developed and configured for us, and concurrently sell our products to Adaptec. In fiscal year 2006 we purchased contract manufacturing services and products, respectively, from Tatung and Adaptec in the aggregate amount of approximately $14.4 million and $6.3 million, respectively, and sold products to Tatung and Adaptec in the aggregate amount of approximately $0.1 million and $3.5 million, respectively. For the six months ended December 31, 2006, we purchased contract manufacturing services and products from Tatung and products from Adaptec in the aggregate amount of approximately $12.70 million and $4.3 million, respectively, and sold products to Tatung and Adaptec in the aggregate amount of approximately $2.4 million and $3.6 million, respectively. Since Tatung and Adaptec are both customers and vendors, the terms and conditions of our business agreements with them may not be as favorable, individually or in aggregate, as we may be able to receive from unrelated third parties, and we may not as strongly enforce our rights under these agreements. In addition, if a dispute were to arise under our agreement to sell our products to Tatung or Adaptec, the dispute could lead to disruption or termination of the provision of services or products by them to us. This could compromise our ability to satisfy customer orders on a timely basis, if at all, or we may incur significant costs in establishing an agreement with a new vendor, the terms of which may not be as favorable as those in our agreements with Tatung and Adaptec. In that event, our revenues, margins and earnings could suffer. At the same time, if a dispute were to arise under our agreement to purchase contract manufacturing services or products from Tatung or Adaptec, the dispute may cause them to reduce or terminate their purchases of our products, thereby reducing our revenues.

In addition, our relationships with Ablecom and Tatung, who are stockholders as well as providers of contract manufacturing services, could be adversely affected by declines in our stock price or divestments by Ablecom or Tatung of their shares of our common stock. Steve Liang, Ablecom’s Chief Executive Officer, and Tatung held approximately 4.5% and 9.0%, respectively, of our outstanding common stock prior to the completion of this offering. If the value of the shares that Steve Liang or Tatung holds should decline, by decrease in our stock price or by disposition of the shares, Ablecom, because Steve Liang has considerable influence over Ablecom’s commercial agreements, or Tatung may not be willing to give us terms and conditions for contract manufacturing services that are as favorable as those in our existing contracts. Likewise, if Steve Liang ceases to have significant influence over Ablecom, or if those of our stockholders who hold shares of Ablecom cease to hold a majority of the outstanding shares of Ablecom, the terms and conditions of our agreements with Ablecom may not be as favorable as those in our existing contracts. As a result, our costs could increase and adversely affect our margins and results of operations.

For more information regarding our relationships with Ablecom and Tatung, see “Certain Relationships and Related Party Transactions.”

Our relationship with Ablecom may allow us to benefit from favorable pricing which may result in reported results more favorable than we might report in the absence of our relationship.

Although we generally re-negotiate the price of products that we purchase from Ablecom on a quarterly basis, pursuant to our agreements with Ablecom either party may re-negotiate the price of products for each order. As a result of our relationship with Ablecom, it is possible that Ablecom may in the future sell products to us at a price lower than we could obtain from an unrelated third party supplier. This may result in our reporting for one or more periods gross profit as a percentage of net sales in excess of what we might have obtained absent our relationship with Ablecom.

We are increasing our reliance on Ablecom and could be subject to risks associated with greater reliance on a limited source of contract manufacturing services and inventory warehousing.

We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China. Ablecom is transferring operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe. We also anticipate that we will continue to lease office space from Ablecom in Taiwan to support the research and development efforts we are undertaking.

If we or Ablecom fail to manage the transition of contract manufacturing services and warehouse operations to China, we may experience delays in our ability to fulfill customer orders. Similarly, if Ablecom’s facility in China is subject to damage, destruction or other disruptions, our inventory may be damaged or destroyed, and we may be unable to find adequate alternative providers of contract manufacturing services in the time that we or our customers require. We could lose orders and be unable to develop or sell some products cost-effectively or on a timely basis, if at all.

Currently, we purchase contract manufacturing services primarily for our chassis and power supply products from Ablecom. If our commercial relationship with Ablecom were to deteriorate or terminate, establishing direct relationships with those entities supplying Ablecom with key materials for our products or identifying and negotiating agreements with alternative providers of warehouse and contract manufacturing services might take a considerable amount of time and require a significant investment of resources. Pursuant to our agreements with Ablecom and subject to certain exceptions, Ablecom has the exclusive right to be our supplier of the specific products developed under such agreements. As a result, if we are unable to obtain such products from Ablecom on terms acceptable to us, we may need to identify a new supplier, change our design and acquire new tooling, all of which could result in delays in our product availability and increased costs. If we need to use other suppliers, we may not be able to establish business arrangements that are, individually or in the aggregate, as favorable as the terms and conditions we have established with Ablecom. If any of these things should occur, our revenues, margins and earnings could significantly decrease, which would have a material adverse effect on our business.

We are increasing our operations in China and could be subject to risks of doing business in the region.

We intend to increase our business operations in Asia, and particularly in China. As a result, our exposure to the business risks presented by the economies and regulatory environments of Asia will increase. For example, the validity, enforceability and scope of protection of intellectual property is uncertain and evolving in China, and our intellectual property rights may not be protected under the laws of China to the same extent as under laws of the United States. If our intellectual property is misappropriated, we may experience unfair competition and declining sales or be forced to incur increased costs of enforcing our intellectual property rights, both of which would adversely affect our revenues, gross margins and results of operations.

Our growth into markets outside the United States exposes us to risks inherent in international business operations.

We market and sell our systems and components both domestically and outside the United States. We intend to expand our international sales efforts, especially into Asia, but our international expansion efforts may not be successful. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

•	heightened price sensitivity from customers in emerging markets;

•	our ability to establish local manufacturing, support and service functions, and to form channel relationships with resellers in non-U.S. markets;

•	localization of our systems and components, including translation into foreign languages and the associated expenses;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	foreign currency fluctuations;

•	limited visibility into sales of our products by our distributors;

•	laws favoring local competitors;

•	weaker legal protections of intellectual property rights and mechanisms for enforcing those rights;

•	market disruptions created by public health crises in regions outside the U.S., such as Avian flu, SARS and other diseases;

•	difficulties in staffing and managing foreign operations, including challenges presented by relationships with workers’ councils and labor unions; and

•	changing regional economic and political conditions.

These factors could limit our future international sales or otherwise adversely impact our operations.

We have recently entered into plea and settlement agreements with the government relating to violations of export control and economic sanctions laws that occurred during the 2001 to 2003 timeframe; if we fail to comply with laws and regulations restricting dealings with sanctioned countries, we may be subject to future civil or criminal penalties, which may have a material adverse effect on our business or ability to do business outside the U.S.

In 2004, we received subpoenas from the Bureau of Industry and Security of the Department of Commerce, or BIS, with respect to our relationship with a distributor and transactions involving the sale and resale of products to Iran that occurred prior to 2004. After receiving the first subpoena, we retained special export control counsel, conducted an internal investigation into these matters and terminated our relationship with the distributor in question. We also instituted a new export compliance program, which program we continue to develop and implement. The U.S. Department of Justice and Office of Foreign Assets Control of the Department of Treasury, or OFAC, also initiated investigations regarding these matters.

In September 2006, we entered into an agreement with the U.S. Department of Justice pursuant to which we agreed to plead guilty to one count of violating federal export regulations by shipping 300 motherboards to Dubai, UAE, with knowledge that they would be transshipped to Iran. We agreed to pay a $150,000 fine. The plea agreement has been approved by the U.S. District Court. We have also entered into a settlement agreement with BIS with respect to alleged violations of the Export Administration Regulations pursuant to which we agreed to pay a fine of approximately $125,000. We were charged by BIS with twelve violations of the Export Administration Regulations. Six of these violations involved the shipment of server systems and components without required government authorization through a distributor to end customers in Iran. Three of these violations involved allegations that shipments took place when we knew or had reason to know that the transactions would constitute a violation of the applicable regulations. Three involved claims that we made false declarations on shipping documents, stating that no license was required for the export of the products when in fact a government license was required. BIS has also issued a proposed charging letter to one of our employees who served as an international sales team leader at the time of the transactions in question. This individual continues to be employed by us; however, the individual no longer works in an international sales function. Potential civil charges against this employee have not been resolved by our settlement with BIS. Finally, we have entered into a settlement agreement with OFAC relating to 21 alleged violations of U.S. sanctions laws. Pursuant to this agreement, we have paid a fine of $179,000. We believe that all issues with respect to the matters under investigation have been resolved as to the Company.

We believe we are currently in compliance in all material respects with applicable export related laws and regulations. However, if our export compliance program is not effective, or if we are subject to any future claims regarding violation of export control and economic sanctions laws, we could be subject to civil or criminal penalties, which could lead to a material fine or other sanctions, including loss of export privileges, that may have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, these plea and settlement agreements and any future violations could have an adverse impact on our ability to sell our products to U.S. federal, state and local government and related entities.

Any failure to protect our intellectual property rights, trade secrets and technical know-how could impair our brand and our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify our customers, resellers or vendors, redesign our products, or pay significant royalties to third parties, and materially harm our business.

Our industry is marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate third parties’ intellectual property rights. For example, we are presently subject to a lawsuit filed on September 2, 2005 by Rackable Systems, Inc. alleging that one of our product families infringes two United States patents that relate to computers with front mounted I/O connectors and back-to-back placement of rack mounted computers. In its complaint, Rackable seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. On September 8, 2006, the parties presented a tutorial to the court summarizing the technology involved in the case, the nature of the inventions of the patents, and background prior art. On February 5, 2007, the Court entered an order summarily adjudicating Rackable’s patent regarding front mounted I/O connectors as invalid due to indefiniteness. As to Rackable’s patent regarding back-to-back placement, the Court entered an order that five of the claims were invalid due to indefiniteness. The litigation regarding the remaining claim is currently scheduled for trial in August 2007. We are vigorously defending the suit. Successful intellectual property claims against us from Rackable or others could result in significant financial liability or prevent us from operating our business or portions of our business as we currently conduct it or as we may later conduct it. In addition, resolution of claims may require us to redesign our technology, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, resellers or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and divert the attention of our technical and management resources.

If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. Mr. Liang co-founded our company and has been our Chief Executive Officer since our inception. His experience in running our business and his personal involvement in key relationships with suppliers, customers and strategic partners are extremely valuable to our company. Additionally, we are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

To execute our growth plan, we must attract additional highly qualified personnel, including additional engineers and executive staff. Competition for qualified personnel is intense, especially in San Jose, where we are headquartered. We have experienced in the past and may continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we are currently working to add personnel in our finance, accounting and general administration departments, which have historically had limited budgets and staffing. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Our board and management team have a limited history of working together and may not be able to execute our business plan.

Two members of our Board joined our Board in August 2006 and two others joined in February 2007. Howard Hideshima, our Chief Financial Officer, joined the Company in May 2006. We have also recently filled a number of positions in our finance and accounting staff. Accordingly, key personnel in our finance and accounting team have only recently assumed the duties and responsibilities they are now performing. Our Board members and key employees have worked together for only a limited period of time and have a limited track record of executing our business plan as a team. In addition, our executives have limited experience conducting business as a public company and fulfilling the increased legal, administrative and accounting obligations associated with being a public company. Accordingly, it is difficult to predict whether our directors and senior executives, individually and collectively, will be effective in managing our operations.

Any failure to adequately expand our sales force will impede our growth.

Though we expect to continue to rely primarily on third party distributors to sell our server solutions, we expect that, over time, our direct sales force will grow. Competition for direct sales personnel with the advanced sales skills and technical knowledge we need is intense. Our ability to grow our revenue in the future will depend, in large part, on our success in recruiting, training, retaining and successfully managing sufficient qualified direct sales personnel. New hires require significant training and may take six months or longer before they reach full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our server solutions will suffer.

Our direct sales efforts may create confusion for our end customers and harm our relationships with our distributors and OEMs.

Though our direct sales efforts have historically been limited and focused on customers who typically do not buy from distributors or OEMs, we expect our direct sales force to grow as our business grows. As our direct sales force becomes larger, our direct sales efforts may lead to conflicts with our distributors and OEMs, who may view our direct sales efforts as undermining their efforts to sell our products. If a distributor or OEM deems our direct sales efforts to be inappropriate, the distributor or OEM may not effectively market our products, may emphasize alternative products from competitors, or may seek to terminate our business relationship. Disruptions in our distribution channels could cause our revenues to decrease or fail to grow as expected. Our failure to implement an effective direct sales strategy that maintains and expands our relationships with our distributors and OEMs could lead to a decline in sales and adversely affect our results of operations.

Backlog does not provide a substantial portion of our net sales in any quarter.

Our revenues are difficult to forecast because we do not have sufficient backlog of unfilled orders to meet our quarterly net sales targets at the beginning of a quarter. Rather, a majority of our net sales in any quarter depend upon customer orders that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future net sales and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in net sales. Accordingly, any significant shortfall of revenues in relation to our expectations would harm our operating results.

If the market for modular, open standard-based products does not continue to grow, opportunities to sell our products will be scarcer and our ability to grow would suffer.

The success of our business requires companies to commit to a modular, open standard-based server architecture instead of traditional proprietary and RISC/UNIX based servers. If enterprises do not adopt this open standard-based approach, the market for our products may not grow as we anticipate and our revenues would be adversely affected. Many prospective customers have invested significant financial and human resources in their existing systems, many of which are critical to their operations, and they may be reticent to overhaul their systems. Moreover, many of the server systems that we sell currently run on the Linux operating system, and are subject to the GNU General Public License. Pending litigation involving Linux and the GNU General Public License could be resolved in a manner that adversely affects Linux adoption in our industry and could materially harm our ability to sell our products based on the Linux operating system and the GNU General Public License. If the market for open standard-based modular technologies does not continue to develop for any reason, our ability to grow our business will be adversely affected.

Market demand for our products may decrease as a result of changes in general economic conditions, as well as incidents of terrorism, war and other social and political instability.

Our revenues and gross profit depend largely on general economic conditions and, in particular, the strength of demand for our server solutions in the markets in which we are doing business. From time to time, customers and potential customers have elected not to make purchases of our products due to reduced budgets and uncertainty about the future, and, in the case of distributors, declining demand from their customers for their solutions in which they integrate our products. Similarly, from time to time, acts of terrorism, in particular in the United States, have had a negative impact on information technology spending. High fuel prices and turmoil in the Middle East and elsewhere have increased uncertainty in the United States and our other markets. Should the current conflicts in the Middle East and in other parts of the world suppress economic activity in the United States or globally, our customers may delay or reduce their purchases on information technology, which would result in lower demand for our products and adversely affect our results of operations.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

In the future, we may acquire or make investments in companies, assets or technologies that we believe are complementary or strategic. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. If we decide to make an acquisition or investment, we face numerous risks, including:

•	difficulties in integrating operations, technologies, products and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of overpaying for or misjudging the strategic fit of an acquired company, asset or technology;

•	problems or liabilities stemming from defects of an acquired product or intellectual property litigation that may result from offering the acquired product in our markets;

•	challenges in retaining employees key to maximize the value of the acquisition or investment;

•	inability to generate sufficient return on investment;

•	incurrence of significant one-time write-offs; and

•	delays in customer purchases due to uncertainty.

If we proceed with an acquisition or investment, we may be required to use a considerable amount of our cash, including proceeds from this offering, or to finance the transaction through debt or equity securities offerings, which may decrease our financial liquidity or dilute our stockholders and affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be harmed.

Maintaining and improving our financial controls and complying with rules and regulations applicable to public companies may be a significant burden on our management team and require considerable expenditures of our resources.

As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The Nasdaq Marketplace Rules, or Nasdaq rules, will apply to us as a public company. Compliance with these rules and regulations will necessitate significant increases in our legal and financial budgets and may also strain our personnel, systems and resources.

The Exchange Act requires, among other things, filing of annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Satisfying these requirements involves a commitment of significant resources and management oversight. As a result of management’s efforts to comply with such requirements, other important business concerns may receive insufficient attention, which could have a material adverse effect on our business, financial condition and results of operations. Failure to meet certain of these regulatory requirements may also cause us to be delisted from the Nasdaq Global Market.

In addition, we are hiring and will continue to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge, which will increase our operating expenses in future periods.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental laws and regulations, which can be expensive, and may affect our business and operating results.

We are subject to federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. If we were to violate or become liable under environmental laws in the future as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, or civil or criminal sanctions, face third party property damage or personal injury claims or be required to incur substantial investigation or remediation costs, which could be material, or experience disruptions in our operations, any of which could have a material adverse effect on our business. In addition, environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business.

We also face increasing complexity in our product design as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and other hazardous substances applicable to specified electronic products placed on the market in the European Union (Restriction on the Use of Hazardous Substances Directive 2002/95/EC, also known as the RoHS Directive). We are also subject to laws and regulations such as California’s “Proposition 65” which requires that clear and reasonable warnings be given to consumers who are exposed to certain chemicals deemed by the State of California to be dangerous, such as lead. We have been accused of violating Proposition 65 in the past and may be accused of future violations. We expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and could require that we change the design and/or manufacturing of our products, any of which could have a material adverse effect on our business.

Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.

Currently there is no public market for our common stock. Investor interest in us may not lead to the development of an active trading market. The initial public offering price for the shares will be negotiated between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell our common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Though our common stock has no prior trading history, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

•	actual or anticipated variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	changes in recommendations by any securities analysts that elect to follow our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of a key customer;

•	the loss of key personnel;

•	technological advancements rendering our products less valuable;

•	lawsuits filed against us;

•	changes in operating performance and stock market valuations of other companies that sell similar products;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Future sales of shares by existing stockholders could cause our stock price to decline.

Attempts by existing stockholders to sell substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse could cause the trading price of our common stock to decline significantly. Based on shares outstanding as of December 31, 2006, upon completion of this offering, we will have outstanding 28,623,220 shares of common stock, assuming no exercise of the underwriters’ over allotment option. Of these shares, only shares of common stock sold in this offering to investors other than those subject to a 180-day contractual lock-up will be freely tradable, without restriction, in the public market. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to a 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see “Shares Eligible for Future Sale—Lock-Up Agreements.”

After the lock-up agreements pertaining to this offering expire, an additional 19,411,220 shares will be eligible for sale in the public market, including 12,640,000 shares held by directors, executive officers and other affiliates, which will be subject to volume limitations under Rule 144 under the Securities Act. In addition, 12,692,426 shares subject to outstanding options and reserved for future issuance under our 1998 stock option plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that existing stockholders may sell after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately 53.2 percent of our common stock outstanding after this offering, assuming full exercise of the underwriters’ over allotment. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. Though at this time we have not designated the net proceeds for specific projects, we expect to use the net proceeds from this offering for general corporate purposes, including working capital, and repayment of building loans. We may also use net proceeds for other purposes, including capital expenditures, and for possible investments in, or acquisitions of, complementary products or technologies, although we have no specific plans at this time to do so. Management may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $4.42 per share. If outstanding options to purchase our common stock are exercised, you will experience additional dilution.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based upon our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “would,” “could,” “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of these terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from those anticipated or implied in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. However, although we take responsibility for compiling and extracting the data, we have not independently verified this information.

USE OF PROCEEDS

We expect to receive approximately $43,754,000 from our sale of 6,400,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds received by the selling stockholders from the sale of their shares nor if the underwriters exercise their over allotment option.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, and facilitate our future access to the public equity markets. We intend to use a portion of the net proceeds of this offering to pay off approximately $18.9 million of existing building loans, which bear interest rates ranging from 5.28% to 6.75% as of December 31, 2006 and will mature in 2021, 2025 and 2029, respectively. We intend to use the remaining net proceeds for working capital and general corporate purposes. We have no present intention to acquire any businesses, products or technologies. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities.

Except for amounts that will be used to repay outstanding building loans, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, our ability to declare and pay dividends is substantially restricted under our credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2006 on:

•	an actual basis; and

•

an as adjusted basis giving effect to the sale of shares of common stock by us in this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the repayment of approximately $18.9 million of building loans.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$21,632	$46,448

Long term debt and capital lease obligations, net of current portion	$18,345	$42

Stockholders’ equity:
Common stock, par value $0.001 per share; 40,000,000 shares authorized, 22,223,220 shares issued and outstanding, actual; 100,000,000 shares authorized, 28,623,220 shares issued and outstanding, as adjusted	11,099	54,853
Undesignated preferred stock, par value $0.001 per share; No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Deferred stock-based compensation	(1,993)	(1,993)
Retained earnings	49,561	49,561

Total stockholders’ equity	58,667	102,421

Total capitalization	$77,012	$102,463

The number of shares of common stock outstanding set forth in the table above excludes, as of December 31, 2006:

•

15,062,530 shares of common stock issuable upon exercise of options outstanding, including options outstanding under our 1998 stock option plan, at a weighted average exercise price of $2.12 per share; and

•	4,000,000 shares of common stock which will be authorized for future issuance following the offering under our 2006 stock option plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to our common stock as of December 31, 2006 was $58.7 million, or $2.64 per share.

Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of common stock by us in this offering and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us, the adjusted net tangible book value attributable to our common stock as of December 31, 2006 would have been approximately $102,421 million, or $3.58 per share. This represents an immediate increase in net tangible book value of $0.94 per share to the holders of our existing common stock and an immediate dilution of $4.42 per share to new investors purchasing shares of common stock at the initial public offering price.

Initial public offering price per share		$8.00

Net tangible book value per share as of December 31, 2006, before giving effect to this offering	$2.64

Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	0.94

Net tangible book value per share after giving effect to this offering		3.58

Dilution in net tangible book value per share to new investors		$4.42

If the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders, the net tangible book value per share after giving effect to this offering and the dilution in net tangible book value per share to investors in this offering would be unchanged.

The following table summarizes, on an as adjusted basis as of December 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,223,220	78%	$5,609,423	10%	$0.25
New investors	6,400,000	22	51,200,000	90	8.00

Total	28,623,220	100%	$56,809,423	100%	$1.98

If the underwriters’ over allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders would represent approximately 73.4% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors would increase to 7,600,000, or approximately 26.6% of the total number of shares of our common stock outstanding after this offering.

The foregoing table assumes no exercise of stock options and 1,600,000 shares of our common stock to be sold by the selling stockholders in this offering. As of December 31, 2006, there were options outstanding to purchase 15,062,530 shares of common stock at a weighted average exercise price of $2.12 per share. To the extent outstanding options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statements of operations data for each of the three years in the period ended June 30, 2006, and the selected consolidated balance sheet data as of June 30, 2005 and 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended June 30, 2002 and 2003 and the selected consolidated balance sheet data as of June 30, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the six month periods ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2006, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Years Ended June 30,					Six Months Ended December 31,
	2002	2003	2004	2005	2006	2005	2006
	(in thousands, except per share data)
Consolidated Statements of Operations Data:(1)
Net sales	$89,339	$137,161	$167,065	$211,763	$302,541	$136,642	$203,789
Cost of sales	75,354	113,853	138,232	178,293	242,235	110,457	166,789

Gross profit	13,985	23,308	28,833	33,470	60,306	26,185	37,000

Operating expenses:
Research and development	3,635	6,858	8,513	10,609	15,814	6,901	10,494
Sales and marketing	4,690	5,907	8,439	7,197	9,363	4,746	5,483
General and administrative	2,631	3,315	5,074	5,380	6,931	2,989	5,511
Provision for (reversal of) litigation loss	—	1,178	—	(1,178)	575	—	(120)

Total operating expenses	10,956	17,258	22,026	22,008	32,683	14,636	21,368

Income from operations	3,029	6,050	6,807	11,462	27,623	11,549	15,632
Interest income	—	28	27	117	254	115	121
Interest expense	(619)	(800)	(771)	(867)	(1,257)	(581)	(671)
Other income, net	220	95	20	17	2	1	—

Interest and other income, net	(399)	(677)	(724)	(733)	(1,001)	(465)	(551)

Income before income tax provision	2,630	5,373	6,083	10,729	26,622	11,084	15,082
Income tax provision	428	1,856	1,229	3,639	9,675	4,073	5,315

Net income	$2,202	$3,517	$4,854	$7,090	$16,947	$7,011	$9,767

Net income per share
Basic	$0.10	$0.16	$0.22	$0.32	$0.77	$0.32	$0.44
Diluted	$0.09	$0.14	$0.17	$0.24	$0.53	$0.23	$0.30
Shares used in per share calculation
Basic	21,324	21,714	21,898	21,914	22,010	21,961	22,201
Diluted	24,962	25,726	28,062	29,442	31,846	30,021	32,340
(1) Includes charges for stock-based compensation:
Cost of sales	$—	$—	$17	$40	$102	$52	$84
Research and development	—	—	81	180	441	203	481
Sales and marketing	—	—	48	63	236	117	189
General and administrative	—	—	56	142	317	142	236

	As of June 30,					As of December 31,
	2002	2003	2004	2005	2006	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,970	$6,357	$7,359	$11,170	$16,509	$21,632
Working capital	9,075	12,578	14,040	22,922	37,026	45,973
Total assets	40,136	50,796	72,347	89,662	131,001	168,573
Long-term obligations, net of current portion(2)	9,506	9,108	13,062	12,572	18,685	18,345
Total stockholders’ equity	12,854	16,418	21,568	29,127	47,767	58,667

(2)	As of December 31, 2006, $18.3 million of our long-term obligations, net of current portion were building loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Our solutions include a range of complete server systems, as well as components which can be used by distributors, OEMs and end customers to assemble server systems. To date, we have generated the majority of our net sales from components. Since 2000, we have gradually shifted our focus and resources to designing, developing, manufacturing and selling application optimized server systems. In recent years our growth in net sales has been driven by the growth in the market for application optimized server systems. For fiscal years 2004, 2005 and 2006, and the six months ended December 31, 2005 and 2006, net sales of optimized servers were $51.2 million, $66.6 million, $104.5 million, $44.9 million, and $71.9 million, respectively, and net sales of serverboards and components were $115.9 million, $145.2 million, $198.1 million, $91.7 million and $131.9 million, respectively.

We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million and $302.5 million, respectively, and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the six months ended December 31, 2005 and 2006, our net sales were $136.6 million, and $203.8 million, respectively, and our net income was $7.0 million and $9.8 million, respectively.

We sell our server systems and components primarily through distributors and to a lesser extent to OEMs as well as through our direct sales force. For fiscal years 2004, 2005 and 2006, and the six months ended December 31, 2005 and 2006, we derived approximately 87%, 83%, 73%, 77% and 67%, respectively, of our net sales from products sold to distributors, and we derived approximately 13%, 17%, 27%, 23% and 33%, respectively, from sales to OEMs and to end customers. None of our customers accounted for 10% or more of our net sales in fiscal years 2004, 2005, 2006 or the six months ended December 31, 2005 or 2006. For fiscal year 2005, approximately 56% and 44% of our net sales were to customers in the United States and outside of the United States, respectively, compared to approximately 59% and 41%, respectively, in fiscal year 2006. For the six months ended December 31, 2005, approximately 56% and 44% of our net sales were from customers in the United States and outside the United States, respectively, compared to approximately 59% and 41%, respectively, for the six months ended December 31, 2006.

We perform the majority of our research and development efforts in-house. For fiscal years 2004, 2005, 2006 and the six months ended December 31, 2005 and 2006, research and development expenses represented approximately 5.1%, 5.0%, 5.2%, 5.0% and 5.2% of our net sales, respectively.

We use several suppliers and contract manufacturers to design and manufacture components in accordance with our specifications, with most final assembly and testing performed at our manufacturing facility in San Jose, California. This arrangement enables us to maintain our cost structure and to benefit from our suppliers’ and contract manufacturers’ research and development and economies of scale.

One of our key suppliers is Ablecom, which supplies us with contract design and manufacturing support. For fiscal years 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, our purchases from Ablecom represented approximately 32.1%, 32.2%, 31.3%, 36.3% and 24.0% of our cost of sales, respectively. Ablecom’s sales to us constitute a substantial majority of Ablecom’s net sales. We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China in an effort to reduce our cost of sales. Ablecom is expanding operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe. We typically negotiate the price of products that we purchase from Ablecom on a quarterly basis; however, either party may re-negotiate the price of products with each order. As a result of our relationship with Ablecom, it is possible that Ablecom may in the future sell products to us at a price lower than we could obtain from an unrelated third party supplier. This may result in our reporting for one or more periods gross profit as a percentage of net sales in excess of what we might have obtained absent our relationship with Ablecom.

In order to continue to increase our net sales and profits, we believe that we must continue to develop flexible and customizable server solutions and be among the first to market with new features and products. We measure our financial success based on various indicators, including growth in revenues, gross profit as a percentage of net sales, operating income as a percentage of net sales, levels of inventory, and days sales outstanding, or DSOs. In connection with these efforts, we monitor daily and weekly sales and shipment reports. Among the key non-financial indicators of our success is our ability to rapidly introduce new products and deliver the latest application optimized server solutions. In this regard, we work closely with microprocessor and other component vendors to take advantage of new technologies as they are introduced. We also solicit input from our customers to understand their future needs as we design and develop our products.

Fiscal Year

Our fiscal year ends on June 30. References to fiscal year 2006, for example, refer to the fiscal year ended June 30, 2006.

Revenues and Expenses

Net sales.    Net sales consist of sales of our server solutions, including server systems and components. The main factors which impact our net sales are unit volumes shipped and average selling prices. The prices for server systems range widely depending upon the configuration, and the prices for our components vary based on the type of component. As with most electronics-based products, average selling prices typically are highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products.

Cost of sales.    Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, shipping, personnel and related expenses, equipment and facility expenses, warranty costs and inventory write-offs. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include raw material costs, shipping costs and salary and benefits related to production. We expect cost of sales to increase in absolute dollars in the future from an expected increase in net sales. Costs of sales as a percentage of net sales may increase over time if decreases in average selling prices are not offset by corresponding decreases in our costs. Our cost of sales, as a percentage of net sales, is generally lower on server systems than on components. Because we do not have long-term fixed supply agreements, our cost of sales is subject to change based on market conditions.

Research and development expenses.    Research and development expenses consist of the personnel and related expenses of our research and development teams, and materials and supplies, consulting services, third party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We expect that research and development expenses will continue to increase in absolute dollars in the future as we increase our investment in developing new products and adding new features in current products, but such expenditures may fluctuate as a percentage of net sales.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, costs for tradeshows, independent sales representative fees and marketing programs. From time to time, we receive cooperative marketing funding from certain suppliers. Under these programs, we are reimbursed for certain marketing costs that we incur as part of the joint promotion of our products and those of our suppliers. These amounts offset a portion of the related expenses and have the effect of reducing our reported sales and marketing expenses. Similarly, we from time to time offer our distributors cooperative marketing funding which has the effect of increasing our expenses. The timing, magnitude and estimated usage of our programs and those of our suppliers can result in significant variations in reported sales and marketing expenses from period to period. Spending on cooperative marketing, either by us or our suppliers, typically increases in connection with significant product releases by us or our suppliers. We expect sales and marketing expenses to continue to increase in absolute dollars, but that such expenditures will decline as a percentage of net sales.

General and administrative expenses.    General and administrative expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit and tax fees. We expect general and administrative expenses to continue to increase significantly on an absolute dollar basis to support our anticipated growth and cover additional costs associated with being a public company, such as regulatory reporting requirements, Sarbanes-Oxley compliance, higher insurance premiums and investor relations, but such expenses may fluctuate as a percentage of net sales.

Provision for (reversal of) litigation loss.    Loss from litigation relates to an action filed in France by Digitechnic, S.A., a former customer, alleging that certain products purchased from us were defective. In September 2003, the court found in favor of Digitechnic and awarded damages totaling $1.2 million. We accrued for these damages in our consolidated financial statements as of June 30, 2003. In February 2005, the court of appeals dismissed the claims and, as a result, we reversed the expense. Digitechnic appealed the decision to the French supreme court and asked for $2,416,000 for damages. On February 13, 2007, the French Supreme Court reversed the decision of the Paris Court of Appeals, ordering a new hearing before a different panel of the Paris Court of Appeals. Pending a new hearing, the trial court ruling is reinstated. Although we cannot predict with certainty the final outcome of this litigation, we believe the claims to be without merit and intend to continue to defend against them vigorously. We believe that the ultimate resolution of this matter will not result in a material adverse impact on our results of operations, cash flows or financial position. In addition, we accrued $575,000 in fiscal year 2006 for the payment of estimated fines related to export control matters arising in prior years.

Interest expense and other, net.    Interest expense and other, net represents the net of our interest expense on the building loans for our owned facilities and a Small Business Administration loan offset by interest earned on our cash balances. We expect to use a portion of the net proceeds from this offering to repay all of these obligations.

Income tax provision.    Our income tax provision is based on our taxable income generated in the jurisdictions in which we operate, currently primarily the United States and the Netherlands and to a lesser extent, Taiwan. Our effective tax rate differs from the statutory rate primarily due to the tax benefit of research and development tax credits and the extraterritorial income exclusion. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 9 of Notes to Consolidated Financial Statements included in this prospectus. In future years, we anticipate our effective tax rate will increase due to the expiration of the federal research and development credit provisions, as well as the phase out of the extraterritorial income exclusion.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We evaluate our estimates on an on-going basis, including those related to inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following are our most critical accounting policies as they require our more significant judgments in the preparation of our financial statements.

Revenue recognition.    We account for revenue under the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Under the provisions of SAB No. 104, we recognize revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. Our standard arrangement with our customers includes a signed purchase order or contract, free-on-board shipping point terms, except for a few customers who have free-on-board destination terms and revenue is recognized when the products arrive at the destination, 30 to 60 days payment terms, and no customer acceptance provisions. We generally do not provide for non-warranty rights of return except for products which have “Out-of-box” failure, where customers could return these products for credit within 30 days of receiving the items. Certain distributors and OEMs are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, we have a sale arrangement with an OEM that has limited product return rights. To estimate reserves for future sales returns, we regularly review our history of actual returns for each major product line. We also communicate regularly with our distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Reserves for future returns are adjusted as necessary, based on returns experience, returns expectations and communication with our distributors.

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. We provide for price protection to certain distributors. We assess the market competition and product technology obsolescence, and make price adjustments based on our judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on our distributors’ inventory on hand. Such reserves are recorded as a reduction to revenue at the time we reduce the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits that we issued pursuant to these provisions were $397,000, $203,000, $75,000, $17,000 and $85,000 for fiscal years 2004, 2005, 2006 and the six months ended December 31, 2005 and 2006, respectively. We do not commit to future price reductions with any of our customers.

We have an immaterial amount of service revenue relating to non-warranty repairs, which is recognized upon shipment of the repaired units to customers. Service revenue has been less than 10% of net sales for all periods presented and is not separately disclosed.

Change in accounting estimate for marketing cooperative accruals.    We follow Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). We have arrangements with resellers of our products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, we record advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.

Prior to fiscal year 2007, we had recognized the maximum potential amount of the reimbursement for which the resellers were entitled (that is, no reduction for breakage was made) as we lacked sufficient historical experience to make a reasonably reliable estimate. Beginning in fiscal year 2007, we determined that we had sufficient history of unclaimed cooperative marketing funds to make reasonably reliable estimates. Accordingly, we determined an estimate of unclaimed cooperative marketing funds breakage of approximately 27% for our cooperative marketing accruals. This change in accounting estimate had a favorable impact on income before income taxes of approximately $415,000 for the six months ended December 31, 2006. The effect on net income for this period was an increase of approximately $269,000 and the effect on earnings per common share was an increase of $0.01 in net income per share—both basic and fully diluted.

Product warranties.    We offer product warranties ranging from 12 to 36 months against any defective product. We accrue for estimated returns of defective products at the time revenue is recognized, based on historical warranty experience and recent trends. We monitor warranty obligations and may make revisions to our warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are charged to cost of sales and included in accrued liabilities.

Inventory valuation.    Inventory is valued at the lower of cost or market. We evaluate inventory on a quarterly basis for excess and obsolescence and write-down the valuation of units that are unlikely to be sold based upon estimated demand for the following twelve months. This evaluation may take into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit.

Accounting for income taxes.    We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carry-forwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Stock-based compensation.    We account for stock-based compensation awards issued to our employees using the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or Opinion 25. Accordingly, we have recorded compensation expense for stock options granted with exercise prices less than the fair value of the underlying common stock at the option grant date. For options granted in fiscal year 2006, we determined the valuations at the end of each quarter, based on a number of factors, including a valuation performed by an independent third party. The third party used generally accepted valuation techniques including the discounted cash flow method and the guideline company method. The valuations placed equal weighting on these two methods in estimating our fair value. For options granted in fiscal years 2004 and 2005, we estimated the grant date fair value based on a number of factors, including valuations performed by an independent third party, as of June 30, 2003, 2004 and 2005. With the assistance of the third party, we used the guideline company method for June 30, 2003 and the discounted cash flow method for June 30, 2004 and 2005. The guideline company method was used in fiscal year 2003 instead of the discounted cash flow method due to the limited forecast information available at the time. In fiscal years 2004 and 2005, the discounted cash flow method was used, as we concluded that it was a better determination of value of the Company than the guideline company method, which was also considered. Determining the fair value of our common stock requires us to make complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs, discount rates, comparable companies and relevant market multiples. These estimates are consistent with the plans and estimates that we use to manage our business. There is inherent uncertainty in making these estimates.

The estimated fair value of our common stock was $1.83, $3.17 and $4.13 at June 30, 2003, 2004 and 2005. The increase in the fair value of our common stock from June 30, 2003 to June 30, 2005 was due to the growth in our company and a decrease in the marketability discount over this period. Our net sales increased 54.4% from $137.2 million in fiscal year 2003 to $211.8 million in fiscal year 2005 and our net income increased 101.6% from $3.5 million in fiscal year 2003 to $7.1 million in fiscal year 2005. Our marketability discount decreased from 35.0% at June 30, 2003 to 31.1% at June 30, 2005, reflecting a modest increase in the expectations that we would eventually pursue a public offering of our common stock resulting in it becoming marketable.

The estimated fair value of our common stock was as follows for each of the quarters in fiscal year 2006 and the first two quarters of fiscal year 2007:

September 30, 2005	$4.87
December 31, 2005	$8.56
March 31, 2006	$13.70
June 30, 2006	$12.05
September 30, 2006	$12.85
December 31, 2006	$13.89

The increase in the fair value of our common stock during fiscal year 2006 and the first two quarters of fiscal year 2007 was due primarily to the following factors:

•

Continued net sales growth of 42.9% from $211.8 million in fiscal year 2005 to $302.5 million in fiscal year 2006. Net sales grew from $136.6 million to $203.8 million from the six months ended December 31, 2005 to the six months ended December 31, 2006.

•

Net income growing faster than sales at 139.0% from $7.1 million in fiscal year 2005 to $16.9 million in fiscal year 2006. Net income increased from $7.0 million to $9.8 million from the six months ended December 31, 2005 to the six months ended December 31, 2006.

•	Increasing percentage of our sales from server systems, which generally have higher gross margins than sales of our components.

•	Introduction of new products based on AMD and Intel processors.

•	Addition of our chief financial officer in May 2006 and significant expansion of our accounting and finance department to meet the demands of a public reporting company.

•

Decreases in our marketability discount from 31.1% at June 30, 2005 to 27.2% at September 30, 2005 to 23.3% at December 31, 2005 to 9.8% at March 31, 2006 to 6.5% at June 30, 2006 to 3.3% at September 30, 2006 and to 0% at December 31, 2006 reflecting our increasing expectations of an eventual initial public offering as evidenced by our hiring of our chief financial officer, our selection of investment bankers and the initial public offering organizational meeting that took place at the end of the fourth quarter of fiscal year 2006.

The decrease in fair value of our common stock at June 30, 2006 relative to March 31, 2006 was primarily due to changes in our long term model after review of projected revenue growth rates for the industry by our new chief financial officer.

The increases in the fair value of our common stock during the first three quarters of fiscal year 2006 were tempered by uncertainties regarding legal matters, which if not resolved satisfactorily would delay or preclude an initial public offering, and other factors including fluctuations in the market value of our peer group of companies.

The increase in fair value of common stock at September 30, 2006 relative to June 30, 2006 was primarily due to decreases in marketability discount and risk free rate utilized to reflect our increasing expectation of an eventual initial public offering and resolution of some of the uncertainties regarding legal matters.

The increase in fair value of common stock at December 31, 2006 relative to September 30, 2006 was primarily due to the elimination of the marketability discount to reflect our increasing expectation of an eventual initial public offering and other factors including fluctuations in the market value of our peer group of companies.

Deferred stock-based compensation based on outstanding stock options as of December 31, 2006 is approximately $2.0 million. We determine our amortization expense following a straight-line attribution method. Forfeitures of unvested options resulting from employee terminations result in the reversal during the period of forfeiture of previously expensed stock compensation associated with the unvested options. Stock compensation from vested options, whether forfeited or not, is not reversed. Accordingly, increases in stock option grants for any reason, including increases associated with increases in employee headcount, have been associated with increases in amortization of stock compensation during periods when our grants were at exercise prices below the deemed fair value of the common stock. Decreases result from the timing of significant grants in earlier periods relative to grants in subsequent periods, reversal of stock compensation from forfeited, unvested options and the timing of grants within each period and the corresponding impact on period-to-period amortization. Subsequent to the adoption of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, on July 1, 2006 as discussed under “Recently Issued Accounting Standards” below, only new grants made after adoption of SFAS 123R become subject to the provisions of SFAS 123R. We are not required to record additional amounts of deferred stock-based compensation expense for grants made prior to adoption of SFAS 123R and will continue to recognize the balance of deferred stock-based compensation as of July 1, 2006 in accordance with APB 25. We expect to record aggregate amortization of stock-based compensation expense relating to outstanding stock options as of June 30, 2006 of $1.0 million, $0.9 million, $0.6 million and $0.1 million during fiscal years 2007, 2008, 2009 and 2010, respectively, subject to continued vesting of these options. This amortization will be allocated among cost of sales, research and development, sales and marketing and general and administrative expenses, respectively, based upon the employees’ job functions.

Effective July 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). SFAS No. 123(R) supersedes our previous accounting under APB No. 25 for periods beginning in fiscal 2007. We recorded stock compensation expense of $492,000 for the six months ended December 31, 2006 resulting from the adoption of SFAS No. 123(R).

As of December 31, 2006, the total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options granted since July 1, 2006 to employees and non-employee directors, was $4.9 million, which is expected to be recognized as an expense over a weighted-average period of approximately 4 years. See Note 1 to our consolidated financial statements for additional information.

Variable interest entities.    We have analyzed our relationship with Ablecom and its subsidiaries and we have concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, we do not consolidate Ablecom. In performing our analysis, we considered our explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, we considered whether any implicit arrangements exist that would cause us to protect those related parties’ interests in Ablecom from suffering losses. We determined that no implicit arrangements exist with Ablecom or its shareholders. Such an arrangement would be inconsistent with the fiduciary duty that we have towards our stockholders who do not own shares in Ablecom.

Results of Operations

The following table sets forth our financial results, as a percentage of net sales for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	82.7	84.2	80.1	80.8	81.8

Gross profit	17.3	15.8	19.9	19.2	18.2

Operating expenses:
Research and development	5.1	5.0	5.2	5.0	5.2
Sales and marketing	5.1	3.4	3.1	3.5	2.7
General and administrative	3.0	2.6	2.3	2.2	2.7
Provision for (reversal of) litigation loss	0.0	(0.6)	0.2	0.0	(0.1)

Total operating expenses	13.2	10.4	10.8	10.7	10.5

Income from operations	4.1	5.4	9.1	8.5	7.7
Interest income	0.0	0.1	0.1	0.1	0.1
Interest expense	(0.5)	(0.4)	(0.4)	(0.5)	(0.4)
Other income, net	0.0	0.0	0.0	0.0	0.0

Income before income taxes provision	3.6	5.1	8.8	8.1	7.4
Income tax provision	0.7	1.8	3.2	3.0	2.6

Net income	2.9%	3.3%	5.6%	5.1%	4.8%

Comparison of Six Months Ended December 31, 2005 and 2006

Net sales.    Net sales increased by $67.1 million, or 49.1%, from $136.6 million to $203.8 million, for the six months ended December 31, 2005 and 2006, respectively. This was due primarily to an increase in unit volumes and average selling prices. For the six months ended December 31, 2006, the approximate number of units sold increased 39.5% to 1,017,000 compared to 729,000 for the six months ended December 31, 2005. Growth in unit volumes was primarily due to the introduction and growth of x7, AMD and PD series motherboards and an increase in sales of accessories such as memory and disk drives offset in part by lower sales of x5 motherboards. The growth in average selling prices was due to the increase in server systems average selling prices primarily due to increased components being added to our server systems. For the six months ended December 31, 2006, the approximate number of units sold in server systems increased 22.6% to 65,000 compared to 53,000 for the six months ended December 31, 2005. The average selling price of units sold in server systems increased 22.2% to approximately $1,100 in the six months ended December 31, 2006 compared to approximately $900 in the six months ended December 31, 2005 primarily due to higher sales of an AMD series of server systems offset in part by declines in average selling prices of more mature products. Sales of server systems increased by $27.0 million or 60.1% from the six months ended December 31, 2005 to the six months ended December 31, 2006 primarily due to increase in OEM servers and shipments of 6000 Series configurations of servers. Sales of server systems represented 32.9% of our net sales for the six months ended December 31, 2005 as compared to 35.3% of our net sales for the six months ended December 31, 2006.

For the six months ended December 31, 2005 customers in the United States, Asia, Germany and rest of Europe accounted for approximately 56 .1%, 11.7%, 9.7% and 20.2%, of our net sales, respectively, as compared to 58.5%, 15.1%, 7.2% and 16.4%, respectively, for the six months ended December 31, 2006.

Cost of sales.    Cost of sales increased by $56.3 million, or 51.0%, from $110.5 million to $166.8 million, for the six months ended December 31, 2005 and 2006, respectively. Cost of sales as a percentage of net sales was 80.8% and 81.8% for the six months ended December 31, 2005 and 2006, respectively. The increase in absolute dollars of cost of sales was attributable to the increase in net sales. The higher cost of sales as a percentage of net sales was driven by an increase in product mix of accessory products such as memory and disk drives which have a lower product margin offset in part by higher product revenue mix of servers which have higher product margins.

Cost of sales include stock-based compensation expense of $52,000 and $84,000 for the six months ended December 31, 2005 and 2006, respectively.

Research and development expenses.    Research and development expenses increased by $3.6 million, or 52.1% from $6.9 million to $10.5 million for the six months ended December 31, 2005 and 2006, respectively. Research and development expenses were 5.0% of net sales for the six months ended December 31, 2005 and 5.2% of net sales for the same period in fiscal year 2007. The increase in absolute dollars was primarily due to an increase of $2.5 million in salary and benefits resulting from growth in research and development personnel, including higher stock-based compensation expense of $0.3 million resulting from the adoption of FAS 123R, and an increase of $0.9 million in development costs associated with new products. The increase in personnel was primarily related to expanded product development initiatives.

Research and development expenses include stock-based compensation expense of $203,000 and $481,000 for the six months ended December 31, 2005 and 2006, respectively.

Sales and marketing expenses.    Sales and marketing expenses increased by $0.7 million, or 15.5%, from $4.7 million to $5.5 million, for the six months ended December 31, 2005 and 2006, respectively. Sales and marketing expenses were 3.5% and 2.7% of net sales for the six months ended December 31, 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $0.9 million in compensation and benefits resulting from growth in sales and marketing personnel, including higher stock-based compensation expense resulting from the adoption of FAS 123R, offset in part by an increase of $0.2 million in cooperative funding from vendors, and a decrease of $0.2 million in cooperative marketing funding that we provided to our distributors due to a change in our estimate of unclaimed cooperative marketing funds. We expect the cooperative marketing funding that we provide to fluctuate from period to period based on our new product introductions.

Sales and marketing expenses include stock-based compensation expense of $117,000 and $189,000 for the six months ended December 31, 2005 and 2006, respectively.

General and administrative expenses.    General and administrative expenses increased by $2.5 million, or 84.4%, from $3.0 million to $5.5 million, for the six months ended December 31, 2005 and 2006, respectively. General and administrative expenses were 2.2% and 2.7% of net sales for the six months ended December 31, 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $1.1 million in legal expenses primarily associated with our defense of certain litigation matters, an increase of $0.7 million in salary and benefits, including higher stock-based compensation expense resulting from the adoption of FAS

123R, an increase of $0.5 million in professional fees, and an increase of $0.1 million in bad debt expense, offset in part by a decrease of $0.1 million in foreign currency transaction expenses.

General and administrative expenses include stock-based compensation expense of $142,000 and $236,000 for the six months ended December 31, 2005 and 2006, respectively.

Provision for (reversal of) litigation loss.    Loss from litigation decreased by $120,000, from $0 to ($120,000), for the six months ended December 31, 2005 and 2006, respectively. The decrease was primarily due to the final settlement of import/export litigation at less than the estimated loss amount. For more information, (see “Notes to Consolidated Financial Statements—Note 10.”).

Interest and other expense, net.    Interest and other expense increased by $85,000, or 18.3%, from $465,000 to $550,000, for the six months ended December 31, 2005 and 2006, respectively, of which $581,000 and $671,000 were interest expenses, respectively. The increase was primarily due to higher interest expenses of $87,000 associated with a mortgage obtained in connection with a new building that we purchased in the second quarter of fiscal 2006.

Provision for income taxes.    Provision for income taxes increased by $1.2 million, or 30.5%, from $4.1 million to $5.3 million, for the six months ended December 31, 2005 and 2006, respectively. The effective tax rate was 36.7% and 35.2% for the six months ended December 31, 2005 and 2006, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Comparison of Fiscal Years Ended June 30, 2005 and 2006

Net sales.    Net sales increased by $90.8 million, or 42.9%, from $211.8 million to $302.5 million, for fiscal years 2005 and 2006, respectively. This was due to an increase in both unit volumes and average selling prices. For the year ended June 30, 2006, the approximate number of units sold increased 30.8% to 1.7 million compared to 1.3 million for the year ended June 30, 2005. Growth in unit volumes was primarily due to the increasing sales of our 5000 series of server systems, our X6 series of serverboards and other server components, primarily accessories, including microprocessors. For the year ended June 30, 2006, the approximate number of server system units sold increased 30.7% to 115,000 compared to 88,000 for the year ended June 30, 2005. The average selling price of server system units sold increased 12.5% to approximately $900 in fiscal year 2006 compared to approximately $800 in fiscal year 2005. Growth in the average selling prices of our server systems was principally driven by an increase in sales of server systems to OEM customers and system integrators, offset in part by declines in average selling prices in more mature products sold to distributors. Sales of server systems represented 31.4% of our net sales for fiscal year 2005 as compared to 34.5% of our net sales for fiscal year 2006. For fiscal years 2005 and 2006, we derived approximately 83% and 73%, respectively, of our net sales from products sold to distributors and we derived approximately 17% and 27%, respectively, from sales to OEMs and to end customers. The increase in sales to OEM and to end customers was principally the result of increased sales to OEMs. For fiscal year 2005, customers in the United States, Asia, Germany and rest of Europe accounted for approximately 56.3%, 12.7%, 9.3% and 18.4%, of our net sales, respectively, as compared to 58.5%, 11.0%, 8.9% and 19.3%, respectively, for fiscal year 2006.

Cost of sales.    Cost of sales increased by $63.9 million, or 35.9%, from $178.3 million to $242.2 million, for fiscal years 2005 and 2006, respectively. Cost of sales as a percentage of net sales was 84.2% and 80.1% for fiscal years 2005 and 2006, respectively. The increase in absolute dollars of cost of sales was primarily attributable to the increase in net sales. The lower cost of sales as a percentage of net sales was driven by the increasing percentage of our sales represented by server systems, which generally have lower costs of sales as a percentage of net sales than components.

We expect cost of sales to include stock-based compensation expense of $97,000, $88,000, $55,000 and $10,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Research and development expenses.    Research and development expenses increased by $5.2 million, or 49.1%, from $10.6 million to $15.8 million for fiscal years 2005 and 2006, respectively. Research and development expenses were 5.0% of net sales for fiscal year 2005 and 5.2% of net sales for fiscal year 2006. The increase was primarily due to an increase of $3.9 million in salary and benefits resulting from growth in research and development personnel. The increase in personnel was primarily related to expanded product development initiatives.

We expect research and development expenses to include stock-based compensation expense of $414,000, $381,000, $261,000 and $43,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Sales and marketing expenses.    Sales and marketing expenses increased by $2.2 million, or 30.1%, from $7.2 million to $9.4 million, for fiscal years 2005 and 2006, respectively. Sales and marketing expenses were 3.4% and 3.1% of net sales for fiscal years 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $1.2 million in cash compensation and benefits resulting from growth in sales and marketing personnel, an increase of $0.5 million in total advertising and promotional expenses, an increase of $0.2 million in trade show expenses, and an increase of $0.3 million in international sales consulting fees, offset in part by an increase of $0.4 million in cooperative funding from vendors.

We expect sales and marketing expenses to include stock-based compensation expense of $171,000, $157,000, $121,000 and $16,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

General and administrative expenses.    General and administrative expenses increased by $1.6 million, or 28.8%, from $5.4 million to $6.9 million, for fiscal years 2005 and 2006, respectively. General and administrative expenses were 2.6% and 2.3% of net sales for fiscal years 2005 and 2006, respectively. The increase in absolute dollars was primarily due to an increase of $0.8 million in salary and benefits and an increase of $0.8 million in legal expenses primarily associated with our defense of certain litigation matters.

We expect general and administrative expenses to include stock-based compensation expense of $289,000, $277,000, $186,000 and $47,000 in fiscal years 2007, 2008, 2009 and 2010, respectively, based on the continued vesting of outstanding options as of June 30, 2006.

Provision for (reversal of) litigation loss.    Loss from litigation increased by $1.8 million from $(1.2) million to $0.6 million for fiscal years 2005 and 2006, respectively. The increase was primarily due to the reversal in fiscal 2005 of the loss accrued in fiscal 2003 as a result of the dismissal of the Digitechnic claims in the court of appeal in France (For more information, see “Notes to Consolidated Financial Statements—Note 10.”).

Interest and other expense, net.    Interest and other expense, increased by $0.3 million, or 36.6%, from $0.7 million to $1.0 million, for fiscal years 2005 and 2006, respectively, of which $0.9 million and $1.3 million were interest expenses, respectively. The increase was due to higher interest expenses of $0.3 million associated with a mortgage obtained in connection with a new building that we purchased.

Provision for income taxes.    Provision for income taxes increased by $6.0 million, or 165.9%, from $3.6 million to $9.7 million, for fiscal years 2005 and 2006, respectively. The effective tax rate was 33.9% and 36.3% for fiscal years 2005 and 2006, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Comparison of Fiscal Years Ended June 30, 2004 and 2005

Net sales.    Net sales increased by $44.7 million, or 26.8%, from $167.1 million to $211.8 million, for fiscal years 2004 and 2005, respectively. This was due to an increase in unit volumes partially offset by a decrease in average selling prices. For the year ended June 30, 2005, the approximate number of units sold increased 36.3% to 1.3 million compared to 954,000 for the year ended June 30, 2004. The growth in net sales was principally driven by the sales of our X6 series serverboards, which started shipping in fiscal year 2004, offset in part by a decrease in net sales of our X5 series serverboards. In addition, net sales increased from the continued growth of our 6000 and 5000 series of server systems. For the year ended June 30, 2005, the approximate number of server systems units sold increased 27.5% to 88,000 compared to 69,000 for the year ended June 30, 2004. The average selling price of server systems units sold increased 14.3% to approximately $800 in fiscal year 2005 compared to approximately $700 in fiscal year 2004 primarily due to higher sales of our 6000 and 5000 series of server systems offset in part by declines in the average selling prices of more mature products sold to distributors. Average selling prices declined principally as a result of competitive pricing pressures. Sales of servers represented 30.6% and 31.4% of our net sales for fiscal years 2004 and 2005, respectively. For fiscal years 2004 and 2005, we derived approximately 87% and 83%, respectively, of our net sales from products sold to distributors and we derived approximately 13% and 17%, respectively, from sales to OEMs and to end customers. The increase in sales to OEM and to end customers was principally the result of increased sales to OEMs.

For fiscal year 2004, approximately 53.9%, 14.5%, 10.3% and 19.9% of our net sales, was to customers in the United States, Asia, Germany and Rest of Europe, respectively, as compared to 56.3%, 12.7%, 9.3% and 18.4%, respectively, for fiscal year 2005.

Cost of sales.    Cost of sales increased by $40.1 million, or 29.0%, from $138.2 million to $178.3 million, for fiscal years 2004 and 2005, respectively. Cost of sales as a percentage of net sales, was 82.7% and 84.2% for fiscal years 2004 and 2005, respectively. The increase in cost of sales as a percentage of net sales was primarily due to lower average selling prices resulting from competitive pricing pressures, which were not offset by corresponding decreases in costs of materials and components and inventory write-off of $1.4 million.

Research and development expenses.    Research and development expenses increased by $2.1 million, or 24.6%, from $8.5 million to $10.6 million for fiscal years 2004 and 2005, respectively. The growth in research and development expenses was primarily due to an increase of $1.9 million in salaries and benefits resulting from an increase in research and development personnel.

Sales and marketing expenses.    Sales and marketing expenses decreased by $1.2 million, or 14.7%, from $8.4 million to $7.2 million for fiscal years 2004 and 2005. The decrease in sales and marketing expenses was primarily due to an increase of $1.2 million in cooperative funding provided by our vendors and a decrease of $0.8 million in funding we provided to our customers. These decreases in expenses were partially offset by an increase of $0.7 million in salary and benefits resulting from an increase in sales and marketing personnel.

General and administrative expenses.    General and administrative expenses increased by $0.3 million, or 6.0%, from $5.1 million to $5.4 million for fiscal years 2004 and 2005, respectively. The increase was primarily due to an increase of $0.6 million in salary and benefits, which was partially offset by $0.3 million currency exchange loss.

Provision for (reversal of) litigation loss.    Loss from litigation decreased by $1.2 million, or 0.6% of net sales, for fiscal year 2005 due to the reversal of an expense for the Digitechnic litigation originally accrued in fiscal year 2003.

Interest and other expense, net.    Interest and other expense, net was $0.7 million for each of fiscal years 2004 and 2005.

Provision for income taxes.    Provision for income taxes increased by $2.4 million, or 196.1%, from $1.2 million to $3.6 million, for fiscal years 2004 and 2005, respectively. The effective tax rate was 20.2% and 33.9% for fiscal years 2004 and 2005, respectively. The increase of the effective tax rate was the result of the reduced benefit of research and development tax credits and foreign income deductions relative to our higher taxable income.

Selected Quarterly Consolidated Financial Information

The following table sets forth our quarterly consolidated statements of operations for each of the ten most recent quarters. We have prepared the unaudited quarterly financial information on a basis consistent with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of the operations for any future period.

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005		Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sept 30, 2006	Dec 31, 2006
	(in thousands, except per share data)
Net sales	$46,282	$52,944	$51,957		$60,580	$64,525	$72,117	$75,886	$90,013	$90,187	$113,602
Cost of sales	39,090	44,853	44,307		50,043	52,005	58,452	61,100	70,678	72,202	94,587

Gross profit	7,192	8,091	7,650		10,537	12,520	13,665	14,786	19,335	17,985	19,015
Operating expenses:
Research and development	2,606	2,537	2,850		2,616	3,253	3,648	4,412	4,501	4,937	5,557
Sales and marketing	1,531	1,682	1,959		2,025	2,252	2,494	2,324	2,293	2,357	3,126
General and administrative	1,423	1,369	1,258		1,330	1,545	1,444	1,714	2,228	2,603	2,908
Provision for (reversal of) litigation loss	—	—	(1,178	)(1)	—	—	—	575	—	(120)	—

Total operating expenses	5,560	5,588	4,889		5,971	7,050	7,586	9,025	9,022	9,777	11,591

Income from operations	1,632	2,503	2,761		4,566	5,470	6,079	5,761	10,313	8,208	7,424
Interest income	11	23	33		50	58	57	64	75	54	67
Interest expense	(226)	(242)	(178)		(221)	(243)	(338)	(334)	(342)	(327)	(344)
Other income, net	13	(9)	1		12	—	1	1	—	—	—

Income before income taxes provision	1,430	2,275	2,617		4,407	5,285	5,799	5,492	10,046	7,935	7,147
Income tax provision	473	729	618		1,819	1,942	2,131	1,906	3,696	3,126	2,189

Net income	$957	$1,546	$1,999		$2,588	$3,343	$3,668	$3,586	$6,350	$4,809	$4,958

Net income per share:
Basic	$0.04	$0.07	$0.09		$0.12	$0.15	$0.17	$0.16	$0.29	$0.22	$0.22

Diluted	$0.03	$0.05	$0.07		$0.09	$0.11	$0.12	$0.11	$0.19	$0.15	$0.15

Shares used in per share calculation:
Basic	21,908	21,912	21,912		21,928	21,958	21,964	21,972	22,150	22,190	22,212

Diluted	29,064	29,324	29,566		29,818	30,056	30,636	32,048	32,850	32,214	32,390

(1)	Amount represents the reversal of the Digitechnic litigation expense originally accrued in fiscal year 2003.

The following table sets forth our historical operating results, as a percentage of net sales for the periods indicated:

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.5	84.7	85.3	82.6	80.6	81.0	80.5	78.5	80.1	83.3

Gross profit	15.5	15.3	14.7	17.4	19.4	19.0	19.5	21.5	19.9	16.7
Operating expenses:
Research and development	5.6	4.8	5.5	4.3	5.0	5.1	5.8	5.0	5.4	4.8
Sales and marketing	3.3	3.2	3.8	3.3	3.5	3.5	3.1	2.5	2.6	2.8
General and administrative	3.1	2.6	2.4	2.2	2.4	2.0	2.3	2.5	2.9	2.6
Provision for (reversal of) litigation loss	0.0	0.0	(2.3)	0.0	0.0	0.0	0.8	0.0	(0.1)	0.0

Total operating expenses	12.0	10.6	9.4	9.8	10.9	10.6	12.0	10.0	10.8	10.2

Income from operations	3.5	4.7	5.3	7.6	8.5	8.4	7.5	11.5	9.1	6.5
Interest income	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Interest expense	(0.5)	(0.5)	(0.4)	(0.4)	(0.4)	(0.5)	(0.4)	(0.4)	(0.4)	(0.3)
Other income, net	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Income before income taxes provision	3.1	4.3	5.0	7.3	8.2	8.0	7.2	11.2	8.8	6.3
Income tax provision	1.0	1.4	1.2	3.0	3.0	3.0	2.5	4.1	3.5	1.9

Net income	2.1%	2.9%	3.8%	4.3%	5.2%	5.0%	4.7%	7.1%	5.3%	4.4%

The following table sets forth our historical net sales by product groups, as a percentage of net sales for the periods indicated:

	Quarters Ended
	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
Server systems	31.0%	29.4%	32.8%	32.4%	33.6%	32.2%	34.5%	37.0%	35.2%	35.3%
Serverboards and other components	69.0	70.6	67.2	67.6	66.4	67.8	65.5	63.0	64.8	64.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net sales.    Our net sales have generally increased over the ten quarters ended December 31, 2006. The increase in the quarter ended December 31, 2004 of $6.7 million was primarily due to increased sales of accessories, primarily processors. The increase in the quarter ended June 30, 2005 of $8.6 million was primarily due to increased sales of serverboards and server systems to our OEMs. The increase in net sales in the quarter ended December 31, 2005 of $7.6 million and the quarter ended June 30, 2006 of $14.1 million was primarily due to a general increase in unit volumes. The increase in net sales in the quarter ended December 31, 2006 of $23.4 million was due to increase in the sale of component products of $15.0 million and server products of $8.4 million. The growth in our net sales for the quarter ended December 31, 2006 over the quarter ended September 30, 2006 was unusually high. While we expect our net sales for the quarter ending March 31, 2007 to exceed our net sales for the same period in 2006 as well as the quarter ended September 30, 2006, we expect our net sales to decrease sequentially compared to the quarter ended December 31, 2006.

Cost of sales.    Cost of sales fluctuated from quarter to quarter depending on the level of net sales, product mix and unit volume. Cost of sales as a percentage of net sales gradually decreased from 84.5% for the quarter ended September 30, 2004 to 80.1% for the quarter ended September 30, 2006, as we benefited from an increased percentage of sales of higher-margin, fully-assembled server systems and increased economies of scale associated with our higher sales volumes. Cost of sales as a percentage of net sales increased in the quarter ended September 30, 2006 due to an increase in inventory reserves and an increased freight charge caused by the temporary shortage in availability of printed current boards. The higher cost of sales as a percentage of net sales in the quarter ended December 31, 2006 was driven by an increase in product mix of accessory products such as memory and disk drives which have lower product margins offset in part by higher product revenue mix of servers which have higher product margins.

Research and development expenses.    Research and development expenses have gradually increased over the ten quarters ended December 31, 2006. Research and development expenses as a percentage of net sales can vary quarter by quarter primarily due to costs associated with new product introductions and reimbursed engineering expenses.

Sales and marketing expenses.    Sales and marketing expenses increased over the six quarters ended December 31, 2005, but declined in the two quarters ended June 30, 2006. Sales and marketing expenses as a percentage of net sales vary from quarter to quarter primarily due to changes in cooperative marketing funding and expenses. Sales and marketing expenses as a percentage of net sales decreased from 3.8% for the quarter ended March 31, 2005 to 3.3% in the quarter ended June 30, 2005 as a result of reduced cooperative marketing funding provided to our distributors. Sales and marketing expenses as a percentage of net sales generally declined from 3.1% for the quarter ended March 31, 2006 to 2.6% for the quarter ended September 30, 2006 due to the change in estimated unclaimed cooperative marketing funds for our distributors and increased cooperative marketing funding provided by our suppliers. Sales and marketing expenses as a percentage of net sales increased in the quarter ended December 31, 2006 due to increases in salary and benefits resulting from growth in sales and marketing personnel and higher stock-based compensation expense resulting from the adoption of FAS 123R.

General and administrative expenses.    General and administrative expenses have generally increased in absolute dollars over the ten quarters ended December 31, 2006 in order to support our increased sales. General and administrative expenses as a percentage of net sales vary from quarter to quarter primarily as a result of changes in currency translation adjustments and professional fees. General and administrative expenses as a percentage of net sales has decreased from 3.1% for the quarter ended September 30, 2004 to 2.6% for the quarter ended December 31, 2006.

Liquidity and Capital Resources

Since our inception, we have financed our growth primarily with funds generated from operations. Our cash and cash equivalents and short term investments were $7.6 million as of June 30, 2004, $12.9 million as of June 30, 2005, $16.6 million as of June 30, 2006, $17.1 million as of December 31, 2005 and $21.7 million as of December 31, 2006.

Operating Activities.    Net cash provided by operating activities was $9.9 million for the six months ended December 31, 2006 compared to $6.9 million for the six months ended December 31, 2005. The increase in net cash provided by operating activities was due to a decrease in inventory of $3.8 million, an increase in net income of $2.8 million, an increase in income tax payable of $2.8 million, an increase in allowance for sales returns of $1.4 million and an increase in accrued liabilities of $1.4 million, partially offset by a decrease in accounts receivable of $5.3 million, a decrease in accounts payable of $2.2 million and a decrease in accrued litigation loss of $0.6 million. The decrease in accounts receivable and accounts payable was due to the shorter collection and payment cycles. The decrease in inventory was due to growth in net sales during the period. However, we anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product line and our business.

Net cash provided by operating activities was $5.8 million, $4.7 million and $8.2 million for fiscal years 2004, 2005 and 2006, respectively. Net cash provided by operating activities for fiscal year 2004 was due primarily to our net income of $4.9 million, a decrease in the allowance for sales returns of $1.8 million and an increase in accounts payable of $12.4 million. These increases were partially offset by increases in inventory of $10.3 million and accounts receivable of $2.6 million. Net cash provided by operating activities for fiscal year 2005 was due primarily to our net income of $7.1 million, a decrease in the allowance for sales returns of $4.1 million and an increase in accounts payable of $6.6 million. These increases were partially offset by increases in inventory of $8.9 million and accounts receivable of $9.6 million. Net cash provided by our operating activities for fiscal year 2006 was primarily due to our net income of $16.9 million, a decrease in the allowance for sales returns of $2.5 million and an increase in accounts payable of $14.2 million which was substantially offset by an increase in accounts receivable of $11.2 million and an increase in inventory of $17.1 million. The increases for fiscal years 2004, 2005 and 2006 in accounts receivable, inventory and accounts payable were primarily due to growth in net sales during the periods as a result of new product introductions, increased sales of existing server systems and components and increased purchases from our suppliers. We anticipate that accounts receivable, inventory and accounts payable will continue to increase to the extent we continue to grow our product lines and our business.

Investing activities.    Net cash used by investing activities was $1.9 million for the six months ended December 31, 2006 compared to $8.5 million for the six months ended December 31, 2005. The decrease in investing activity was primarily due to the purchase of new land and building for $9.8 million during the six months ended December 31, 2005.

Net cash used by our investing activities was $8.4 million, $0.9 million and $9.8 million for fiscal years 2004, 2005 and 2006, respectively. Of these amounts, $5.8 million and $9.8 million in fiscal years 2004 and 2006, respectively, were related to the purchase of new buildings to support the Company’s growth in warehouse and assembly capacity. In fiscal year 2004, we incurred $1.7 million in restricted funds associated with the line of credit facility which was subsequently released in fiscal year 2005. The released funds were utilized to purchase short term investments in fiscal year 2005. We have historically owned our manufacturing facilities and have leased off-shore offices. The expansion of our manufacturing capability has to date not been capital intensive as our internal manufacturing is limited to assembly and test. We do expect to make significant capital investments in the future as we expand our assembly and test capabilities and invest in our infrastructure in order to improve our controls and procedures in anticipation of growing our business and meeting regulatory requirement associated with being a public company.

Financing activities.    Net cash used in financing activities was $2.9 million for the six months ended December 31, 2006 compared to net cash provided by financing activities of $7.6 million for the six months ended December 31, 2005. The decrease in financing activity was primarily due to building loans associated with the purchase of land and building in the six months ended December 31, 2005, offset by $2.7 million used in payments of offering costs in the six months ended December 31, 2006.

Net cash provided by our financing activities was $3.6 million, $(0.1) million and $6.9 million for fiscal years 2004, and 2005 and 2006, respectively. Cash provided by financing activities was primarily from building loans associated with the purchase of land and building for assembly and warehouse space to support the growth of the company in fiscal years 2004 and 2006. We repaid $0.3 million, $0.4 million and $2.7 million in loans for fiscal years 2004, 2005 and 2006, respectively.

We have historically generated cash from our operating activities as we have grown. We expect to experience continued growth in our working capital requirements as we continue to expand our business. We intend to fund this continued expansion though cash generated by operations and the proceeds of this offering. We anticipate that working capital will constitute a material use of our cash resources.

Other factors affecting liquidity and capital resources

We have entered into four building loans to purchase three facilities located in San Jose, California. Total balance outstanding on these loans was $18.9 million as of December 31, 2006. The first loan was entered into in March 2001 under which we borrowed $8.7 million. The second loan was entered into in April 2004 under which we borrowed $4.3 million. The third and fourth loans were entered into in September 2005 under which we borrowed a total of $7.9 million. These four loans require us to maintain customary covenants related to business and financial condition. They also have customary restrictions on business and financial activity in which we cannot engage without the prior written consent of the bank. For example, under the terms of the building loans, we generally may not, without the lenders’ prior written consent, incur certain indebtedness and liens, engage in business activities substantially different from our present business, liquidate or dissolve our business, lease or dispose of all or a substantial part of our business or assets, sell assets for less than fair market price, enter into any consolidation, merger or other business combination, or make certain loans, acquisitions and guaranties.

In addition, we have historically paid a majority of our vendors within 25 to 100 days of invoice and Ablecom between 120 and 145 days of invoice. Ablecom, a Taiwan corporation, is one of our major contract manufacturers and a related party.

We have entered into arrangements with certain financing companies that have committed to pay us in a specified period after shipment to customers for sales transactions that have been approved by these financing companies prior to shipment. We remain obligated to re-purchase the customer obligations if the customer defaults. See, “Note 5 to the Notes to Consolidated Financial Statements.”

Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

The following table describes our contractual obligations as of June 30, 2006:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating leases	$382	$357	$270	$—	$1,009
Capital leases	175	69	—	—	244
Building loans	1,785	3,571	3,571	22,929	31,856
Purchase commitments	8,728	0	—	—	8,728

Total	$11,070	$3,997	$3,841	$22,929	$41,837

We expect to fund these obligations from our ongoing operations and the proceeds of this offering.

Recently Issued Accounting Standards

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R became effective beginning with our fiscal year ended June 30, 2006. We have analyzed our relationship with Ablecom and we have concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, we do not consolidate Ablecom. In performing our analysis, we considered our explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, we considered whether any implicit arrangements exist that would cause us to protect those related parties’ interests in Ablecom from suffering losses. We determined that no implicit arrangements exist with Ablecom or its shareholders. Such an arrangement would be inconsistent with the fiduciary duty that we have towards our stockholders who do not own shares in Ablecom.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for non-monetary asset exchanges beginning in our first quarter of fiscal year 2006. The adoption of SFAS 153 did not have a material effect on our consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Company currently has no plans to avail itself of these provisions.

In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, the Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe this pronouncement will have a material impact in our financial results.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We applied the guidance in SAB 108 as of July 1, 2006. The application of SAB 108 did not have a significant effect on the Company’s consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risks

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our results from operations. As of September 30, 2006, our investments were in money market funds and certificates of deposit.

We had $13.0 million of indebtedness under our credit facilities as of June 30, 2005, $19.2 million of indebtedness under our credit facilities as of June 30, 2006 and $18.9 million of indebtedness under our credit facility as of December 31, 2006. The annual interest rate on our credit facilities is based on various indexes as defined in the loan agreements. At December 31, 2006, the interest rates ranged from 5.28% to 6.75%. An immediate 10% increase in the index rates would not have a material effect on our interest expense.

To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Netherlands and Taiwan is the U.S. dollar and our local accounts are maintained in the local currency in the Netherlands and Taiwan, respectively, and thus we are subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars. Such fluctuations have not been significant historically. For example, foreign exchange gain or (loss) for fiscal years 2005 and 2006 and the six months ended December 31, 2006 was $178,000, ($190,000) and ($12,000), respectively.

BUSINESS

Overview

We design, develop, manufacture and sell application optimized, high performance server solutions based on an innovative, modular and open-standard x86 architecture. Our solutions include a range of complete server systems as well as components. We offer our clients a high degree of flexibility and customization by providing what we believe to be the industry’s broadest array of server components, which are interoperable and can be configured to create complete server systems. Our server systems and components are architected to provide high levels of reliability, quality and scalability, thereby enabling benefits in the areas of performance, thermal management, power efficiency and total cost of ownership. We base our solutions on open standard components, such as processors from Intel and AMD and our solutions can run on the Linux and Windows operating systems.

We perform the majority of our research and development efforts in-house, which increases the communication and collaboration between design teams, streamlines the development process and reduces time-to-market. We have developed a set of design principles which allow us to aggregate individual industry standard materials to develop proprietary components, such as serverboards, chassis and power supplies. This building block approach allows us to provide a broad range of SKUs, and enables us to build and deliver customized solutions based upon customers’ application requirements. As of December 31, 2006, we offered over 3,850 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

We sell our server systems and components primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to OEMs as well as through our direct sales force. During fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors in more than 70 countries. We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2004, 2005 and 2006, our net sales were $167.1 million, $211.8 million, and $302.5 million, respectively and our net income was $4.9 million, $7.1 million and $16.9 million, respectively. For the six months ended December 31, 2005 and 2006, our net sales were $136.6 million and $203.8 million, respectively, and our net income was $7.0 million and $9.8 million, respectively.

Industry Background

Increasing Demand for Computing Capacity

As businesses of all sizes process larger quantities of data to communicate, transact and collaborate, their business processes are becoming more complex and their requirements for computing capacity are growing rapidly. Businesses are using traditional networked environments, such as local area networks, or LANs, as well as the Internet, to host a wide range of applications including databases, Intranets and email. Businesses are also using external functions, such as data centers, e-commerce storefronts and extranets, to enable growth of their operations. All of these factors are fueling the demand for increased computing power.

Evolution of Open Systems and Scale-out Computing

Computing architectures are continuing to evolve to meet this rapidly growing demand for computing capacity. As businesses increasingly require solutions that provide flexibility and scalability in a cost effective manner, they are moving away from traditional proprietary computing solutions toward open system servers with x86 based architectures using either Linux or Windows operating systems. Businesses are building upon this modular and open system concept to create what are commonly referred to as scale-out computing architectures. These scale-out architectures typically consist of open standard components that are assembled into modular computing systems and organized into clustered, rack mount or blade server configurations. These systems are designed to comply with a set of industry standard specifications that are referred to as Server System Infrastructure, or SSI. Scale-out computing enables businesses to add computing capacity incrementally as their needs arise without significantly disrupting existing systems, providing greater flexibility and scalability and improving total cost of ownership over earlier generations of server systems. IDC, an independent research group, estimates that the worldwide volume server market will increase from $28.5 billion in 2005 to $39.7 billion in 2010, representing a compounded annual growth rate of approximately 6.8%. IDC defines the volume server market as the market for server systems that cost less than $25,000, which is the market we primarily address. IDC also estimates that worldwide end customer spending on blade servers is expected to increase from $2.1 billion in 2005 to $9.6 billion in 2009, representing a compounded annual growth rate of approximately 46.2%.

Increasing Need for Rapidly Deployable, Highly Optimized Server Solutions

Scale-out server architectures provide significant benefits for many businesses. However, there are a wide range of circumstances in which businesses need more than just the incremental computing capacity that can be obtained by adding more general purpose servers as part of a scale-out deployment. In these circumstances, the nature of the underlying computing architecture contributes meaningfully to the competitive advantage of the business. We refer to the solutions these businesses seek as “application optimized” solutions, as these businesses typically need customized server configurations which provide optimal levels of processing, I/O or memory. These situations include, among others:

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Large scalable server farms:    Data centers of online service providers and Global 2000 companies, as well as supercomputing clusters of large research organizations, want to optimize industry standard components by architecting a system platform that enables higher performance through enhanced processing or I/O, more efficient memory bandwidth and greater capacity.

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Businesses that have complex computing requirements:    Certain businesses, such as financial services companies, oil exploration companies and entertainment production studios, require systems that have optimized processing and I/O capabilities in order to maximize information and image capture and processing.

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OEMs:    Certain OEMs, including vendors of networking hardware and medical imaging equipment, seek to differentiate their end products by requiring a broad selection of high performance and rapidly deployable server solutions that can be optimized for specific applications for their end customers.

In all of these situations, server vendors are selected based on several key criteria:

Rapidly deployable server solutions.    Many businesses desire the most advanced server technology as soon as it becomes commercially available. For instance, given the rapid product development cycles of new technologies in the networking hardware market, vendors of networking equipment increasingly seek to partner for certain aspects of their solutions, such as server technology, because it enables them to deliver a high performance solution to their customers more quickly. Similarly, online service providers must continue to deploy the latest server technology as soon as it becomes available since the ability to cost-effectively deliver a high degree of service is critical to their business. Because traditional server vendors typically use third party component suppliers, they must deal with the time, complexity and sometimes conflicting interests of coordinating with multiple suppliers throughout the product design and manufacturing process. This lengthens the time required to incorporate new technology into next generation systems. As a result, when building or upgrading their computing capability, businesses must either wait to deploy the latest products or accept solutions that do not incorporate the benefits of the latest technology.

Increased optimization for specific business needs.    Servers are deployed to address widely differing applications with very different system requirements. An online gaming company, for instance, may require a server architecture that enables optimal graphic processing, while a scientific research organization may require a server architecture that maximizes computing power. In either case, the business will seek to deploy server systems that are optimized to its specific needs to maximize performance while minimizing costs. Traditional server vendors typically offer only a limited number of standalone server models. Given this lack of flexibility and choice, building an application optimized server solution with traditional server components can be challenging. In order to meet their performance requirements, businesses must often purchase more computing functionality, including potentially more memory, greater processing power or more efficient power supplies, than would be otherwise necessary had the system been optimized for a specific business need. This increases not only the initial purchase price, but also the total cost of ownership over the useful life of the servers. Alternatively, businesses that seek a customized server solution from traditional server vendors face limited choices and often must accept considerable delays.

Superior price-to-performance per watt.    In addition to the need for rapidly available and highly optimized server solutions, businesses with application optimized server needs face growing scalability challenges. Many application optimized server deployments constitute increasingly larger server systems, particularly in scale-out configurations, and can involve hundreds or even thousands of servers. Deployments of this magnitude can present numerous performance, space, energy and maintenance challenges. First, the aggregation of large numbers of computing systems leads to escalating energy requirements. As a result, businesses require scale-out computing systems that not only perform well but also minimize power consumption. Second, the increasing need for computing capacity has resulted in the need for higher density solutions to optimize the use of valuable floor space and to minimize operating costs. Third, the high density of the equipment, together with increasing power consumption per CPU, are creating a significant challenge for businesses attempting to manage heat dissipation effectively to prevent system failure. IDC currently estimates that power and cooling costs as a percentage of spending for new servers will increase from 48% in 2005 to 71% in 2010. IDC also estimates that over 40% of large server farms report cooling capacities have limited the deployment of new systems.

The Super Micro Solution

We design, develop, manufacture and sell application optimized, high performance server solutions based upon an innovative, modular and open-standard x86 architecture. Our primary competitive advantages arise from how we use our integrated internal research and development organization to develop the intellectual property used in our server solutions. These have enabled us to develop a set of design principles and performance specifications that we refer to as Super SSI that meet industry standard SSI requirements and also incorporate advanced functionality and capabilities. Super SSI provides us with greater flexibility to quickly and efficiently develop new server solutions and that are optimized for our customers’ specific application requirements. Our modular architectural approach has allowed us to offer our customers interoperable designs across all of our components. This modular approach, in turn, enables us to provide what we believe to be the industry’s largest array of server systems and components.

Flexible and Customizable Server Solutions

We provide flexible and customizable server solutions to address the specific application needs of our customers. Our design principles allow us to aggregate industry standard materials to develop proprietary components, such as serverboards, chassis and power supplies to deliver a broad range of products with superior features. Each component is built to be backward compatible. We believe this building block approach allows us to provide a broad range of SKUs. As of December 31, 2006, we offered over 3,850 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

Rapid Time-to-Market

We are able to significantly reduce the design and development time required to incorporate the latest technologies and to deliver the next generation application optimized server solutions. Our in-house design competencies and control of the design of many of the components used within our server systems enable us to rapidly develop, build and test server systems and components with unique configurations. As a result, when new products are brought to market we are generally able to quickly design, integrate and assemble server solutions with little need to re-engineer other portions of our solution. Our efficient design capabilities allow us to offer our customers server solutions incorporating the latest technology with a superior price-to-performance ratio. We work closely with the leading microprocessor vendors to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology.

Improved Power Efficiency and Thermal Management

Our server solutions include many design innovations to optimize power consumption and manage heat dissipation. We have designed flexible power management systems which customize or eliminate components in an effort to reduce overall power consumption. We have proprietary power supplies that can be integrated across a wide range of server system form factors which can significantly enhance power efficiency. We have also developed technologies that are specifically designed to reduce the effects of heat dissipation from our servers. Our thermal management technology allows our products to achieve a superior price-to-performance ratio while minimizing energy costs and reducing the risk of server malfunction caused by overheating.

High Density Servers

Our servers and components are designed to enable customers to maximize computing power while minimizing the physical space utilized. We offer server systems with twice the density of conventional solutions, which allows our customers to efficiently deploy our server systems in scale-out configurations. Through our proprietary technology, we can offer significantly more memory and expansion slots than traditional server systems with a comparable server form factor. For example, for a server with room for one rack or shelf, or a 1U server, we offer up to five expansion slots. In addition, we offer systems in a 1U configuration with features and capabilities generally offered by competitors only in a server with room for two racks or shelves, or a 2U server, configuration.

Strategy

Our objective is to be the leading provider of application optimized, high performance server solutions worldwide. Key elements of our strategy include:

Maintain Our Time-to-Market Advantage

We believe one of our major competitive advantages is our ability to rapidly incorporate the latest computing innovations into our products. We intend to maintain our time-to-market advantage by continuing our investment in our research and development efforts to rapidly develop new proprietary server solutions based on industry standard components. We plan to continue to work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies. We believe these efforts will allow us to continue to offer products that lead in price for performance as each generation of computing innovations becomes available.

Expand Our Product Offerings

We plan to increase the number of products we offer to our customers. Our product portfolio will continue to include additional solutions based on the latest Intel and AMD technologies. We plan to enhance our ability to deliver improved power and thermal management capabilities, as well as servers and components that can operate in increasingly dense environments. We also plan to continue developing and in the future offer additional management software capabilities that are integrated with our server products and will further enable our customers to simplify and automate the deployment, configuration and monitoring of our servers.

Further Develop Existing Markets and Expand Into New Markets

We intend to strengthen our relationships with existing distribution and OEM partners and add new distributors. We will continue to target specific industry segments that require application optimized server solutions including data center environments, financial services, oil and gas exploration, biotechnology and entertainment. We plan to expand our reach geographically, particularly in the Asia Pacific region and Europe.

Strengthen Our Relationships with Suppliers and Manufacturers

Our efficient supply chain and outsourced manufacturing allow us to build systems to order that are customized, while minimizing costs. We plan to continue leveraging our relationships with suppliers and contract manufacturers in order to maintain and improve our cost structure as we benefit from economies of scale. We intend to continue to source non-core products from external suppliers. We also believe that as our solutions continue to gain greater market acceptance, we will generate growing and recurring business for our suppliers and contract manufacturers. We believe this increased volume will enable us to receive better pricing and achieve higher margins. We believe that a highly disciplined approach to cost control is critical to success in our industry. For example, we plan to expand our warehousing capacity in Asia through our relationship with Ablecom Technology, Inc., one of our major contract manufacturers and a related party, so that we may be able to deliver products to our customers in Asia and elsewhere more quickly and in higher volumes.

Deliver Advanced Blade Server Technology

To meet the emerging demand for blade servers, we are currently developing, and plan to introduce in the first half of calendar 2007, a high-performance blade server solution, called Superblade. Superblade will support both Intel Xeon and AMD Opteron processors. We intend to offer different configurations of our Superblade that will be optimized to support several different applications. By creating a range of unique blade server offerings, we will provide our customers with solutions that can be customized to fit their needs.

Products

We offer a broad range of application optimized server solutions, including complete server systems and components which customers can use to build complete server systems. The diagram below depicts how end customers typically deploy Supermicro servers within their networks. Our servers are deployed in several configurations within two areas of an enterprise network:

Headquarters:    Enterprises build large scalable server farms at the enterprise gateway to run many of the most demanding applications and to provide basic computational infrastructure. Enterprises typically deploy our rack-mounted servers in order to save floor space and enable rapid deployment of additional server capacity as computing demands increase. Enterprises may also choose to deploy our tower servers in a clustered configuration, which combines the processing capability of multiple standalone, or tower servers such that they act like a single, large computer in order to accomplish computationally intensive tasks in a more cost-effective manner.

Branch:    Within branch office data rooms, servers are deployed in rack-mounted configurations, in order to simplify the upgrade of servers or to swap out faulty servers, minimizing network downtime and making the management of the server infrastructure easier to maintain for branch offices with less specialized IT staffs. Also, within branch office workgroups, enterprises typically deploy our tower servers to accomplish basic office functions such as centralizing printing jobs, serving files and running local e-mail and other messaging applications.

Server Systems

We sell server systems both in rack-mounted and standalone tower form factors. We currently offer a complete range of server options with single, dual and quad CPU capability supporting Intel Pentium 4, Pentium D and Xeon architectures in 1U, 2U, 3U, 4U and tower form factors. We also offer complete server systems for AMD dual and quad Opteron in 1U, 2U, and 4U configurations. As of December 31, 2006, we offered over 600 different server systems. For each system, we offer multiple chassis designs and power supply options to best suit customer requirements. We also offer multiple configurations based on our latest generation systems which have up to five expansion slots. A majority of our most common systems are also available in minimum 1U or 1/2 depth form factors which are approximately one half of the size of standard sized rack-mounted servers.

The figure below depicts a typical rack-mounted server and the different components that we typically optimize for our customers. The layout presented is for illustrative purposes only and does not represent the typical layout of all our servers.

A.	Chassis: Industry standard 1U rack-mounted chassis that permits server interoperability while efficiently housing key server components
B.	Power Supply: Cost effective, high efficiency AC/DC power supply
C.	Memory: Scaleable 16 slot memory expansion capability. Provides up to 64GB memory capability
D.	Supermicro Intelligent Management Card: Monitors onboard instrumentation for server health and allows remote management and KVM over LAN for the entire network via a single keyboard, monitor and mouse
E.	CPU: Programmable computer processing units that perform all server instruction and logic processing. Supermicro servers support up to four Single or Dual Core processors from both Intel and AMD
F.	Expansion Modules: Allows increased functionality, I/O customization and flexibility. Super SSI features enable four Expansion I/O cards in a 1U server allowing 2U capability in a 1U form factor
G.	Thermal Management: Counter rotating and redundant fans provide optimum cooling and dissipation of server component heat
H.	Hard Disk Drives: Storage medium for operating system, applications and data. We offer “power-on” hot-swappable capability

Below is a table that summarizes the most common server configurations purchased by our customers. We also design and build other customized systems using these and other building blocks to meet specific customer requirements.

Server System Model	CPU	Memory	Drive Bays	Form Factor	SKUs

5000 Series	Pentium D, Pentium 4	Unbuffered DDRII	1 to 4 drives	1U, Mid-tower	29 models

6000 Series	Dual Xeon (Dual Core)	FB-DIMM DDRII, ECC Registered DDRII	1 to 16 drives	1U, 2U, 3U	72 models

7000 Series	Dual Xeon (Dual Core)	FB-DIMM DDRII, ECC Registered DDRII	1 to 8 drives	4U, Tower	26 models

1000 Series	Dual/Quad Opteron	ECC Registered DDR	1 to 4 drives	1U	21 models

2000 Series	Dual Opteron	ECC Registered DDR	1 to 6 drives	2U	4 models

4000 Series	Dual/Quad Opteron	ECC Registered DDR	1 to 8 drives	4U, Tower, Mid- tower	10 models

We offer a variety of server storage options depending upon the system, with disk drive alternatives including small computer system interface, or SCSI, serial advanced technology attachment, or SATA, Intelligent Drive Electronics, or IDE, and serial attached SCSI, or SAS.

In addition to our server systems, we also offer Supermicro Intelligent Management, or SIM, card solutions. These are sold as part of our server systems. Our SIM card implements the industry standard Intelligent Platform Management Interface, or IPMI, 2.0 to provide remote access, system monitoring and administration functionality for our server platforms. Our SIM card includes key capabilities such as remote hardware status, failure notification, as well as the ability to power-cycle non-responsive servers and out of band keyboard, video and monitor, or KVM, functionality over LAN. Our SIM solutions enable server administrators to view a server’s hardware status remotely, receive an alarm automatically when a failure occurs, and power cycle a system that is non-responsive. Our Intelligent Management module monitors onboard instrumentation such as temperature sensors, power status, voltages and fan speed, and provides remote power control capabilities to reboot and reset the server. It also includes remote access to the Basic Input/Output System, or BIOS, configuration and operating system console information. The monitoring and control functions work independently of the CPU because the SIM card is a completely separate processor. Data center administrators can gain full remote access to control the BIOS, utilities, operating systems and software applications. In summary, our SIM solutions include the following key features:

•	embedded processor to provide out of band KVM capabilities thereby extending the use of a single keyboard, monitor and mouse to the entire network;

•	enhanced authentication support to establish secure remote sessions and authenticate users; and

•	enhanced encryption support to allow secure remote password configuration and protect sensitive system data when it is transferred over the network.

Server Components

We believe we offer the largest array of modular server components or building blocks in the industry that are sold off the shelf or built-to-order to provide our customers with greater flexibility. These components are the foundation of our server solutions and span product offerings from the entry-level single and dual processor server segment to the high-end multi-processor market. The majority of the components we sell individually are optimized to work together and are ultimately integrated into complete server systems.

Serverboards

We design our serverboards with the latest chipset and networking technologies. Each serverboard is designed and optimized to adhere to specific physical, electrical and design requirements in order to work with certain combinations of chassis and power supplies and achieve maximum functionality. We not only adhere to SSI specifications, but our Super SSI specifications provide an advanced set of features that increase the functionality and flexibility of our products. The following table displays our serverboard offerings for X7 (Intel’s newest generation of Dual Core Xeon 5000/5100 series), X6 (Intel’s 800Mhz Front Side Bus generation of Xeon solutions), X5 (Intel’s 533Mhz Front Side Bus generation of Xeon solutions), P-series (Intel’s single processor solutions) and H8 (AMD’s Dual Core Opteron 200 and 800 series). As of December 31, 2006, we offered more than 450 SKUs for serverboards.

Below is a table that summarizes the most common serverboard configurations purchased by our customers.

Serverboard Model	CPU	System Bus	Form Factor	Memory	SKUs

X7 Series	Dual Xeon (Dual Core)	1333/1066/667 MHz	Advanced Technology Extended (ATX)/ Extended ATX (EATX)	Fully Buffered- DIMM DDRII	19 models

X6 Series	Dual Xeon	800 MHz	ATX/EATX	ECC Registered DDRII	49 models

X5 Series	Dual Xeon	533 MHz	ATX/EATX	DDR	21 models

PD & P8 Series	Pentium D, Pentium 4	1066/800/533 MHz	ATX	Unbuffered DDRII	25 models

H8 Series	Dual/Quad Opteron	Hypertransport	ATX/EATX	ECC Registered DDR	32 models

Chassis and Power Supplies

Our chassis are designed to efficiently house our servers while maintaining interoperability, adhering to industry standards and increasing output efficiency through power supply design. We believe that our latest generation of power supplies achieves the maximum power efficiency available in the industry. In addition, we have developed a remote management system that offers the ability to stagger the start up of systems and reduce the aggregate power draw at system boot to allow customers to increase the number of systems attached to a power circuit. We design DC power solutions to be compatible with data centers that have AC, DC or AC and DC based power distribution infrastructures. We believe our unique power design technology reduces power consumption by increasing power efficiency to approximately 86%, which we believe is among the most efficient available in the industry. Our server chassis come with hot-plug, heavy-duty fans, fan speed control and an advanced air shroud design to maximize airflow redundancy.

The table below depicts some of our chassis product offerings including the 500-series (front I/O options and space constrained environments), 800-series (most widely used for single, dual and quad processor servers), 700-series (Tower and 4U rack-mounted servers) and 900-series (for high-density storage applications) chassis products. These chassis solutions offer redundant power, cold swap power supply, redundant cooling fan options and high efficiency AC and DC power combinations. As of December 31, 2006, we offered more than 1,050 SKUs for chassis and power supplies.

Chassis Model	CPU Support	Expansions	Drive Bays	Power Supply	Form Factor	SKUs

SC500 Series	Xeon, Pentium D, Pentium 4, Opteron	1 FH	1 internal drive	260W - 520W	Mini-1U	12 models

SC700 Series	Xeon, Pentium D, Pentium 4, Opteron	7 FL	7 to 8 drives	300W - redundant 800W	4U, Tower, Mid-tower	35 models

SC800 Series	Xeon, Pentium D, Pentium 4, Opteron	various configurations	2 to 16 drives	260W - 1000W	1U, 2U, 3U	117 models

SC900 Series	Xeon, Pentium D, Pentium 4	6 to 7 FL	15 drives	650W - redundant 760W	3U, 4U, Tower	13 models

Other System Accessories

As part of our server component offerings, we also offer other system accessories that our customers may require or that we use to build our server solutions. These other products include, among others, microprocessors, memory and disc drives and generally are third party developed and manufactured products that we resell without modification. As of December 31, 2006, we offered more than 1,750 SKUs for other system accessories.

Future Products under Development

Other products currently under development include a suite of blade server systems. Blade servers are designed to share a common computing infrastructure, thereby saving additional space and power. Our blade servers are self-contained servers designed to achieve industry leading density and superior performance per square foot at a lower total cost of ownership. Our blade server system enclosure provides power, cooling, networking, various interconnects and system-level management and will support both Intel Xeon and AMD Opteron processors. We expect that our Superblade server system will provide industry leading CPU density, memory expandability, reliability and price-to-performance per square foot. We intend to offer different configurations of our Superblade server system that will be optimized to support several different applications. We expect our blade servers to be commercially available in the first half of calendar 2007.

Technology

We are focused on providing leading edge, high performance products for our customers. We have developed a design process to rapidly deliver products with superior features. The technology incorporated in our products is designed to provide high levels of reliability, quality, security and scalability. Our most advanced technology is developed in-house, which allows us to efficiently implement advanced capabilities into our server solutions. We work in collaboration with our key customers and suppliers to constantly improve upon our designs, reduce complexity and improve reliability.

Our server solutions are based on our Super SSI architecture, which incorporates proprietary I/O expansion, thermal and cooling design features as well as high-efficiency power supplies. For example, our 1U servers now offer up to 5 I/O expansion slots with up to 16 DIMM slots to accommodate up to 64GB of memory, which, prior to Super SSI, was only possible in a 2U chassis. We also achieved higher memory densities by designing customized serverboards to include 16 memory slots without sacrificing I/O expansion capability. The result is what we believe to be a superior serverboard design that provides our customers with increased flexibility for their new and legacy add-on card support and the ability to keep up with the growing memory requirements needed to maintain system performance requirements.

Our latest chassis designs include advanced cooling mechanisms such as proprietary air shrouds to help deliver cool air directly to the hottest components of the system resulting in improved cooling efficiency and consequently increasing system reliability. Our newest generation of power supplies incorporates advanced design features that provide what we believe to be the highest level of efficiency in the industry and therefore reduces overall power consumption. Our advanced power supply solutions include redundant cooling mechanisms for reliability and reduced failure rates.

Research and Development

We have over 13 years of research and development experience in server component design and in recent years, have devoted additional resources to the design of server systems. Our engineering staff is responsible for the design, development, quality, documentation and release of our products. We continuously seek ways to optimize and improve the performance of our existing product portfolio and introduce new products to address market opportunities. We perform the majority of our research and development efforts in-house, increasing the communication and collaboration between design teams to streamline the development process and reducing time-to-market. We are determined to continue to reduce our design and manufacturing costs and improve the performance, cost effectiveness and thermal and space efficiency of our solutions.

Over the years, our research and development team has focused on the development of new and enhanced products that can support emerging protocols while continuing to accommodate legacy technologies. Much of our research and development activity is focused on the new product cycles of leading chipset vendors. We work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies under development. Our collaborative approach with the chipset vendors allows us to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology. We work closely with their development teams to optimize chip performance and reduce system level issues. We also work with companies such as Adaptec on storage solutions. Similarly, we work very closely with our customers to identify their needs and develop our new product plans accordingly.

We believe that the combination of our focus on internal research and development activities, our close working relationships with chipset vendors and our modular design approach allow us to minimize time-to-market. Since January 2005, we believe we were the first to introduce the following new technologies to the market:

•	a multi-core Xeon architecture with 64 GB main memory capability;

•	server solutions with a 1U configuration with high density I/O capability typically found in a 2U configuration, as well as a 5 I/O expansion card in a 1U configuration; and

•	configuration server solutions with a serial attached SCSI storage option capability with SCSI enclosure services, or SES2, for alerting users of drive temperature and fan failures.

As of December 31, 2006, we had 179 employees and one engineering consultant dedicated to research and development. Our total research and development expenses were $8.5 million, $10.6 million and $15.8 million for fiscal years 2004, 2005 and 2006, respectively, and $6.9 million and $10.5 million for the six months ended December 31, 2005 and 2006, respectively.

Sales, Marketing and Customer Service

To execute our strategy, we have developed a sales and marketing program which is primarily focused on indirect sales channels. As of December 31, 2006, our sales and marketing organization consisted of 73 employees and 11 independent sales representatives in 11 locations worldwide.

We work with distributors, including resellers and system integrators, and OEMs to market and sell customized solutions to their end customers. We provide sales and marketing assistance and training to our distributors and OEMs, who in turn provide service and support to end customers. We intend to leverage our relationships with key distributors and OEMs to penetrate select industry segments where our products can provide a superior alternative to existing solutions. For a more limited group of customers who do not normally purchase through distributors or OEMs, we have implemented a direct sales approach.

We maintain close contact with our distributors and end customers. We often collaborate during the sales process with our distributors and the customer’s technical point of contact to help determine the optimal system configuration for the customer’s needs. Our interaction with distributors and end customers allows us to monitor customer requirements and develop new products to better meet end customer needs.

International Sales

Product fulfillment and first level support for our international customers are provided by our distributors and OEMs. Our international sales efforts are supported both by our international offices in the Netherlands and Taiwan as well as by our U.S. sales organization. Sales outside of the U.S. represented 46.1%, 43.7% and 41.5% of net sales in fiscal years 2004, 2005 and 2006, respectively and 43.9% and 41.5% for the six months ended December 31, 2005 and 2006, respectively.

Marketing

Our marketing programs are designed to inform existing and potential customers, the trade press, distributors and OEMs about the capabilities and benefits of using our products and solutions. Our marketing efforts support the sale and distribution of our products through our distribution channels. We rely on a variety of marketing vehicles, including advertising, public relations, participation in industry trade shows and conferences to help gain market acceptance. We also provide funds for cooperative marketing to our distributors. These funds reimburse our distributors for promotional spending they may do on behalf of promoting Supermicro products. Promotional spending by distributors is subject to our pre-approval and include items such as film or video for television, magazine or newspaper advertisements, trade show promotions and sales force promotions. The amount available to each distributor is based on its amount of purchases. We also work closely with leading microprocessor vendors in cooperative marketing programs and benefit from market development funds that they make available. These programs are similar to the programs we make available to our distributors in that we are reimbursed for expenses incurred related to promoting the vendor’s product.

Customer Service

We provide customer support for our server systems through our website and 24-hour continuous direct phone based support. For strategic direct and OEM customers, we also have higher levels of customer service available, including, in some cases, on site service and support.

Customers

For fiscal year 2006, our products were purchased by over 400 customers, most of which are distributors in more than 70 countries. None of our customers accounted for 10% or more of our net sales in fiscal years 2004, 2005, 2006 or the six months ended December 31, 2005 or 2006. End users of our products span a broad range of industries.

Case studies of ongoing and successfully completed deployments of Supermicro server solutions include the following:

Lawrence Livermore National Laboratory (LLNL) Scientific Research Center (USA): Large scientific research organizations require highly optimized CPU and memory performance capabilities architected as supercomputing server clusters. To complete the highly complex scientific research conducted at LLNL, the laboratory required cost-effective computing power to be delivered to their scientific community. Supermicro server building blocks (serverboards, chassis, power supplies) were selected for LLNL’s high performance computing clusters because of their feature optimization, reliability and efficiency and price-to-performance advantages.

Strato AG Web Hosting (Germany): As one of the top three web hosting companies in Europe, Strato AG needs to deploy very large numbers of server nodes in multiple hosting locations. With the high cost of power in Germany and throughout Europe, Strato AG needed the highest available performance per watt capabilities to reduce total cost of ownership and to deliver cost-effective products to their millions of customers. With the help of a local system integrator, Strato AG deployed our single processor server solutions with superior performance per watt and price-to-performance features and was able to continue growing their web hosting capacity to service millions of customers and domain names.

Juniper Networks (USA): Juniper Networks, an OEM customer, operates in the highly competitive and dynamic telecom industry and seeks differentiation in their end products. Juniper Networks required a turnkey appliance solution from an original server design company with a broad selection of rapidly deployable and flexible server modules that can be optimized for specific applications and markets. They also needed local service and post sales support for maximum agility. We provided Juniper Networks with highly customizable server building blocks and highly integrated turnkey solutions to meet their customer requirements and achieve Juniper’s business objectives.

Dawning (China): One of the largest local China server OEMs, Dawning needed stable and highly efficient (from performance and power consumption standpoints) server building block solutions to address the growing market in China with competitive server products. Dawning deployed our dual processor server solutions with the highly efficient power supplies coupled with best price-to-performance to differentiate their product offerings for the Chinese market and were able to win large server projects in China’s rapidly growing telecom industry.

Siemens (USA/Germany): In order to achieve competitive advantage, Siemens’ medical imaging systems division needed a server solution that minimized the amount of time between image capture and transmission for CT, MRI and PET scan systems. We implemented a custom serverboard architecture for Siemens which enabled the highest available I/O expansion and system bandwidth capabilities for dual processor systems. This enabled Siemens to achieve maximum communications throughput for their medical imaging products.

Intellectual Property

We seek to protect our intellectual property rights with a combination of trademark, copyright, trade secret laws and disclosure restrictions. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our design and product development activities. We have issued patents and pending patent applications in the U.S. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to our designs, documentation and other proprietary information. Our registered trademarks include Supermicro, our company logo, Server Building Block Solution, Building Block Solutions, SuperO, Superboard and Superdoctor. Our pending trademark applications include A+ Motherboard, S-Server, Superblade, X-Blade and X-Blade Server. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Third parties may infringe or misappropriate our proprietary rights.

Manufacturing and Quality Control

We use several third party suppliers and contract manufacturers for materials and sub-assemblies, such as serverboards, chassis, disk drives, power supplies, fans and computer processors. We believe that selectively using outsourced manufacturing services allows us to focus on our core competencies in product design and development and increases our operational flexibility. Our manufacturing strategy allows us to quickly adjust manufacturing capacity in response to changes in customer demand and to rapidly introduce new products to the market. We use Ablecom, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of our other components. Ablecom coordinates the manufacturing of chassis for us. We plan to expand our warehousing capacity and our manufacturing relationship with Ablecom in China. Ablecom is transferring operations from Taiwan to a larger facility in China. In addition to providing a larger volume of contract manufacturing services for us, Ablecom will warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe.

For server systems, assembly, test and quality control are completed at our wholly-owned manufacturing facility in San Jose, California which has been ISO-9001 certified since 2001. This facility has been certified ISO-9001:2000 compliant since August 2003. We intend to expand our manufacturing, assembly and test capabilities in Asia and Europe to be closer to our key international customers and to reduce costs of shipping our products to our customers. In accordance with ISO-9001 requirements, quality control and inventory management is extended through our suppliers and contract manufacturers with continuous reporting and ongoing qualification programs. The assembly of our server system products involves integrating supplied materials and manufactured sub-assemblies into final products, which are configured and tested before being delivered to our customers.

We maintain sufficient inventory such that most of our orders can be filled within 14 days. We monitor our inventory on a continuous basis in order to be able to meet customer orders and to avoid inventory obsolescence. Due to our modular designs, our inventory can generally be used with multiple different products, further reducing the risk of inventory write-downs.

Competition

The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of x86 general purpose servers and components. In addition, we also compete with a number of smaller vendors who specialize in the sale of server components and systems. We believe our principal competitors include:

•	Global technology vendors such as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel;

•	Specialized server vendors, such as Rackable Systems, Inc.; and

•	Original Design Manufacturers, or ODMs, such as Quanta Computer, Inc.

The principal competitive factors in our market include the following:

•	first to market with new emerging technologies;

•	flexible and customizable products to fit customers’ objectives;

•	high product performance and reliability;

•	early identification of emerging opportunities;

•	cost-effectiveness;

•	interoperability of products;

•	scalability; and

•	localized and responsive customer support on a worldwide basis.

We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources and greater name recognition. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs.

Employees

As of December 31, 2006, we employed 548 full time employees and 12 consultants, consisting of 179 employees in research and development, 73 employees in sales and marketing, 59 employees in general and administrative and 237 employees in manufacturing. Of these employees, 461 are based in our San Jose facility. We consider our highly qualified and motivated employees to be a key factor in our business success. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Legal Proceedings

On September 2, 2005, Rackable Systems, Inc. filed a lawsuit against us in federal court for the Northern District of California, alleging that one of our product families infringes two United States patents that relate to computers with front mounted I/O connectors and back-to-back placement of rack mounted computers. The complaint seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. On February 5, 2007, the Court entered an order summarily adjudicating Rackable’s patent regarding front mounted I/O connectors as invalid due to indefiniteness. As to Rackable’s patent regarding back-to-back placement, the Court entered an order that five of the claims were invalid due to indefiniteness. The litigation regarding the remaining claims is currently scheduled for trial in August 2007. We believe the claims to be without merit and intend to defend them vigorously. However, the results of litigation are inherently uncertain, and there can be no assurance that we will prevail. Any such suit or proceeding could have a material adverse effect on our business, financial condition and results of operations.

In 2004, we received subpoenas from the Bureau of Industry and Security of the Department of Commerce, or BIS, with respect to our relationship with a distributor and transactions involving the sale and resale of products to Iran. After receiving the first subpoena, we retained special export control counsel, conducted an internal investigation into these matters and terminated our relationship with the distributor in question. We also instituted a new export compliance program, which program we continue to develop and implement. The U.S. Department of Justice and Office of Foreign Assets Control of the Department of Treasury, or OFAC, also initiated investigations regarding these matters. In September 2006, we entered into an agreement with the U.S. Department of Justice pursuant to which we agreed to plead guilty to one count of violating federal export regulations by shipping 300 motherboards to Dubai, UAE, with knowledge that they would be transshipped to Iran. We agreed to pay a $150,000 fine. The plea agreement has been approved by the U.S. District Court. We have also entered into a settlement agreement with BIS with respect to alleged violations of the Export Administration Regulations pursuant to which we agreed to pay a fine of approximately $125,000. We were charged by BIS with twelve violations of the Export Administration Regulations. Six of these violations involved the shipment of server systems and components without required government authorization through a distributor to end customers in Iran. Three of these violations involved allegations that shipments took place when we knew or had reason to know that the transactions would constitute a violation of the applicable regulations. Three involved claims that we made false declarations on shipping documents, stating that no license was required for the export of the products when in fact a government license was required. BIS has also issued a proposed charging letter to one of our employees who served as an international sales team leader at the time of the transactions in question. This individual continues to be employed by us; however, the individual no longer works in an international sales function. Potential civil charges against this employee have not been resolved by our settlement with BIS. Finally, we have a settlement agreement with OFAC relating to 21 alleged violations of U.S. sanctions laws. Pursuant to this agreement, we have paid a fine of $179,000. We believe that all issues with respect to the matters under investigation have been resolved as to the Company. We believe we are currently in compliance in all material respects with applicable export related laws and regulations. However, if our export compliance program is not effective, or if we are subject to any future claims regarding violation of export control laws and economic sanctions, we could be subject to civil or criminal penalties, which could lead to a material fine or other sanctions, including loss of export privileges, that may have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, these plea and settlement agreements and any future violations could have an adverse impact on our ability to sell our products to U.S. federal, state and local government and related entities.

We are subject to a suit brought by Digitechnic, S.A. which was filed in the Bobigny Commercial Court in Paris, France in 1999. The claims involve allegations of damages stemming from allegedly defective products. In September 2003, the Bobigny Commercial Court awarded damages of approximately $1.2 million against us. In February 2005, the Paris Court of Appeals reversed the trial court’s ruling, dismissed all of Digitechnic’s claims and awarded costs to us. Digitechnic appealed the decision to the French Supreme Court and asked for $2,416,000 for damages. On February 13, 2007, the French Supreme Court reversed the decision of the Paris Court of Appeals, ordering a new hearing before a different panel of the Paris Court of Appeals. Pending a new hearing, the trial court ruling is reinstated. Although we cannot predict with certainty the final outcome of this litigation, we believe the claim to be without merit and intend to continue to defend it vigorously.

In addition to the above, from time to time, we may be involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Facilities

Our principal executive offices, research and development center and production operations are located at three separate properties in San Jose, California where we own approximately 262,000 square feet of office and manufacturing space subject to existing mortgages with approximately $18.9 million remaining outstanding as of December 31, 2006. Our European headquarters for sales and customer support is located in Denbosch, Netherlands where we lease approximately 21,000 square feet of office space under a lease that expires in 2011. In Asia, our research and development operations are located in an approximately 14,000 square feet facility in Taipei County, Taiwan under a lease that expires in 2007.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of February 15, 2007:

Name	Age	Position(s)
Charles Liang	49	Chairman of the Board, President and Chief Executive Officer

Howard Hideshima	47	Chief Financial Officer

Alex Hsu	58	Chief Sales and Marketing Officer

Chiu-Chu (Sara) Liu Liang	45	Vice President of Operations, Treasurer and Director

Yih-Shyan (Wally) Liaw	52	Vice President of International Sales, Secretary and Director

Bruce Alexander(1)(2)(3)	62	Director

Hwei-Ming (Fred) Tsai(1)(2)(3)	51	Director

Edward J. Hayes, Jr.(1)	51	Director

Sherman Tuan	53	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Charles Liang founded Super Micro and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in September 1993. Mr. Liang has been developing server system architectures and technologies for the past two decades. From July 1991 to August 1993, Mr. Liang was President and Chief Design Engineer of Micro Center Computer Inc., a high-end motherboard design and manufacturing company. From January 1988 to April 1991, Mr. Liang was Senior Design Engineer and Project Leader for Chips & Technologies, Inc., a chipset technology company, and Suntek Information International Group, a system and software development company. Mr. Liang has been granted many server technology patents. Mr. Liang holds an M.S. in Electrical Engineering from the University of Texas at Arlington and a B.S. in Electrical Engineering from National Taiwan University of Science & Technology in Taiwan.

Howard Hideshima has served as our Chief Financial Officer since May 2006. From November 2005 to May 2006, Mr. Hideshima was Vice President of Finance at Force10 Networks, Inc., a network equipment company, and from July 2004 to November 2005, he served as Director of Finance for that company. From April 2001 to June 2004, Mr. Hideshima was Chief Financial Officer and Vice President of Finance and Administration at Virtual Silicon Technology, Inc., a semiconductor intellectual property company. From January 2000 to March 2001, he served as Chief Financial Officer at Internet Corporation, an Internet services company. From January 1999 to December 1999, he was Vice President of Finance and from July 1997 to December 1999 Chief Accounting Officer at ESS Technology, Inc., a fabless semiconductor company. Mr. Hideshima holds an M.B.A. from San Francisco State University and a B.S. in Business Administration from the University of California at Berkeley.

Alex Hsu has served as our Chief Sales and Marketing Officer since July 2006 and President of our subsidiary, Super Micro Computer B.V. since October 2003. Prior to becoming our Chief Sales and Marketing Officer, Mr. Hsu had served as our Senior Vice President of Sales since October 2004. From January 2002 to

September 2003, Mr. Hsu was President and Chief Operating Officer of Bizlink Group, an IT solutions company. From January 2001 to January 2002, he was a private investor and consultant working with startup companies in Silicon Valley. From August 1999 to December 2000, he was President and Chief Operating Officer at Oplink Communications, Inc., a networking solutions company. Mr. Hsu has over 25 years experience in the IT industry and served in various managerial and executive positions at Philips, Acer, Hewlett-Packard and Umax. Mr. Hsu holds an M.B.A. and a B.S. in Electrical Engineering from National Chao-Tung University in Taiwan.

Chiu-Chu (Sara) Liu Liang co-founded Super Micro and has served as Vice President of Operations, Treasurer and a member of our board of directors since our inception in September 1993. From 1985 to 1993, Ms. Liang held finance and operational positions for several companies, including Micro Center Computer Inc. Ms. Liang holds a B.S. in Accounting from Providence University in Taiwan. Ms. Liang is married to Mr. Charles Liang.

Yih-Shyan (Wally) Liaw co-founded Super Micro and has served as Vice President of International Sales, Corporate Secretary and a member of our board of directors since our inception in September 1993. From 1988 to 1991, Mr. Liaw was Vice President of Engineering at Great Tek, a computer company. Mr. Liaw holds an M.S. in Computer Engineering from University of Arizona, an M.S. in Electrical Engineering from Tatung Institute of Technology in Taiwan, and a B.S. degree from Taiwan Provincial College of Marine and Oceanic Technology.

Non-Management Directors

Bruce Alexander has been a member of our board of directors since August 2006. Since April 2006, Mr. Alexander has been an independent financial consultant. Mr. Alexander was a Managing Director at Needham & Company, an investment banking firm, from April 1999 to April 2006. From 1997 to 1999, he was President, Chief Executive Officer and Chairman of the Board for Black & Company, a regional investment bank which was acquired by Wells Fargo in 1999. Mr. Alexander holds an M.S. in Management from Stanford University Graduate School of Business where he was a Sloan Fellow. He earned a B.A. from Duke University.

Hwei-Ming (Fred) Tsai has been a member of our board of directors since August 2006. Mr. Tsai has served as Executive Vice President of SinoPac Bancorp, a financial holding company based in Los Angeles, California, since February 2001, and Chief Financial Officer of SinoPac Bancorp since August 2005. Since December 2002, he has also served as Senior Executive Vice President of Far East National Bank, a commercial bank that is held by SinoPac Bancorp. Mr. Tsai received an M.A. in Professional Accounting from the University of Texas at Austin and a B.A. in Accounting from National Taiwan University in Taiwan.

Edward J. Hayes, Jr. has been a member of our board of directors since February 2007. Mr. Hayes has served as Chief Financial Officer of Pillar Data Systems, Inc., a privately-held data storage company, since August 2006. From July 2004 to August 2006, he served as Executive Vice President and Chief Financial Officer of Quantum Corporation, a data storage company publicly traded on NYSE. From March 2003 to July 2004, Mr. Hayes was an independent consultant and private investor. From April 2001 to March 2003, he was President and Chief Executive Officer of DirecTV Broadband, Inc., an internet service provider. From January 2000 to April 2001, he served as Executive Vice President and Chief Financial Officer of Telocity, Inc., an internet service provider which the management team took public in March 2000. Mr. Hayes is a director and member of the Audit Committee of publicly-traded Alaska Communications Systems Group, Inc., a telecommunications provider, and a director and Chairman of the Audit Committee of privately-held New Wave Research, Inc., a provider of laser-based systems and modules. Mr. Hayes holds a B.A. degree from Colgate University and conducted his graduate studies in Accounting and Finance at the New York University Graduate School of Business.

Sherman Tuan has been a member of our board of directors since February 2007. Mr. Tuan is founder of PurpleComm, Inc. (doing business as TelTel), a provider of internet telephony and digital home services, where he has served as Chief Executive Officer since January 2005 and Chairman of the Board since June 2003. He has served as Chief Executive Officer of Purple Communications Limited, an investment holding company since April 2002. From September 1999 to May 2002, he was director of Metromedia Fiber Network, Inc., a fiber optical networking infrastructure provider. Mr. Tuan was co-founder of AboveNet Communications, Inc., an internet connectivity solutions provider, where he served as President from March 1996 to January 1998, Chief Executive Officer from March 1996 to May 2002 and director from March 1996 to September 1999. Mr. Tuan received a B.S. degree in Electrical Engineering from Feng-Chia University in Taiwan.

Board of Directors

Our board of directors currently consists of seven directors. Effective upon the closing of this offering and in accordance with our amended and restated certificate of incorporation, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Liang and Tuan, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	the Class II directors will be Messrs. Liaw, Hayes and Alexander, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	the Class III directors will be Ms. Liang and Mr. Tsai, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Effective upon the closing of this offering, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes with three-year terms so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The division of our board of directors into these three classes may delay or prevent a change of our management or a change in control.

A majority of the members of our board of directors are independent as defined under the Nasdaq rules.

Director Independence

In August 2006 and February 2007, our board of directors undertook reviews of the independence of the directors and considered whether any director had a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Alexander, Hayes, Tuan and Tsai are “independent directors” as defined under the rules of Nasdaq.

Committees of the Board

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and governance committee. Each member of these committees is independent as defined under the rules of the Nasdaq Global Market. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves all related-party transactions; and

•

establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Alexander, Hayes and Tsai. Mr. Hayes is the chairman of the audit committee and our audit committee financial expert as currently defined under applicable SEC rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Nasdaq and SEC rules and regulations.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of the compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers;

•	evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;

•	setting compensation of the chief executive officer and other executive officers;

•	administering the issuance of stock options and other awards to executive officers and directors under our stock plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Mr. Alexander, who is the committee chair, and Mr. Tsai. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of the Nasdaq and the SEC rules and regulations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee identifies individuals qualified to become directors; recommends to our board of directors director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee. The current members of the nominating and corporate governance committee are Mr. Tsai, who is the committee chair, and Mr. Alexander. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the Nasdaq and the SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

Compensation of Directors

We adopted a director compensation policy in August 2006. Prior to that, we have not paid any cash compensation to members of our board of directors for their services as directors.

Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. Effective upon the completion of this offering, our non-employee directors will receive an annual retainer of $40,000, payable quarterly. In addition, the chairperson of our audit committee will receive an annual retainer of $25,000, the chairperson of each of our compensation committee and nominating and corporate governance committee will receive an annual retainer of $5,000 and each director serving in a non-chairperson capacity on our audit, compensation or nominating and corporate governance committees will receive an annual retainer of $2,500 per committee, payable quarterly.

Non-employee directors also are eligible to receive stock options under our 2006 Equity Incentive Plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant.

Non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2006 Equity Incentive Plan. A non-employee director will be automatically granted an initial option to purchase 18,000 shares upon first becoming a member of our board of directors. A non-employee director serving as chairperson of the audit committee will receive initial grant of 12,000 shares. Non-employee directors serving as chairperson of the compensation or nominating and corporate governance committee will receive an initial grant of 2,000 shares. Each of these initial options vests and becomes exercisable over four years, with the first 25% of the shares subject to each initial option vesting on the first anniversary of the date of grant and the remainder vesting quarterly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase 4,500 shares of our common stock, the audit committee chairperson will receive an annual grant to purchase 3,000 shares of our common stock and the chairperson of each of the compensation and nominating and corporate governance committees will receive an annual grant to purchase 500 shares of our common stock. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier.

The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. Annual grants will be reduced proportionally if the person did not serve in that capacity for the full year after the annual grant.

Corporate Governance

Prior to the completion of this offering, our board will adopt a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including, but not limited to:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	record keeping;

•	confidentiality; and

•	protection and proper use of company assets.

Our board also adopted a code of ethics for senior executive officers applicable to our employees, officers and directors. Upon completion of this offering, the code of business conduct and the code of ethics will be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Executive Compensation

The following table summarizes the compensation paid to our Chief Executive Officer and to our other most highly compensated executive officers who were the only executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during fiscal year 2006. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation Awards	All Other Compensation(1)
Name and Principal Position	Salary	Bonus	Securities Underlying Options
Charles Liang, Chairman of the Board, President and Chief Executive Officer	$249,399	$36,058	—	$14,423
Howard Hideshima, Chief Financial Officer(2)	32,577	4,231	—	—
Alex Hsu, Chief Sales and Marketing Officer	223,167	27,885	—	—
Chiu-Chu (Sara) Liu Liang, Vice President of Operations and Treasurer	120,033	15,606	64,800	4,624
Yih-Shyan (Wally) Liaw, Vice President, International Sales and Corporate Secretary	137,470	14,568	—	7,947

(1)	Amounts represent payments for unused employee benefits.
(2)	Mr. Hideshima joined us as Chief Financial Officer in May 2006. Mr. Hideshima’s salary for fiscal year 2006 on an annualized basis was $220,000.

Stock Option Grants in Fiscal Year 2006

We have granted and plan to continue to grant options to purchase our common stock to executive officers, employees and other service providers. The following table provides information concerning options granted during fiscal year 2006 to our named executive officers:

	Individual Grants					Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price Per Share	Expiration Date

Name						5%	10%
Charles Liang	—		—	—	—	—	—
Howard Hideshima	—		—	—	—	—	—
Alex Hsu	—		—	—	—	—	—
Chiu-Chu (Sara) Liu Liang	64,800	(3)	6.86%	$3.50	12/30/15	617,619	1,117,796
Yih-Shyan (Wally) Liaw	—		—	—	—	—	—

(1)	The percentage of total options granted to employees in fiscal year 2006 is based on options to purchase a total of 944,536 shares of our common stock at exercise prices ranging from $3.25 to $13.70.
(2)	Potential realizable values have been calculated based on the term of the option at the time of grant, which is 10 years. The values are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to the initial public offering price of $8.00 per share, minus the applicable exercise price. The assumed rates of growth are based on the Securities and Exchange Commission requirements and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.
(3)	Ms. Liang was granted an option to purchase 64,800 shares of our common stock at an exercise price of $3.50. The exercise price reflects the fair market value of our common stock on the date of grant, as determined by our board of directors.

Aggregated Option Exercises in Fiscal Year 2006 and Year-End Option Values

The following table provides information concerning exercisable and unexercisable stock options held as of June 30, 2006, by each of our named executive officers. Because there was no public market for our common stock as of June 30, 2006, amounts described in the following table under the heading “Value of Unexercised In-the-Money Options at June 30, 2006” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between the initial public offering price of $8.00 per share and the per share option exercise price.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Option at June 30, 2006		Value of Unexercised In-the-Money Options at June 30, 2006
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles Liang	—	—	3,325,000	375,000	$23,974,500	$1,845,000
Howard Hideshima	—	—	—	—	—	—
Alex Hsu	120,000	$189,000	96,718	130,032	587,562	789,944
Chiu-Chu (Sara) Liu Liang	—	—	760,000	64,800	5,506,000	291,600
Yih-Shyan (Wally) Liaw	—	—	590,624	39,376	4,236,913	215,387

Employment Agreements and Change in Control Agreements

We have not entered into employment agreements with any of our named executive officers.

Mr. Hsu and Ms. Liang have signed offer letters which provide for at-will employment. The offer letters provide for salary, stock options and right to participate in our employee benefit plans. We do not have any written employment arrangements with Messrs. Liang and Liaw.

Mr. Hideshima joined us as Chief Financial Officer in May 2006. His offer letter provides that his current annual base salary is $220,000 and he is eligible to receive a quarterly bonus based on his performance and company profitability. In November 2006, Mr. Hideshima was granted an option to acquire 130,000 shares of common stock at an exercise price equal to the fair market value on the date of grant, with 25% of the shares vesting on the first anniversary of the start date of his employment and the balance vesting in ratable portions each quarter for 3 years thereafter.

Bonuses for our named executive officers are currently determined on a case-by-case basis by the compensation committee based on a mix of company and individual performance objectives.

We have also entered into indemnification agreements with our directors and officers. See “Certain Relationships and Related Party Transactions—Director and Officer Indemnification.”

Employee Confidentiality Arrangements

We enter into agreements with all of our employees containing confidentiality provisions.

Stock Plans

1998 Stock Option Plan

In December 1998, our board of directors adopted and our stockholders approved the 1998 stock option plan, or the 1998 Plan.

Purpose.    The 1998 Plan is intended to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants of the Company and its subsidiaries and to promote the success of our business. For these purposes, the 1998 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonstatutory stock options.

Shares Subject to the 1998 Plan.    An aggregate of 13,000,000 shares of common stock have been reserved for issuance under the 1998 Plan. As of December 31, 2006, options covering 9,328,730 shares of common stock were outstanding under the 1998 Plan and 3,363,696 shares of common stock were available for future grant. Effective on the first day that our common stock is publicly traded, no further grants will be made from the 1998 Plan. Options granted under the 1998 Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 1998 Plan.

Administration.    The 1998 Plan is administered by our board of directors or a committee of the Board. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which options are granted, the types of options granted, the number of shares subject to options, and all of their terms and conditions. The administrator may amend any option, and accelerate or defer the exercise date of any option. The administrator has the authority to interpret the terms of the 1998 Plan and to make all determinations necessary or advisable for administration of the 1998 Plan.

Eligibility.    Incentive stock options may be granted only to employees, while nonstatutory stock options may be granted to employees, directors and consultants.

Terms of Stock Options.    The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of stock options granted to stockholders owning shares representing more than 10% of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation may not be less than 110% of the fair market value of the common stock on the date of grant.

In general, stock options granted under the 1998 Plan may not have a term exceeding ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for at least 30 days after the date of such termination. If an optionee’s service relationship with us terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for six months after the date of such termination.

Sale of the Company.    Upon any merger or consolidation in which the Company is not the surviving corporation or in which it survives as a subsidiary of the acquiring corporation, options granted under the 1998 Plan will terminate unless they are assumed by the acquiring corporation. The plan administrator is authorized to accelerate the vesting of options on such terms and conditions as it determines.

Amendment and Termination.    Our board of directors may amend or terminate the 1998 Plan as it deems advisable.

2006 Equity Incentive Plan

Our 2006 equity incentive plan, or the Equity Plan, was approved by our board of directors on August 28, 2006 and adopted by our stockholders in January 2007.

Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock purchase rights, restricted stock bonuses, restricted stock units, performance shares, performance units, deferred compensation awards, cash-based awards, other stock-based awards and nonemployee director awards.

Shares Subject to Equity Plan.    A total of 4,000,000 shares of our common stock are initially authorized and reserved for issuance under the Equity Plan. This reserve will automatically increase on July 1, 2007 and each subsequent anniversary through 2016, by an amount equal to the smaller of (a) three percent (3%) of the number of shares of stock issued and outstanding on the immediately preceding June 30, or (b) a lesser amount determined by the Board. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the Equity Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

Administration.    The administrator of our Equity Plan will generally be the compensation committee of our board of directors. Subject to the provisions of the Equity Plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, or otherwise modify the vesting of any award. Repricing of stock options is not prohibited under the terms of the Equity Plan. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it. All awards granted under the Equity Plan are intended to either comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code.

Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant. Non-employee director awards will be granted only to members of our board of directors who, at the time of grant, are not employees. Deferred compensation awards may be granted only to officers, directors and select members of management or highly compensated employees.

Stock Options.    The administrator may grant nonstatutory stock options, “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, or any combination of these. The exercise price for each option is established in the discretion of the administrator. However, the exercise price of a stock option may not be less than the fair market value (as defined by the Equity Plan) of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110 percent of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed ten years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless otherwise provided by the administrator, an option generally will remain exercisable for three months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term. An option held by a participant whose service is terminated for cause will immediately cease to be exercisable.

Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. Stock appreciation rights will be settled in shares or paid in cash, if applicable, as soon as administratively possible after exercise. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

Restricted Stock Awards.    The administrator may grant restricted stock awards under the Equity Plan either in the form of a stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance goals similar to those described below in connection with performance shares and performance units as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares acquired pursuant to a stock bonus upon voluntary or involuntary termination of service with us for any reason, including death or disability. The administrator has the option to repurchase any unvested shares acquired pursuant to a stock purchase right at the original purchase price upon voluntary or involuntary termination of service with us for any reason, including death or disability. Participants holding restricted stock awards will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement. The administrator, in its discretion, may provide for settlement of any restricted stock unit by payment to the participant in shares, or in cash of an amount equal to the fair market value on the payment date of the shares of stock issuable to the participant. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions based on service or other performance goals. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, free cash flow, return on capital, market share or other performance goals. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock or any combination of these. Payments will generally be made in lump sum. Unless otherwise determined by the administrator, if a participant’s service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Equity Plan, if a participant’s service terminates for any other reason, the participant’s performance shares or units are forfeited.

Deferred Compensation Awards.    The Equity Plan authorizes the administrator to establish a deferred compensation award program. If and when implemented, participants designated by the administrator who are officers, directors or members of a select group of management or highly compensated employees may elect to receive, in lieu of compensation otherwise payable in cash, awards of stock units. Designated participants may elect to receive in lieu of cash or shares of common stock issuable upon the exercise or settlement of stock options, stock appreciation rights or performance share or performance unit awards, an award of deferred stock units. Each such stock unit represents a right to receive one share of our common stock at a future date determined in accordance with the participant’s award agreement. Deferred stock units will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of stock units subject to the award on a settlement date elected by the participant at the time of his or her election to receive the deferred stock unit award. Participants are not required to pay any additional consideration in connection with the settlement of deferred stock units. A holder of deferred stock units has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the stock units. However, participants holding deferred stock units will be entitled to dividend equivalent rights with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalent rights will be credited in the form of additional whole stock units. Prior to settlement, deferred stock units may not be assigned or transferred other than by will or the laws of descent and distribution.

Cash-Based Awards and other Stock-Based Awards.    The administrator has the discretion to grant cash-based awards and stock-based awards that are not otherwise described in the Equity Plan. Other stock-based awards may be granted in the discretion of the administrator and may include the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms. Other stock-based awards may be settled with stock or cash. The terms and conditions of cash-based awards and other stock-based awards will be set forth in the award agreement and may require the achievement of performance goals. Prior to settlement, cash-based awards and other stock-based awards may not be assigned or transferred other than by will or the laws of descent and distribution.

Nonemployee Director Awards.    Only members of the board of directors who are not employees (a “nonemployee director”) at the time of grant are eligible to participate in the nonemployee director awards component of the Equity Plan. The Board or the Committee shall set the amount and type of nonemployee director awards to be awarded on a periodic, non-discriminatory basis. Nonemployee directors awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. Subject to adjustment for changes in our capital structure, no nonemployee director may be awarded, in any fiscal year, one or more nonemployee director awards for more than 200,000 shares. However, the annual limit may be increased by the following additions: (i) an additional 100,000 shares in the fiscal year in which the nonemployee director is first appointed or elected to the Board, (ii) an additional 100,000 shares in any fiscal year in which the nonemployee director is serving as the chairman or lead director of the Board, (iii) an additional 100,000 shares in any fiscal year for each committee of the Board on which the nonemployee director is then serving other than as chairman of the committee, and (iv) an additional 100,000 shares in any fiscal year for each committee of the Board on which the nonemployee director is then serving as chairman of the committee.

Change in Control.    In the event of a change in control as described in the Equity Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all nonemployee director awards will automatically be accelerated in full. The Equity Plan also authorizes the administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each vested share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

Amendment and Termination.    The Equity Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of the effective date of the Equity Plan. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the Equity Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law, regulation or rule.

401(k) Plan

In 1997, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our non-union employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,000 in calendar year 2006) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2006). To date, we have not made any discretionary matching or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation to be in effect upon the completion of this offering contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors. See “Description of Capital Stock—Limitation of Liability.”

Stock Option Awards

On August 31, 2003, Alex Hsu, our Chief Sales and Marketing Officer, was granted an option to purchase 346,750 shares of our common stock at an exercise price of $1.93 pursuant to our 1998 Plan.

On March 31, 2004, Yih-Shyan (Wally) Liaw, our Vice President of International Sales and Corporate Secretary, was granted an option to purchase 90,000 shares of our common stock at an exercise price of $2.53 pursuant to our 1998 Plan.

On December 28, 2004, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, was granted an option to purchase 600,000 shares of our common stock at an exercise price of $3.08 pursuant to our 1998 Plan.

On December 30, 2005, Chiu-Chu (Sara) Liu Liang, our Vice President of Operations, Treasurer and Director, was granted an option to purchase 64,800 shares of our common stock at an exercise price of $3.50 pursuant to our 1998 Plan.

On November 17, 2006, Howard Hideshima, our Chief Financial Officer, was granted an option to purchase 130,000 shares of common stock at an exercise price of $13.89 pursuant to our 1998 Plan.

Transactions with Ablecom Technology Inc.

Steve Liang, Chief Executive Officer of Ablecom Technology Inc., a Taiwan corporation and our major provider of contract manufacturing and design collaboration services, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Steve Liang was a member of our board of directors until December 31, 2005, and beneficially owned approximately 4.5% of our outstanding common stock prior to the completion of this offering. Chiu-Chu (Sara) Liu Liang and Charles Liang jointly own approximately 30.7% of Ablecom’s outstanding common stock as of December 31, 2006. Charles Liang served as a Director of Ablecom during our fiscal 2006, but is no longer serving in such capacity. In addition, as of December 31, 2006, Yih-Shyan (Wally) Liaw and his wife jointly owned approximately 5.2% of Ablecom’s outstanding common stock, and collectively, Mr. Charles Liang, Ms. Liang, Mr. Liaw, Mr. Steve Liang and relatives of these individuals owned over 80% of Ablecom’s outstanding common stock.

We have entered into a series of product design and manufacturing agreements with Ablecom under which we purchase chassis, power supplies and other components from Ablecom. Under these agreements, we outsource a significant portion of our design and manufacturing of components such as server chassis to Ablecom. Ablecom agrees to design products according to our specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, we commit to purchase a minimum quantity over a set period. Pursuant to these agreements, the minimum quantity commitment has ranged from 5,000 to 60,000 units within three years of the completion of our pilot run of the applicable product. These minimum commitments have been substantially below the volume of purchases that we have expected to make. If we fail to satisfy the minimum commitments, Ablecom has certain rights to use the tooling for the applicable products to manufacture products for others. At the beginning of calendar 2007, we entered into a new product development, production and service agreement with Ablecom which contemplates the execution of product-specific development agreements that provide that if we fail to satisfy the minimum commitments, we may elect to either make a one-time payment to Ablecom to maintain our sole ownership of the tooling, or share ownership with Ablecom and allow Ablecom to sell such products to others. The purchase price of the products manufactured by Ablecom is typically re-negotiated on a quarterly basis; however, pursuant to our agreements with Ablecom either party may negotiate on a purchase order by purchase order basis at each purchase date. A fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased. Pursuant to our agreements with Ablecom and subject to certain exceptions, Ablecom has the exclusive right to be our supplier of the specific products developed under such agreements. As a result, if we are unable to obtain such products from Ablecom on terms acceptable to us, we may need to identify a new supplier, change our design and acquire new tooling, all of which could result in delays in our product availability and increased costs. We believe that the pricing and terms under these design and manufacturing agreements are comparable to the pricing and terms of arrangements the Company has with similar unrelated third party manufacturers.

We have also entered into a distribution agreement with Ablecom pursuant to which Ablecom purchases from us server products for distribution in Taiwan. The pricing and terms under the distribution agreement are comparable to the pricing and terms of distribution arrangements we have with similar third party distributors. During fiscal year 2006 and the six months ended December 31, 2006, our net sales to Ablecom were approximately $3.9 million and $4.3 million, respectively. For more information, see “Notes to Consolidated Financial Statements—Note 7.”

Our Taiwan subsidiary leases approximately 14,000 square feet of office and factory facilities from Ablecom under a one-year lease that will expire in February 2007. The monthly rent under the lease is approximately $13,000. From October 2004 to February 2006, our Taiwan subsidiary leased a facility of approximately 8,400 square feet from Ablecom, and the monthly rent under that lease was approximately $6,200.

Transactions with Tatung Company

Tatung Company, a Taiwan corporation and one of our major contract manufacturers, beneficially owned approximately 9% of our outstanding common stock prior to the completion of this offering. We entered into a product manufacturing agreement with Tatung on April 16, 2004 under which Tatung manufactures our products pursuant to our purchase orders. The agreement, as amended, automatically renews each year for an additional one year term unless and until we or Tatung provide the other with six months’ prior written notice of an intention to terminate the agreement. We also entered into a purchase agreement on September 1, 2004 under which Tatung purchases our server and computer component products. For more information, see “Notes to Consolidated Financial Statements—Note 7.” We believe that the pricing and terms under the manufacturing and purchase agreements are comparable to the pricing and terms of arrangements the Company has with similar, unrelated third party manufacturers and distributors.

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal stockholders are affiliated will be approved by the audit committee or our board of directors or otherwise in accordance with the then applicable Securities and Exchange Commission, or the SEC, and Nasdaq rules and regulations governing the approval of such transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2006, and as adjusted to reflect the sale of shares offered hereby, by:

•	each person or entity who we know beneficially owns more than 5% of our outstanding capital stock;

•	each of the named executive officers;

•	each selling stockholder;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2006 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person.

Applicable percentage ownership in the following table is based on 22,223,220 shares of common stock outstanding as of December 31, 2006 and 28,623,220 shares of common stock outstanding immediately following the completion of this offering. Unless otherwise indicated, the address for each stockholder listed is c/o Super Micro Computer, Inc., 980 Rock Avenue, San Jose, CA 95131.

Principal and Selling Stockholders Table

	Shares Beneficially Owned Prior to the Offering		Number of Shares to be Sold in Offering	Over Allotment Shares to be Offered		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent				Number	Percent(1)
5% Stockholders:
Tatung Company 22, Chungshan N. Rd. 3rd Sec. Taipei, Taiwan, 104	2,000,000	9.0%	1,000,000	400,000		600,000	2.1%
Catherine Tsai(2)	1,800,000	8.1	275,000	25,000		1,500,000	5.2
Fei-Yi Kao	1,200,000	5.4	75,000	75,000		1,050,000	3.7
Executive Officers and Directors:
Charles Liang(3)	10,793,700	40.8	—	250,000		10,543,700	32.9
Howard Hideshima	—	—	—	—		—	—
Alex Hsu(4)	281,732	1.3	—	—		281,732	1.0
Chiu-Chu (Sara) Liang(5)	10,793,700	40.8	—	250,000	(9)	10,543,700	32.9
Yih-Shyan (Wally) Liaw(6)	3,766,874	16.5	—	150,000		3,616,874	12.4
Bruce Alexander	—	—	—	—		—	—
Hwei-Ming (Fred) Tsai(7)	500,000	2.2	—	50,000		450,000	1.6
Edward J. Hayes, Jr.	—	—	—	—		—	—
Sherman Tuan	—	—	—	—		—	—
All directors and executive officers as a group (9 persons)(8)	15,342,306	56.2	—	450,000		14,892,306	44.2
Additional Selling Stockholders:
Steve Liang	1,000,000	4.5	100,000	100,000		800,000	2.8
Ming-Te Lin	600,000	2.7	75,000	75,000		450,000	1.6
Chay Kwong Soon	1,000,000	4.5	75,000	75,000		850,000	3.0

(1)	Assumes full exercise of the underwriters’ over allotment option.

(2)	Includes 600,000 shares held by Mr. Chung-Chang (John) Tsai, Mrs. Tsai’s spouse.
(3)	Includes 3,437,500 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006, 600,000 shares held by CL Grantor Retained Trust and 600,000 shares held by CL2 Grantor Retained Trust. Ms. Chiu-Chu (Sara) Liang is the trustee of both trusts. Also includes 480,000 shares held by Ms. Liang, Mr. Charles Liang’s spouse, and 776,200 shares issuable upon the exercise of options held by Ms. Liang and exercisable within 60 days after December 31, 2006. See footnote 5.
(4)	Includes 161,732 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006.
(5)	Includes 776,200 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006. Also includes 6,100,000 shares held by Mr. Liang, Ms. Sara Liang’s spouse, and 3,437,500 shares issuable upon the exercise of options held by Mr. Liang and exercisable within 60 days after December 31, 2006. See footnote 3.
(6)	Includes 601,874 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006, 600,000 shares held by SML Grantor Retained Trust, for which Mrs. Shyu S. (May) Liaw serves as a trustee, 600,000 shares held by YSL Grantor Retained Trust, for which Mr. Yih-Shyan (Wally) Liaw serves as trustee, 1,760,000 shares held by Liaw Family Trust, for which Mr. and Mrs. Liaw serve as trustees, and 205,000 shares issuable upon the exercise of options granted to Mrs. Liaw, Mr. Liaw’s spouse, exercisable within 60 days after December 31, 2006.
(7)	Includes 100,000 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006.
(8)	Includes 5,282,306 shares issuable upon the exercise of options exercisable within 60 days after December 31, 2006.
(9)	Includes 250,000 shares to be offered by Mr. Charles Liang.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

The following is a summary of the material terms of our common stock and preferred stock, giving effect to the amendments to the certificate of incorporation to be filed upon completion of the offering. Please see our amended and restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

Common Stock

As of December 31, 2006, there were 22,223,220 shares of our common stock outstanding, held of record by approximately 60 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Following the completion of this offering, 10,000,000 shares of undesignated preferred stock will be authorized for issuance. Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•

the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, or to alter, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of our directors, and the percentage of shares necessary to amend the certificate of incorporation;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	holders of at least 10% or more of our common stock may call special meetings of the stockholders;

•

our board of directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•

we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

Limitation of Liability

As permitted by the Delaware general corporation law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under our bylaws, we have the power to purchase and maintain insurance to the extent reasonably available on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the persons fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

Stock Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While substantially all currently outstanding shares are subject to contractual and legal restrictions on resale for at least 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 28,623,220 shares of our common stock, based upon the number of shares outstanding as of December 31, 2006, assuming no exercise of outstanding options and warrants, and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, or are shares restricted by contractual agreements and will be eligible for sale in the public market as follows:

Lock-up Agreements.    All of our directors, officers and substantially all holders of our outstanding common stock are subject to lock-up agreements under which they have agreed, with limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the 180-day period may be extended for up to 34 additional days under certain circumstances. See “Underwriters.” The shares of our common stock to be sold by the selling stockholders in this offering are not subject to lock-up restrictions. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 286,232 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of December 31, 2006, an aggregate of approximately 12,640,000 shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, substantially all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding as of December 31, 2006, an aggregate of approximately 6,271,646 shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, substantially all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 701.    In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the one-year holding requirements of Rule 144.

An aggregate of 22,223,220 shares of our common stock that were outstanding as of December 31, 2006 and approximately 9,328,730 shares of our common stock that may be acquired upon the exercise of options outstanding as of December 31, 2006, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, substantially all of the outstanding shares and shares issuable upon exercise of outstanding options described above are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Stock Plans.    We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 1998 stock option plan and the 2006 equity incentive plan. This registration statement is expected to become effective upon filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, such as non-U.S. holders subject to special tax treatment under U.S. federal tax laws (including partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, non-U.S. holders that do not hold our common stock as a capital asset and persons who hold or receive common stock as compensation). In addition, this discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

We have not requested a ruling from the Internal Revenue Service, or the IRS, in connection with the tax consequences described herein. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF OUR STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATIONS.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•

the Company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised the majority of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement among us, the selling stockholders and the underwriters named below, the underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Needham & Company, LLC are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to the underwriters, severally, the number of shares of our common stock indicated in the table below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,400,000
UBS Securities LLC	2,200,000
Needham & Company, LLC	1,400,000

Total	8,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over allotment option described below.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $73,600,000, the total underwriters’ discounts and commissions paid by the selling stockholders would be $1,568,000 and the total proceeds to the selling stockholders would be $20,832,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.33 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$8.00	$64,000,000	$73,600,000
Underwriting discount	$0.56	$4,480,000	$5,152,000
Proceeds, before expenses, to Super Micro	$7.44	$47,616,000	$47,616,000
Proceeds, before expenses, to the selling stockholders	$7.44	$11,904,000	$20,832,000

The total expenses of the offering, not including the underwriting discount, are estimated at approximately $3.9 million and are payable by us.

All of our directors and officers and holders of substantially all of our outstanding stock have entered into “lock-up” agreements under which they have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

Moreover, if:

•	during the last 17 days of the 180-day restricted period referred to above we issue an earnings release or disclose material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

the restrictions described in the immediately preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of our shares of common stock to the underwriters;

•

shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the lock up period;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift; or

•	distributions of shares of common stock or any securities to partners, members or stockholders of the stockholder, or affiliates of the stockholder, if the stockholder is a corporation.

Provided that in the case of each of the last two transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in connection with these transactions during the restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. Neither we nor any of the underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our common stock has been approved for quotation on the Nasdaq Global Market under the symbol “SMCI.”

Pursuant to the underwriting agreement, we, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Restricted Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price has been determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out herein. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees for these transactions.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by DLA Piper US LLP, East Palo Alto, California. Selected legal matters relating to this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Super Micro Computer, Inc. as of June 30, 2005 and 2006, and for each of the three years in the period ended June 30, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to related party transactions discussed in Note 7), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement, including exhibits, schedules and amendments. This prospectus is a part of the registration statement and includes all of the information that we believe is material to an investor considering whether to make an investment in our common stock. We refer you to the registration statement for additional information about us, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. The registration statement is available for inspection and copying at the SECs Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SECs Internet site is http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file reports, proxy statements and other information with the SEC.

SUPER MICRO COMPUTER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Super Micro Computer, Inc.

We have audited the accompanying consolidated balance sheets of Super Micro Computer, Inc. and subsidiaries (the “Company”) as of June 30, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Super Micro Computer, Inc. and subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company has significant purchases from and sales to a related party.

/s/    Deloitte & Touche LLP

San Jose, California

September 12, 2006

(January 10, 2007 as to Note 13

and February 13, 2007 as to Note 10)

SUPER MICRO COMPUTER, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	June 30, 2005	June 30, 2006	December 31, 2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,170	$16,509	$21,632
Short-term investments	1,767	53	54
Accounts receivable, net of allowances of $1,389, $531 and $891 at June 30, 2005 and 2006 and December 31, 2006 (including amounts receivable from a related party of $201, $310 and $819 at June 30, 2005 and 2006 and December 31, 2006)	13,523	22,252	31,159
Inventories, net	40,525	57,612	74,664
Deferred income taxes	2,679	3,440	3,440
Prepaid expenses and other current assets	765	1,311	6,231

Total current assets	70,429	101,177	137,180
Property, plant and equipment, net	19,077	29,605	31,183
Other assets	156	219	210

Total assets	$89,662	$131,001	$168,573

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including amounts due to a related party of $21,631, $23,492 and $27,688 at June 30, 2005 and 2006 and December 31, 2006)	$37,748	$52,019	$76,420
Accrued liabilities	6,569	8,891	10,926
Income tax payable	2,323	1,085	2,070
Accrued litigation loss	—	575	—
Advances from receivable financing arrangements	363	800	946
Current portion of capital lease obligations	53	165	210
Current portion of long-term debt	451	616	635

Total current liabilities	47,507	64,151	91,207

Deferred income taxes-noncurrent	456	398	354
Long-term capital lease obligations-net of current portion	57	64	42
Long-term debt-net of current portion	12,515	18,621	18,303

Total liabilities	60,535	83,234	109,906

Commitments and contingencies (Note 10)

Stockholders’ equity:
Common stock, no par value
Authorized shares: 40,000,000
Issued and outstanding shares: 21,938,646, 22,174,264 and 22,223,220 at June 30, 2005 and 2006 and December 31, 2006, respectively	7,462	10,536	11,099
Deferred stock compensation	(1,182)	(2,563)	(1,993)
Retained earnings	22,847	39,794	49,561

Total stockholders’ equity	29,127	47,767	58,667

Total liabilities and stockholders’ equity	$89,662	$131,001	$168,573

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
				(Unaudited)
Net sales (including related party sales of $4,549, $4,064 and $3,881 in fiscal 2004, 2005 and 2006 and $2,213 and $4,271 in six months ended December 31, 2005 and 2006)	$167,065	$211,763	$302,541	$136,642	$203,789
Cost of sales (including related party purchases of $44,371, $57,342 and $75,718 in fiscal 2004, 2005 and 2006 and $40,115 and $39,992 in six months ended December 31, 2005 and 2006)	138,232	178,293	242,235	110,457	166,789

Gross profit	28,833	33,470	60,306	26,185	37,000

Operating expenses:
Research and development	8,513	10,609	15,814	6,901	10,494
Sales and marketing	8,439	7,197	9,363	4,746	5,483
General and administrative	5,074	5,380	6,931	2,989	5,511
Provision for (reversal of) litigation loss	—	(1,178)	575	—	(120)

Total operating expenses	22,026	22,008	32,683	14,636	21,368

Income from operations	6,807	11,462	27,623	11,549	15,632
Interest income	27	117	254	115	121
Interest expense	(771)	(867)	(1,257)	(581)	(671)
Other income, net	20	17	2	1	—

Income before income tax provision	6,083	10,729	26,622	11,084	15,082
Income tax provision	1,229	3,639	9,675	4,073	5,315

Net income	$4,854	$7,090	$16,947	7,011	$9,767

Net income per share:
Basic	$0.22	$0.32	$0.77	$0.32	$0.44
Diluted	$0.17	$0.24	$0.53	$0.23	$0.30
Shares used in per share calculation:
Basic	21,897,236	21,914,692	22,010,586	21,960,818	22,201,438
Diluted	28,061,656	29,442,420	31,846,864	30,021,022	32,340,044

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Deferred Compensation	Retained Earnings	Total
	Shares	Amount
Balance at June 30, 2003	21,713,646	$5,515	$—	$10,903	$16,418
Exercise of stock options	190,000	20	—	—	20
Non-employee stock-based compensation	—	114	—	—	114
Deferred stock-based compensation	—	585	(585)	—	—
Amortization of deferred compensation	—	—	88	—	88
Forfeitures of stock-based compensation	—	(3)	3	—	—
Tax benefit resulting from stock option transactions	—	74	—	—	74
Net income	—	—	—	4,854	4,854

Balance at June 30, 2004	21,903,646	6,305	(494)	15,757	21,568
Exercise of stock options	35,000	44	—	—	44
Non-employee stock-based compensation	—	79	—	—	79
Deferred stock-based compensation	—	1,058	(1,058)	—	—
Amortization of deferred compensation	—	—	346	—	346
Forfeitures of stock-based compensation	—	(24)	24	—	—
Net income	—	—	—	7,090	7,090

Balance at June 30, 2005	21,938,646	7,462	(1,182)	22,847	29,127
Exercise of stock options	235,618	377	—	—	377
Non-employee stock-based compensation	—	209	—	—	209
Deferred stock-based compensation	—	2,345	(2,345)	—	—
Amortization of deferred compensation	—	—	887	—	887
Forfeitures of stock-based compensation	—	(77)	77	—	—
Tax benefit resulting from stock option transactions	—	220	—	—	220
Net income	—	—	—	16,947	16,947

Balance at June 30, 2006	22,174,264	$10,536	$(2,563)	$39,794	$47,767
Exercise of stock options*	48,956	77	—	—	77
Stock-based compensation*	—	526	—	—	526
Deferred stock-based compensation*	—	—	—	—	—
Amortization of deferred compensation*	—	—	464	—	464
Forfeitures of stock-based compensation*	—	(106)	106	—	—
Tax benefit resulting from stock option transactions*	—	66	—	—	66
Net income*	—	—	—	9,767	9,767

Balance at December 31, 2006*	22,223,220	$11,099	$(1,993)	$49,561	$58,667

*	(Unaudited)

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
				(Unaudited)
OPERATING ACTIVITIES:
Net income	$4,854	$7,090	$16,947	$7,011	$9,767
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	719	922	1,214	583	747
Stock-based compensation expense	202	425	1,096	513	990
Allowance for doubtful accounts	124	88	18	38	150
Allowance for sales returns	1,767	4,148	2,497	949	2,328
Loss on disposal of property and equipment	14	2	13	1	2
Deferred income taxes	(408)	133	(819)	—	(44)
Gain on short term investments	—	—	(9)	(8)	(1)
Changes in operating assets and liabilities:
Accounts receivable, net (including changes in related party balances of $(2), $(193), and $(109) in fiscal years 2004, 2005 and 2006 and $471 and $509 in six months ended December 31, 2005 and 2006)	(2,577)	(9,601)	(11,244)	(6,078)	(11,385)
Inventories, net	(10,282)	(8,904)	(17,087)	(20,806)	(17,052)
Prepaid expenses and other assets	(1,018)	530	(523)	(454)	(2,227)
Accounts payable (including changes in related party balances of $8,301, $3,543, and $1,861 in fiscal years 2004, 2005 and 2006 and $12,111 and $4,196 in six months ended December 31, 2005 and 2006)	12,414	6,586	14,224	26,231	24,073
Income tax payable	(848)	2,323	(1,018)	(1,775)	1,051
Accrued litigation loss	—	(1,178)	575	—	(575)
Accrued liabilities	850	2,178	2,322	680	2,035

Net cash provided by operating activities	5,811	4,742	8,206	6,885	9,859

INVESTING ACTIVITIES:
Restricted cash-decrease (increase)	(1,734)	1,734	—	—	—
Proceeds from maturity of short-term investments	—	200	1,826	1,774	—
Purchases of property and equipment	(6,412)	(1,050)	(11,452)	(10,175)	(1,884)
Purchases of short-term investments	(200)	(1,767)	(103)	(51)	—
Other assets	(53)	19	(63)	(88)	9

Net cash used in investing activities	(8,399)	(864)	(9,792)	(8,540)	(1,875)

FINANCING ACTIVITIES:
Proceeds from long-term debt	4,275	—	8,939	8,939	—
Proceeds from exercise of stock options	20	44	377	31	77
Repayment of long-term debt	(308)	(403)	(2,668)	(2,370)	(299)
Payment of obligations under capital leases	(130)	(71)	(97)	(39)	(86)
Advances (payments) under receivable financing arrangements	(267)	363	437	1,006	146
Payment of offering costs	—	—	(63)	—	(2,699)

Net cash provided by (used in) financing activities	3,590	(67)	6,925	7,567	(2,861)

Net increase in cash and cash equivalents	1,002	3,811	5,339	5,912	5,123
Cash and cash equivalents at beginning of year	6,357	7,359	11,170	11,170	16,509

Cash and cash equivalents at end of year	$7,359	$11,170	$16,509	$17,082	$21,632

Supplemental disclosure of cash flow information:
Cash paid for interest	$730	$908	$1,255	$582	$671
Cash paid for taxes	3,203	492	11,510	$5,852	$4,307
Non-cash investing and financing activities:
Equipment purchased under capital leases	173	16	216	$155	$109
Deferred stock-based compensation related to stock option grants	585	1,058	2,345	$2,345	$—
Reversal of deferred stock-based compensation for cancellation of stock options	3	24	77	$20	$106
Accrued costs for property and equipment purchases	218	84	131	$90	$459
Accrued offering costs	—	—	355	$—	$400

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Note 1.    Organization and Summary of Significant Accounting

Organization—Super Micro Computer, Inc. was incorporated in California on September 28, 1993 and develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. Super Micro Computer has wholly owned subsidiaries in the Netherlands and Taiwan.

Principles of Consolidation—The consolidated financial statements reflect the consolidated balance sheets, results of operations and cash flows of Super Micro Computer, Inc. and its wholly owned subsidiaries (collectively, the “Company”). All intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to: allowances for doubtful accounts and sales returns, cooperative advertising accruals, inventory valuation, product warranty accruals, depreciation and amortization, income taxes and contingencies. Actual results could differ from those estimates.

Unaudited Interim Consolidated Financial Information—The interim consolidated financial information for the six months ended December 31, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited interim consolidated information includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim consolidated financial information. Operating results for the six months ended December 31, 2006 are not necessarily indicative of results for any subsequent periods.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with an original maturity of three months or less from the date of purchase to be cash and cash equivalents. Cash equivalents consist primarily of money market funds.

Short-term Investments—Short-term investments consist of certificate of deposits with maturities of more than three months but less than one year. The short-term investments are carried at amortized cost which approximates fair value.

Inventory—Inventory is stated at the lower of cost (first-in, first-out method) or market. Inventory consists of raw materials (principally components), work in process (principally products being assembled) and finished goods. Market value represents net realizable value for finished goods and work in process and replacement value of raw materials and parts. The Company’s products are subject to rapid technological obsolescence and severe price competition. Should the Company experience a substantial unanticipated decline in the selling price or demand of its products, a significant charge to operations could result. During 2004, 2005, 2006 and the six months ended December 31, 2005 and 2006, the Company recorded inventory write-downs charged to cost of sales of $2,043,000, $1,429,000, $2,867,000, $1,532,000 and $1,167,000, respectively, for excess and obsolete inventory.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Property and Equipment—Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Machinery and equipment	1.5 to 7 years
Furniture and fixtures	5 years
Software	3 years
Building	39 years
Building improvements	20 years
Leasehold improvements	shorter of lease term or estimated useful life

For assets acquired and financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment with the corresponding amount recorded as a capital lease obligation, and the amortization is computed on a straight-line basis over the shorter of lease term or estimated useful life.

Long-Lived Assets—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Revenue Recognition—The Company accounts for its revenue under the provisions of Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements. Under the provisions of SAB No. 104, the Company recognizes revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. The Company’s standard arrangement with its customers includes a signed purchase order or contract, free-on-board shipping point terms, 30 to 60 days payment terms, and no customer acceptance provisions. Certain customers have free-on-board destination terms and revenue is recognized when the products arrive at the destination. The Company generally does not provide for non-warranty rights of return except for products which have “Out-of-box” failure, in which case customers may return these products for credit within 30 days of receiving the items. Certain distributors and OEMs are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor’s or OEM’s inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, the Company has a sales arrangement with an original equipment manufacturer (“OEM”) under which the Company sells its products with the OEM’s brand to the OEM. The OEM has limited product return rights. To estimate reserves for future sales returns, the Company regularly reviews its history of actual returns for each major product line. The Company also communicates regularly with the relevant distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Reserves for future returns are adjusted as necessary, based on returns experience, returns expectations and communication with its distributors.

In addition, certain customers have acceptance provisions and revenue is deferred until the customers provide the necessary acceptance. At December 31, 2006, the Company had deferred revenue and related deferred product costs of $274,000 and $209,000, respectively, related to shipments to customers pending acceptances. There is no deferred revenue and related deferred product costs at June 30, 2005 and 2006.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. The Company provides for price protection to certain distributors. Management assesses the market competition and product technology obsolescence, and makes price adjustments based on their judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on the distributors’ inventory on hand. Such reserves are recorded as a reduction to revenue at the time management reduces the product prices in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). Credits issued by the Company pursuant to these provisions were $397,000, $203,000, $75,000, $17,000 and $85,000 for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, respectively. The Company does not commit to future price reductions with any of its customers.

Cost of Sales—Cost of sales primarily consists of the costs of materials, contract manufacturing, shipping, personnel and related expenses, equipment and facility expenses, warranty costs and inventory write-offs.

Product Warranties—The Company’s product warranties range from 12 to 36 months. At the time product revenue is recognized, the Company provides for estimated warranty costs. The Company has established accruals for anticipated future warranty costs which are included in accrued liabilities in the accompanying consolidated balance sheets. The following table presents for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2006, the reconciliation of the changes in accrued warranty costs (in thousands):

	June 30,			Six Months Ended December 31, 2006
	2004	2005	2006
				(Unaudited)
Balance as of beginning of period	$1,093	$1,363	$1,595	$1,462
Provision for warranty	1,542	1,615	1,590	1,802
Costs charged to accrual	(1,272)	(1,383)	(1,723)	(1,538)

Balance as of end of period	$1,363	$1,595	$1,462	$1,726

Software Development Costs—Software development costs are included in research and development and are expensed as incurred. Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for general release to customers. To date, the period between achieving technological feasibility and the issuing of such software has been short and software development costs qualifying for capitalization have been insignificant.

Research and Development—Research and development costs are expensed as incurred and consists primarily of salaries, consulting services, other direct expenses and other engineering expenses. The Company occasionally receives funding from certain suppliers and customers towards its development efforts. Such amounts recorded as a reduction of research and development expenses were $0, $255,000, $403,000, $76,000 and $172,000 for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, respectively.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Cooperative Marketing Arrangements—The Company follows Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products). The Company has arrangements with resellers of its products to reimburse the resellers for cooperative marketing costs meeting specified criteria. In accordance with EITF Issue No. 01-9, the Company records advertising costs meeting such specified criteria within sales and marketing expenses in the accompanying consolidated statements of operations. For those advertising costs that do not meet the criteria set forth in EITF Issue No. 01-9, the amounts are recorded as a reduction to sales in the accompanying consolidated statements of operations.

Prior to fiscal year 2007, the Company had recognized the maximum potential amount of the reimbursement for which the resellers were entitled as the Company lacked sufficient historical experience to make a reasonably reliable estimate. Beginning in fiscal year 2007, the Company determined that it had sufficient history of unclaimed cooperative marketing funds to make reasonably reliable estimates. Accordingly, the Company determined an unclaimed cooperative marketing fund of approximately 27% for its cooperative marketing accruals. This change in accounting estimate had a favorable impact on income before income taxes for the six months ended December 31, 2006 of approximately $415,000. The effect on net income for this period was an increase of approximately $269,000 and the effect on earnings per common share was an increase of $0.01 in net income per share—both basic and fully diluted.

Total cooperative marketing costs charged to sales and marketing expenses for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, were $1,853,000, $1,069,000, $1,326,000, $897,000 and $732,000, respectively. Total amounts recorded as reductions to sales for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, were $467,000, $720,000, $665,000, $306,000 and $246,000, respectively.

Advertising Costs—Advertising costs are expensed as incurred. Total advertising and promotional expenses, including cooperative marketing payments, were $2,183,000, $1,505,000, $2,050,000, $1,136,000 and $985,000 for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, respectively.

Stock-Based Compensation—Prior to July 1, 2006, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148. Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosures, an Amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for companies who voluntarily change to the fair value-based method of accounting for stock-based employee compensation in accordance to SFAS No. 123, Accounting for Stock-Based Compensation, and enhances the disclosure requirements. This statement was effective upon its issuance.

The Company accounts for equity instruments granted to nonemployees under SFAS No. 123, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling Goods or Services and Financial Accounting Standards Board Interpretation No. (“FIN”) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

options are recorded at fair value under SFAS No. 123 and are measured and recognized in accordance with EITF Issue No. 96-18 and FIN 28.

Effective July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). SFAS No. 123(R) supersedes the Company’s previous accounting under APB No. 25 for periods beginning in fiscal 2007.

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes-option-pricing formula and a single option award approach. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on an analysis of the relevant peer companies’ post-vest termination rates and the exercise factors.

Expected Volatility—Expected volatility is based on a combination of the implied and historical volatility for both the Company and its peer group.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input and the Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Estimated Forfeitures—The estimated forfeiture rate is based on the Company’s historical forfeiture rates.

Stock Compensation Expense—The fair value of stock option grants for the six months ended December 31, 2006 under SFAS 123(R) was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions (unaudited):

Risk-free interest rate	4.60%
Expected life	4.38 years
Dividend yield	None
Volatility	50.51%
Estimated annual forfeitures	10%
Weighted-average fair value	$12.85

The Company recorded stock-based compensation expense of $492,000 for the six months ended December 31, 2006 resulting from the adoption of SFAS No. 123(R). As of December 31, 2006, the Company’s

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

total unrecognized compensation cost related to stock-based awards granted since July 1, 2006 to employees and non-employee directors was $4.9 million, which will be recognized over a weighted-average vesting period of approximately 4 years.

Shipping and Handling Fees—In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company incurred shipping costs of $649,000, $465,000, $513,000, $270,000 and $213,000 for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, respectively, that were included in sales and marketing expenses.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Comprehensive Income—Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. Comprehensive income was the same as net income for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, remeasurement of foreign currency accounts and foreign exchange transaction gains and losses, which have not been material, are reflected in the consolidated statements of operations.

Net Income Per Share—Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period.

Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, comprised of incremental common shares, issuable upon the exercise of stock options are included in diluted net income per share, using the treasury stock method, to the extent such shares are dilutive.

A reconciliation of shares used in the calculation of basic and diluted net income per share is as follows (in thousands, except for per share amounts):

	Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
				(Unaudited)
Numerator:
Net income	$4,854	$7,090	$16,947	$7,011	$9,767
Denominator:
Basic weighted-average number of common shares outstanding	21,898	21,914	22,010	21,961	22,201
Dilutive common stock options	6,164	7,528	9,836	8,060	10,139

Diluted weighted-average number of common shares outstanding	28,062	29,442	31,846	30,021	32,340

Basic net income per share	$0.22	$0.32	$0.77	$0.32	$0.44
Diluted net income per share	$0.17	$0.24	$0.53	$0.23	$0.30

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Certain Significant Risks and Uncertainties—The Company operates in the high technology industry and is subject to a number of risks, some of which are beyond the Company’s control, that could have a material adverse effect on the Company’s business, operating results, and financial condition. These risks include variability and uncertainty of revenues and operating results; product obsolescence; geographic concentration; international operations; dependence on key personnel; competition; intellectual property/litigation; management of growth; and limited sources of supply.

Concentration of Supplier Risk—Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. Two suppliers accounted for 26.6% and 27.8%, 29.2% and 26.7%, 32.2% and 20.8%, 33.3% and 22.5%, and 29.6% and 18.9% of total purchases for years ended June 30, 2004, 2005 and 2006, and the six months ended December 31, 2005 and 2006, respectively.

Fair Value of Financial Instruments—Cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Long- term debt is carried at amortized cost, which approximates its fair value based on borrowing rates currently available to the Company for loans with similar terms.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Deposits may exceed the amount of insurance provided on such deposits. No single customer accounted for 10% or more of net sales in fiscal years 2004, 2005 and 2006 or the six months ended December 31, 2005 and 2006. No single customer accounted for 10% or more of accounts receivable as of June 30, 2005 and 2006 and December 31, 2006.

Recently Issued Accounting Standards—In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R became effective beginning with the Company’s fiscal year ended June 30, 2006. The Company has analyzed its relationship with Ablecom Technology Inc. and its subsidiaries (“Ablecom”—see Note 7) and has concluded that Ablecom is a variable interest entity as defined by FIN No. 46R; however, the Company is not the primary beneficiary of Ablecom and, therefore, the Company does not consolidate Ablecom. In performing its analysis, the Company considered its explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, the Company considered and determined that no implicit arrangements with Ablecom exist principally as a result of the fiduciary duty that the Company has towards its stockholders who do not own shares in Ablecom.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

SFAS No. 153

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for non-monetary asset exchanges beginning in our first quarter of fiscal year 2006. The adoption of SFAS 153 did not have a material effect on our consolidated financial position or results of operations.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe this pronouncement will have a material impact in its financial results.

FSP No. FAS 109-2

In December 2004, the FASB issued FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. The Company currently has no plans to avail itself of these provisions.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Income Tax Uncertainties” (FIN 48). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, the Company has not yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position, results of operations and liquidity.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

SAB No. 108

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company applied the guidance in SAB 108 as of July 1, 2006. The application of SAB 108 did not have a significant effect on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations or cash flows.

Note 2.    Accounts Receivable Allowances

The Company establishes an allowance for doubtful accounts and an allowance for sales returns. The allowance for doubtful accounts is based upon the credit risk of specific customers, historical trends related to past losses and other relevant factors. The Company also provides its customers with product returns rights. A provision for such returns is provided for in the same period that the related sales are recorded based upon contractual return rights and historical trends. Accounts receivable allowances as of June 30, 2004, 2005 and 2006 and December 31, 2006, consisted of the following (in thousands):

	Beginning Balance	Charged to Cost and Expenses	Deductions	Ending Balance
Allowance for doubtful accounts:
Year ended June 30, 2004	$235	$124	$(116)	$243
Year ended June 30, 2005	243	88	(94)	237
Year ended June 30, 2006	237	18	(47)	208
Six months ended December 31, 2006 (Unaudited)	208	150	(2)	356

Allowance for sales returns
Year ended June 30, 2004	$716	$1,767	$(1,661)	$822
Year ended June 30, 2005	822	4,148	(3,818)	1,152
Year ended June 30, 2006	1,152	2,497	(3,326)	323
Six months ended December 31, 2006 (Unaudited)	323	2,328	(2,116)	535

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Note 3.    Inventories

Inventories as of June 30, 2005 and 2006 and December 31, 2006, consisted of the following (in thousands):

	June 30,		December 31, 2006
	2005	2006
			(Unaudited)
Finished goods	$27,288	$39,371	$53,170
Work in process	50	387	1,689
Purchased parts and raw materials	13,187	17,854	19,805

Total inventories, net	$40,525	$57,612	$74,664

Note 4.    Property and Equipment

Property and equipment as of June 30, 2005 and 2006 and December 31, 2006, consisted of the following (in thousands):

	June 30,		December 31, 2006
	2005	2006
			(Unaudited)
Land	$6,788	$13,859	$13,859
Buildings	10,439	13,162	13,162
Building and leasehold improvements	1,514	2,109	2,868
Machinery and equipment	1,849	2,673	3,585
Furniture and fixtures	524	722	1,301
Software	744	840	906

	21,858	33,365	35,681
Accumulated depreciation	(2,781)	(3,760)	(4,497)

Property, plant and equipment, net	$19,077	$29,605	$31,184

The costs of assets under capital leases were $192,000, $402,000 and $496,000 as of June 30, 2005 and 2006 and December 31, 2006, respectively, and accumulated amortization was $14,000, $46,000 and $70,000, respectively.

Note 5.    Advances from Receivable Financing Arrangements

The Company has accounts receivable financing agreements with certain financing companies whereby the financing companies pay the Company for sales transactions that have been preapproved by these financing companies. The financing company then collects the receivable from the customer. For the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, such sales transactions totaled approximately $9,153,000, $9,960,000, $15,286,000, $6,987,000 and $6,367,000, respectively. At June 30, 2005 and 2006 and December 31, 2006, approximately $363,000, $800,000 and $946,000 respectively, remained uncollected from customers subject to these arrangements. Such amounts have been recorded as advances from receivable financing arrangements as the Company has obligations to repurchase inventories seized by the financing companies from defaulting customers. Historically, the Company has not been required to repurchase inventories from the financing companies. These financing arrangements bear interest at rates ranging from 12.24% to 21.48% per annum, depending on the customers’ credit ratings, for both years ended June 30, 2005 and 2006 and the six months ended December 31, 2006.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Note 6.    Long-term Obligations

Long-term obligations as of June 30, 2005 and 2006 and December 31, 2006 consisted of the following (in thousands):

	June 30,		December 31, 2006
	2005	2006
			(Unaudited)
Building loans	$11,818	$18,237	$17,953
Small Business Administration loan	1,148	1,000	985
Capital leases (Note 10)	110	229	252

Total	13,076	19,466	19,190
Current portion	(504)	(781)	(844)

Long-term portion	$12,572	$18,685	$18,346

In March 2001, the Company borrowed $8,712,000 from a bank to purchase a building in San Jose, California. The loan is secured by the property purchased and principal and interest are payable monthly through April 1, 2021. As of June 30, 2005 and 2006 and December 31, 2006, the total outstanding borrowings were $7,649,000, $7,360,000 and $7,216,000, respectively, with interest at 6.25% through April 2006 and 6.75% from May 2006 to April 2011. The interest rate from May 2011 through April 2021 is adjusted every five years and is equal to 1.75% plus the United States 5-Year Treasury bond rate rounded to the nearest 1/8%. Under the terms of the agreement, as amended in June 2006, the Company is required to maintain a debt coverage ratio. The Company was in compliance with the ratio at June 30 and December 31, 2006.

In May 2001, the Company borrowed $1,300,000 under a Small Business Administration loan. The loan is secured by certain property owned by the Company, and the principal and interest are payable monthly through May 1, 2021. As of June 30, 2005, the total outstanding borrowing was $1,148,000 with interest at 6.42% per annum plus 1.26% per annum as loan fees. In October 2005, the Company paid off the loan for $1,182,000.

In April 2004, the Company borrowed $4,275,000 from a bank to purchase a building in San Jose, California. The loan is secured by the property purchased and principal and interest are payable monthly through May 1, 2029. As of June 30, 2005 and 2006 and December 31, 2006, the total outstanding borrowings were $4,170,000, $4,085,000 and $4,040,000, respectively, with interest at 5.28% per annum through May 2007. The interest rate from May 2007 through May 2029 is equal to the prime rate in effect on the first business day of the month in which a change occurs as published in the Wall Street Journal on the next business day.

In September 2005, the Company obtained two loans totaling $7,920,000 from a bank to purchase a building in San Jose, California. Both loans are secured by the property purchased and the assignment of all rent on the property purchased. The first loan of $6,930,000 is repayable in equal monthly installments through September 2010. As of June 30 and December 31, 2006, the total outstanding borrowings were $6,792,000 and $6,697,000, respectively, with interest at 5.77% per annum through September 2010, and then it is adjusted every five years to equal the index of 5-Year Treasury Notes plus 1.65% per annum. The second loan of $990,000 was paid off using a Small Business Administration loan of $1,019,000 on November 16, 2005. The second loan is secured by the property purchased and guaranteed by two officers/shareholders of the Company. As of June 30 and December 31, 2006, the total outstanding borrowings were $1,000,000 and $985,000, respectively, with interest at 6.6% per annum through November 16, 2010, and then it is adjusted every five years based on the index as defined in the loan agreement. The Small Business Administration loan is repayable in equal monthly installments through November 1, 2025.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

As of December 31, 2006, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $29,786,000 and $27,990,000, respectively. As of June 30, 2006, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $28,992,000 and $27,450,000, respectively. As of June 30, 2005, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were approximately $18,624,000 and $17,480,000, respectively.

The following table as of June 30, 2006, summarizes future minimum principal payments on the Company’s debts excluding capital leases (in thousands):

Fiscal Years Ending June 30,
2007	$616
2008	655
2009	697
2010	742
2011	790
Thereafter	15,737

Total	$19,237

As of December 31, 2006, the Company had an unused revolving line of credit totaling $5,000,000 that matures on November 1, 2007 and the interest rate on this credit line is equal to the lender’s established prime rate of 8.25% per annum.

Note 7.    Related-party and Other Transactions

Ablecom Technology Inc.—Ablecom, a Taiwan corporation, together with its subsidiaries (Ablecom”), is one of the Company’s major contract manufacturers. Ablecom’s chief executive officer, Steve Liang, is the brother of Charles Liang, the Company’s President, Chief Executive Officer and Chairman of the Board of Directors, and owns approximately 4.5% of the Company’s common stock. Charles Liang served as a Director of Ablecom during the Company’s fiscal 2006, but is no longer serving in such capacity. In addition, Charles Liang and his wife, also an officer of the Company, collectively own approximately 30.7% of Ablecom and Yih-Shyan (Wally) Liaw, an officer and director of the Company, and his spouse collectively own approximately 5.2% of Ablecom, while Steve Liang and other family matters own approximately 45.3% of Ablecom.

The Company has product design and manufacturing services agreements (“product design and manufacturing agreements”) and a distribution agreement (“distribution agreement”) with Ablecom.

Under the product design and manufacturing agreements, the Company outsources a portion of its design activities and a significant part of its manufacturing of components such as server chassis to Ablecom, an outsourced manufacturer beginning in 1997 for the sole purpose of providing design and manufacturing services. Ablecom agrees to design products according to the Company’s specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, the Company commits to purchase a minimum quantity over a set period. The purchase price of the products manufactured by Ablecom is negotiated on a purchase order by purchase order at each purchase date. However, a fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Under the distribution agreement, Ablecom purchases from the Company server products for distribution in Taiwan. The pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements the Company has with similar, third party distributors.

Ablecom’s net sales to the Company and its net sales of the Company’s products to others comprise a substantial majority of Ablecom’s net sales. The Company purchased products from Ablecom totaling approximately $44,371,000, $57,342,000 and $75,718,000, and sold products to Ablecom totaling approximately $4,549,000, $4,064,000 and $3,881,000, for the years ended June 30, 2004, 2005 and 2006, respectively. Amounts owed to the Company by Ablecom as of June 30, 2005 and 2006, were approximately $201,000 and $310,000, respectively. Amounts owed to Ablecom by the Company as of June 30, 2005 and 2006, were approximately $21,631,000 and $23,492,000 respectively. Historically, the Company has paid Ablecom the majority of invoiced dollars between 120 and 145 days of invoice. For the years ended June 30, 2004, 2005 and 2006, the Company received $203,000, $84,000 and $90,000, respectively from Ablecom for penalty charges, and paid approximately $20,000, $61,000 and $104,000, respectively in miscellaneous costs to Ablecom. Penalty charges are assessments relating to delayed deliveries or quality issues.

For the six months ended December 31, 2005 and 2006, the Company purchased products from Ablecom totaling approximately $40,115,000 and $39,992,000, respectively, and sold products to Ablecom totaling approximately $2,213,000 and $4,271,000, respectively. The amounts owed to the Company by Ablecom as of December 31, 2006, was approximately $819,000. The amount owed to Ablecom by the Company as of December 31, 2006, was approximately $27,688,000. For the six months ended December 31, 2006, the Company paid Ablecom the majority of invoiced dollars between 100 and 130 days of invoice. For the six months ended December 31, 2005 and 2006, the Company received $17,000 and $49,000, respectively from Ablecom for penalty charges, and paid approximately $38,000 and $281,000, respectively in miscellaneous costs to Ablecom.

The Company’s exposure to loss as a result of its involvement with Ablecom is limited to (a) potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company’s products such that the Company incurs a loss on the sale or can not sell the products and (b) potential losses on outstanding accounts receivable from Ablecom in the event of an unforeseen deterioration in the financial condition of Ablecom such that Ablecom defaults on its payable to the Company. Outstanding purchase orders with Ablecom were $1.3 million and $1.6 million at December 31, 2006 and June 30, 2006, respectively, representing the maximum exposure to loss relating to (a) above. The Company does not have any direct or indirect guarantees of losses, if any, of Ablecom.

Tatung—Tatung is a significant contract manufacturer for the Company and a less than 10% stockholder of the Company.

The Company has a product manufacturing agreement (“product manufacturing agreement”) with Tatung.

Under the product manufacturing agreement, the Company outsources a significant portion of its design and manufacturing of components such as motherboards to Tatung. Tatung agrees to design products according to the Company’s specifications.

The Company purchased contract manufacturing services and products from Tatung totaling approximately $13,561,000, $12,224,000 and $14,355,000 and sold products to Tatung totaling approximately

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

$6,000, $1,000 and $85,000, for the years ended June 30, 2006, 2005 and 2004, respectively. The amounts owed to the Company by Tatung as of June 30, 2005 and 2006, were approximately $0 and $83,000, respectively. The amounts owed to Tatung by the Company as of June 30, 2005 and 2006, were approximately $1,611,000 and $4,988,000 respectively. Historically, the Company has paid Tatung the majority of invoiced dollars between 80 and 130 days of invoice. For the years ended June 30, 2004, 2005 and 2006, the Company received $271,000, $0 and $0, respectively from Tatung for penalty charges.

For the six months ended December 31, 2005 and 2006, the Company purchased contract manufacturing services and products from Tatung totaling approximately $6,049,000 and $12,691,000, respectively and sold products to Tatung totaling approximately $0 and $2,373,000, respectively. The amount owed to the Company by Tatung as of December 31, 2006, was approximately $1,335,000. The amount owed to Tatung by the Company as of December 31, 2006, was approximately $5,906,000. For the six months ended December 31, 2006, the Company paid Tatung the majority of invoiced dollars between 60 and 140 days of invoice.

Note 8.    Common Stock

The 1998 Stock Option Plan (the “Plan”) authorizes the Board of Directors to grant options to employees, directors and consultants to purchase shares of the Company’s common stock. At December 31, 2006, 13,000,000 shares of the Company’s common stock have been reserved for issuance under the Plan. The exercise price per share for options granted to employees and consultants owning shares representing more than 10% of the Company at the time of grant cannot be less than 110% of the fair value. Incentive and nonqualified stock options granted to all other persons shall be granted at a price not less than 100% and 85%, respectively, of the fair value. Options generally expire ten years after the date of grant. The vesting of stock options is determined by the Board of Directors and may not exceed five years. Generally, options vest over four years; 25% at the end of one year and 1/16th per quarter thereafter.

In fiscal year 1999, the Company granted 5,944,000 non-statutory stock options to key employees of the Company and external consultants outside of the 1998 Stock Option Plan. These options, which the Company has reserved for separately, were granted at exercise prices ranging from $0.08 to $0.63 per share (weighted average exercise price of $0.22), which were the estimated fair values at the dates of grant and are now fully vested.

In fiscal year 2001, the Company granted 1,480,000 non-statutory stock options to key officers of the Company outside of the 1998 Stock Option Plan. These options, which the Company has reserved for separately, were granted at an exercise price of $1.25 per share, which was the estimated fair value at the date of grant and are now fully vested.

In fiscal year 2003, the Company granted 200,000 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $1.25 per share.

In fiscal year 2006, the Company granted 64,800 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $3.50 per share.

In August 2006, the Board of Directors approved the 2006 Equity Incentive Plan (the “2006 Plan”) and reserved for issuance 4,000,000 shares of common stock for the granting of stock options, stock appreciation

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

rights, restricted stock awards, restricted stock units and other equity-based awards. The number of shares reserved will automatically increase on January 1, 2007 and each subsequent anniversary through 2016, by an amount equal to the smaller of (a) three percent of the number of shares of stock issued and outstanding on the immediately preceding December 31, or (b) a lesser amount determined by the Board of Directors. The 2006 Plan will be effective upon its approval by the stockholders of the Company.

Option activities were as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance as of June 30, 2003 (8,949,038 shares exercisable at weighted average exercise price of $0.77 per share)	3,602,400	11,268,600	$0.88
Granted (weighted average fair value of $0.61)	(1,697,940)	1,697,940	2.16
Exercised	—	(190,000)	0.10
Canceled	96,342	(96,342)	1.47

Balance as of June 30, 2004 (10,284,900 shares exercisable at weighted average exercise price of 0.87 per share)	2,000,802	12,680,198	1.06
Granted (weighted average fair value of $1.18)	(1,414,986)	1,414,986	2.90
Exercised	—	(35,000)	1.25
Canceled	159,348	(159,348)	1.31

Balance as of June 30, 2005 (11,429,052 shares exercisable at weighted average exercise price of $0.96 per share)	745,164	13,900,836	1.24
Authorized	4,000,000	—
Granted (weighted average fair value of $3.16)	(879,736)	944,536	4.04
Exercised	—	(235,618)	1.80
Canceled	258,594	(258,594)	1.96

Balance as of June 30, 2006 (12,133,060 shares exercisable at weighted average exercise price of $1.07 per share)	4,124,022	14,351,160	$1.40
Granted (weighted average fair value of $6.43)*	(925,660)	925,660	13.89
Exercised*	—	(48,956)	1.58
Canceled*	165,334	(165,334)	6.13

Balance as of December 31, 2006 (12,681,402 shares exercisable at weighted average exercise price of $1.20 per share)*.	3,363,696	15,062,530	$2.12

*	(Unaudited)

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Additional information regarding options outstanding as of June 30, 2006, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.08 - 0.20	2,401,000	2.45	$0.15	2,401,000	$0.15
0.38	1,500,000	2.45	0.38	1,500,000	0.38
0.63	100,000	2.45	0.63	100,000	0.63
1.25	6,652,600	5.00	1.25	6,639,816	1.25
1.55 - 2.60	1,785,814	7.69	2.27	1,062,242	2.23
2.80 - 3.00	403,574	8.79	2.92	169,852	2.92
3.08	600,000	8.50	3.08	225,000	3.08
3.25	561,052	9.25	3.25	14,626	3.25
3.50	279,120	9.50	3.50	20,524	3.50
13.70	68,000	9.75	13.70	—	—

$ 0.08 - $ 13.70	14,351,160	5.15	$1.40	12,133,060	$1.07

During the each of the quarters in fiscal year 2006 and the six months ended December 31, 2006, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
September 30, 2005	593,096	$3.25	$4.87	$1.62
December 31, 2005	283,440	3.50	8.56	5.06
March 31, 2006	68,000	13.70	13.70	—
June 30, 2006	—	$—	$—	$—
September 30, 2006	—	$—	$—	$—
December 31, 2006	925,660	$13.89	$13.89	$—

The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

Options to Nonemployees—In June 2001, the Company issued options to external consultants for the purchase of 206,000 shares of the Company’s common stock at an exercise price of $1.25 per share and a fair value of $0.97 per share. The options vest over four years ranging from May 1, 1999 to July 1, 2000, and expire ten years from the date of issuance. In August 2003, the Company issued options to one external consultant for the purchase of 8,668 shares of the Company’s common stock at an exercise price of $1.93 per share and a fair value of $1.61 per share. The options vest over four years with vesting commencement dates starting on January 6, 2004, and expire ten years from the date of issuance. In December 2003, the Company issued options to one external consultant for the purchase of 8,000 shares of the Company’s common stock at an exercise price of $ 2.10 per share and a fair value of $1.98 per share. The options vest over four years starting on May 1, 2003, and expire ten years from the date of issuance. In September 2004, the Company issued options to one external consultant for the purchase of 12,000 shares of the Company’s common stock at an exercise price of $2.60 per

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

share and a fair value of $ 2.77 per share. The options vest over four years starting on July 1, 2004, and expire ten years from the date of issuance. In March 2005, the Company issued options to external consultants for the purchase of 10,000 shares of the Company’s common stock at an exercise price of $2.90 per share and a fair value of $3.18 per share. The options vest over two years starting on January 1, 2005, and expire ten years from the date of issuance. In June 2005, the Company issued options to one external consultant for the purchase of 10,000 shares of the Company’s common stock at an exercise price of $3.00 per share and a fair value of $3.30 per share. The options vest over two years starting on July 1, 2004, and expire ten years from the date of issuance. In September 2005, the Company issued options to external consultants for the purchase of 6,360 shares of the Company’s common stock at an exercise price of $3.25 per share and a fair value ranging from $4.11 to $4.21 per share. The options vest over four years ranging from March 1, 2004 to April 1, 2005, and expire ten years from the date of issuance. In December 2005, the Company issued options to one external consultant for the purchase of 1,820 shares of the Company’s common stock at an exercise price $3.50 per share and a fair value of $7.69 per share. The options vest over four years starting on June 1, 2005, and expire ten years from the date of issuance. In 2004, 2005 and 2006 and for the six months ended December 31, 2005 and 2006, the Company recorded compensation expense of $114,000, $79,000, $209,000, $73,000 and $13,000, respectively, associated with these options. Pursuant to the provisions of SFAS No. 123, the fair value of the options issued was determined based on fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case the fair value was estimated at the vesting date using the Black-Scholes model with the following assumptions: risk-free interest rate, 4.15% to 4.90% for 2004, 4.09% to 4.83% for 2005, 4.16% to 5.20% for 2006, 4.16% to 4.73% for the six months ended December 31, 2005 and 4.56% to 5.09% for the six months ended December 31, 2006, contractual life of ten years, expected dividend yield of zero, and expected volatility of 70% for 2004 and 2005, 81% for 2006 and 51% for the six months ended December 31, 2006. Unamortized deferred stock compensation relating to non-employees was $50,000 and $28,000 at June 30 and December 31, 2006, respectively. The fair value and compensation expense included in the unvested portion of such award is subject to adjustments as the fair value of the Company’s common stock changes over the vesting period.

Note 9.    Income Taxes

The components of income before income taxes are as follows (in thousands):

	Years Ended June 30,
	2004	2005	2006
United States	$6,742	$11,143	$25,617
Foreign	(659)	(414)	1,005

Income before income taxes	$6,083	$10,729	$26,622

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

The income tax provision for the years ended June 30, 2004, 2005 and 2006, consists of the following (in thousands):

	June 30,
	2004	2005	2006
Current:
Federal	$1,543	$3,203	$8,823
State	94	303	1,195
Foreign	—	—	476

	1,637	3,506	10,494

Deferred:
Federal	(385)	122	(682)
State	(23)	11	(47)
Foreign	—	—	(90)

	(408)	133	(819)

Income tax provision	$1,229	$3,639	$9,675

The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when an event occurs necessitating a change to the reserves or the statue of limitations for the relevant taxing authority to examine the tax position has expired.

The Company’s net deferred tax assets as of June 30, 2005 and 2006, consist of the following (in thousands):

	June 30,
	2005	2006
Warranty accrual	$625	$575
Marketing fund accrual	513	378
Inventory valuation	905	1,669
Tax benefit on foreign loss	476	90
Amortization	101	256
Allowance for doubtful accounts	81	69
Accrued liability	29	59
Inventory cost difference	26	26
Other accruals	399	318

Total deferred income tax assets	3,155	3,440
Deferred tax liabilities-depreciation and other	(456)	(398)
Valuation allowance	(476)	—

Deferred income tax assets-net	$2,223	$3,042

As of June 30, 2006, the Company has modified its inter-company transfer pricing arrangements with its foreign subsidiaries. As a result, the Company utilized a substantial portion of its foreign net operating loss carryforward in fiscal year 2006 and now believes it is more likely than not the deferred tax assets relating to the remaining net operating loss carryforwards will be realized. Therefore, the Company has released the valuation allowance relating to these deferred tax assets in the current period.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Income tax benefits resulting from the exercise of options of $74,290, $0 and $220,228 were credited to stockholders’ equity in the years ended June 30, 2004, 2005 and 2006, respectively.

The following is a reconciliation for the years ended June 30, 2004, 2005 and 2006, of the statutory rate to the Company’s effective federal tax rate:

	Years Ended June 30,
	2004	2005	2006
Tax at statutory rate	34.0%	35.0%	35.0%
State income tax-net of federal benefit	1.0	2.6	3.4
Foreign rate differential losses not deductible	2.3	(3.1)	1.6
Change in valuation allowance	0.8	1.1	(1.8)
Foreign sales corporation tax benefit	(8.6)	(1.8)	(1.4)
Research and development tax credit	(9.6)	(0.4)	(1.0)
Other	0.3	0.5	0.5

Effective tax rate	20.2%	33.9%	36.3%

Note 10.    Commitments and Contingencies

Litigation and Claims—The Company has been a defendant in a lawsuit with Digitechnic, S.A., a former customer, before the Bobigny Commercial Court in Paris, France, in which Digitechnic alleged that certain products purchased from the Company were defective. In September 2003, the Bobigny Commercial Court found in favor of Digitechnic and awarded damages totaling $1,178,000. The Company accrued for these damages in its consolidated financial statements as of June 30, 2004, as the best estimate of its loss in this situation. In February 2005, the Paris Court of Appeals reversed the trial court’s ruling, dismissed all of Digitechnic’s claims and awarded $11,000 to the Company for legal expenses. Accordingly, the Company reversed the $1,178,000 accrued in fiscal 2005. Digitechnic has appealed the Paris Court of Appeals decision to the French Supreme Court and asked for $2,416,000 for damages. On February 13, 2007, the French Supreme Court reversed the decision of the Paris Court of Appeals, ordering a new hearing before a different panel of the Paris Court of Appeals. Pending a new hearing, the trial court ruling is reinstated. Although the Company cannot predict with certainty the final outcome of this litigation, it believes the claim to be without merit and intend to continue to defend it vigorously. Management believes that the ultimate resolution of this matter will not result in a material adverse impact on the Company’s results of operations, cash flows or financial position.

In August, September and November 2006, the Company entered into settlement agreements regarding certain claims relating to the sale of its products in violation of export control laws. In August 2006, the Company entered into a plea agreement with the U.S. Department of Justice, the principal terms of which included entering a guilty plea to one charge of violating federal export regulations and payment of approximately $150,000 in fines. The plea agreement has been approved by the U.S. District Court. The Company has also entered into a settlement agreement with the Bureau of Industry and Security of the Department of Commerce pursuant to which the Company has acknowledged violations of the Export Administration Regulations and agreed to pay a fine of approximately $125,000. Finally, on November 10, 2006, the Company entered into a settlement agreement with the Office of Foreign Assets Control of the Department of the Treasury (“OFAC”), pursuant to which the Company made a payment of a fine of $179,000.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

On September 2, 2005, Rackable Systems, Inc. filed a lawsuit against the Company in federal court for the Northern District of California, alleging causes of action for patent infringement under two United States patents. The complaint seeks compensatory damages, treble damages for willful infringement, interest, attorneys’ fees and injunctive relief. On February 5, 2007, the Court entered an order summarily adjudicating Rackable’s patent regarding front mounted I/O connectors as invalid due to indefiniteness. As to Rackable’s patent regarding back-to-back placement, the Court entered an order that five of the claims were invalid due to indefiniteness. The litigation regarding the remaining claims is currently scheduled for trial in August 2007. The case remains in pre-trial motions. The Company believes the claims to be without merit and intends to defend against them vigorously. However, the results of litigation are inherently uncertain, and there can be no assurance that the Company will prevail. Any such suit or proceeding could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors—Protection of Intellectual Property.”

In addition to the above, the Company is involved in various legal proceedings arising from the normal course of business activities. In management’s opinion, resolution of these matters is not expected to have a material adverse impact on the Company’s consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future results of operations, cash flows or financial position in a particular period.

Lease Commitments—The Company leases equipment under noncancelable operating leases which expire at various dates through 2011. In addition, the Company leases certain of its equipment under capital leases. The future minimum lease commitments under all leases were as follows (in thousands):

	As of June 30, 2006		As of December 31, 2006
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Six months ending June 30, 2007	$—	$—	$192	$195
Year ending June 30, 2007	175	382	$—	$—
Year ending June 30, 2008	49	191	49	250
Year ending June 30, 2009	20	166	20	223
Year ending June 30, 2010	—	141	—	159
Year ending June 30, 2011	—	129	—	140

Total minimum operating lease payments	$244	$1,009	$261	$967

Less amounts representing interest	15		9

Present value of minimum lease payments	229		252
Less long-term portion	64		210

Current portion	$165		$42

Rent expense for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, were approximately $291,000, $431,000, $468,000, $220,000, and $280,000, respectively.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

Note 11.    Retirement Plan

The Company sponsors a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by the Company are discretionary, and no contributions have been made by the Company for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2006.

Beginning in March 2003, employees of Super Micro Computer, B.V. have the option to deduct a portion of their gross wages and invest the amount in a pension plan. The Company has agreed to match 10% of the amount that is deducted monthly from employees’ wages. For the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, the Company’s matching contribution was approximately $2,600, $4,100, $3,300, $2,000 and $2,000, respectively.

Note 12.    Segment Reporting

The Company operates in one operating segment and develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. The Company’s chief operating decision maker is the Chief Executive Officer.

International net sales are based on the country to which the products were shipped. The following is a summary for the years ended June 30, 2004, 2005 and 2006 and the six months ended December 31, 2005 and 2006, of net sales by geographic region (in thousands):

	Years Ended June 30,			Six Months Ended December 31,
	2004	2005	2006	2005	2006
Net sales:
United States	$89,972	$119,248	$177,024	$76,622	$119,267
United Kingdom	8,866	9,065	16,044	6,708	10,175
Germany	17,164	19,672	27,062	13,285	14,761
Rest of Europe	24,458	29,832	42,222	20,868	23,303
Asia	24,152	26,796	33,216	15,979	30,774
Other	2,453	7,150	6,973	3,180	5,509

	$167,065	$211,763	$302,541	$136,642	$203,789

The Company’s long-lived assets located outside the United States are not significant.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION AS OF DECEMBER 31, 2006 AND FOR THE

SIX MONTHS ENDED DECEMBER 31, 2005 AND 2006 IS UNAUDITED)

The following is a summary of net sales by product type (in thousands):

	Years Ended June 30,						Six Months Ended December 31,
	2004		2005		2006		2005		2006
	Amount	Percent of Net Sales	Amount	Percent of Revenues	Amount	Percent of Net Sales	Amount	Percent of Net Sales	Amount	Percent of Net Sales
Server systems	$51,151	30.6%	$66,574	31.4%	$104,460	34.5%	$44,916	32.9%	$71,928	35.3%
Serverboards and other components	115,914	69.4%	145,189	68.6%	198,081	65.5%	91,726	67.1%	131,861	64.7%

Total	$167,065	100%	$211,763	100%	$302,541	100%	$136,642	100.0%	$203,789	100.0%

Serverboards and other components are comprised of serverboards, chassis and accessories. Server systems constitute an assembly of components done by the Company.

Note 13.    Subsequent Events

On January 8, 2007, the Company’s stockholders approved the 2006 Equity Incentive Plan (See Note 8).

On January 10, 2007, the Company’s Board of Directors approved a two-for-one common stock split and an increase in the number of authorized common shares to 40,000,000. All share and per share information in the consolidated financial statements has been adjusted to give retroactive effect to the split.

Through and including April 23, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

UBS Investment Bank

Needham & Company, LLC

March 29, 2007